Exhibit (a)(1)(A)

Offer to Purchase for Cash

Any and All Issued and Outstanding Shares of Common Stock

of

PAYA HOLDINGS INC.

at

$9.75 Per Share

by

PINNACLE MERGER SUB, INC.

an indirect, wholly owned subsidiary of

NUVEI CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

ONE MINUTE FOLLOWING 11:59 P.M., NEW YORK CITY TIME,

ON TUESDAY, FEBRUARY 21, 2023, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Pinnacle Merger Sub, Inc. (“Purchaser” or “we”), a Delaware corporation and an indirect, wholly owned subsidiary of Nuvei Corporation (“Parent”), a corporation incorporated pursuant to the laws of Canada, is offering to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition (as defined below), any and all of the issued and outstanding shares of common stock, par value $0.001 per share, of Paya Holdings Inc., a Delaware corporation (“Paya” or the “Company” and such shares, the “Shares”), at a price of $9.75 per Share, without interest (the “Offer Price”), net to the seller in cash, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of January 8, 2023 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger”) without a vote of the stockholders of the Company to adopt the Merger Agreement and consummate the Merger in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (as amended, the “DGCL”), with the Company continuing as the surviving corporation (the “surviving corporation”) in the Merger and thereby becoming a wholly owned subsidiary of Parent.

As a result of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “effective time”) (other than Shares that are (i) (A) held by the Company as treasury stock or otherwise or (B) owned by Purchaser, in each case, as of immediately prior to the effective time, (ii) owned by Parent or any direct or indirect wholly owned subsidiary of Parent (other than Purchaser) or of the Company (in each case, other than any such shares held in a fiduciary, representative or other capacity on behalf of third parties) or (iii) held by a holder who is entitled to demand appraisal and who has properly and validly exercised appraisal rights with respect thereto in accordance with, and who has complied with, Section 262 of the DGCL) will be cancelled and automatically converted into the right to receive the Offer Price in cash (without interest and less any applicable withholding taxes), which we refer to as the “Merger Consideration.” Shares described in clause (i) above, which we refer to as “Excluded Shares,” will be cancelled at the effective time and will not be exchangeable for the Merger Consideration. Shares described in clause (ii) above will be converted into such number of shares of common stock of the surviving corporation such that the ownership percentage of any such person in the surviving corporation will equal the ownership percentage that such person’s shares represent in the Company immediately prior to the effective time. Shares described in clause (iii) above, which we refer to as “Dissenting Shares,” will entitle their holders only to the rights granted to them under Section 262 of the DGCL. Following the Merger, the Company will cease to be a publicly traded company.

Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The board of directors of the Company (the “Company Board”) has unanimously (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, are fair to, and in the best interest of the Company and the Company’s stockholders, (ii) determined that it is in the best interests of the Company and the Company’s stockholders, and declared it advisable, to enter into the Merger Agreement and consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions set forth therein, (iii) approved the execution and delivery of the Merger Agreement by the Company (including the “agreement of merger” as such term is used in Section 251 of the DGCL), the performance by the Company of its covenants and other obligations thereunder, and the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement upon the terms and conditions set forth therein, in accordance with the requirements of the DGCL, (iv) approved the execution and delivery of the Tender and Support Agreement (as defined below) by the parties thereto (and the consummation of the transactions contemplated thereby), (v) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL, and (vi) resolved to recommend that the Company’s stockholders (other than Parent and its subsidiaries) accept the Offer and tender their Shares to the Purchaser in the Offer (such recommendation the “Company Board Recommendation”).

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition, and the satisfaction or waiver by Parent or Purchaser of the Inside Date Condition and the HSR Condition (each as defined below and to the extent waiver is permitted under applicable law). The “Minimum Condition” requires that the number of Shares validly tendered (and not properly withdrawn) prior to the Offer Expiration Time (as defined below), together with any Shares owned by Parent, Purchaser or any of their affiliates, represents at least one more Share than 50% of the total number of Shares outstanding as of the consummation of the Offer at one minute following 11:59 p.m., New York City time, on Tuesday, February 21, 2023 (the “Offer Expiration Time,” unless Purchaser extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Offer Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire). The “Inside Date Condition” requires that, unless such condition is waived by Parent and Purchaser, the Acceptance Time (as defined below) will not occur prior to February 22, 2023. Except as described in Section 11 — “The Merger Agreement; Other Agreements,” if at the otherwise scheduled Offer Expiration Time, all of the Offer conditions (other than the Minimum Condition, Termination Condition (as defined below) and any other Offer Conditions that by their terms are to be satisfied at the expiration of the Offer) have not been satisfied or waived (to the extent waiver is permitted under applicable law), Parent will cause Purchaser to and Purchaser will extend the Offer for one or more occasions in consecutive increments of up to ten business days each as determined by Purchaser in its discretion, or for such longer duration as the Company, Purchaser and Parent may agree in order to permit satisfaction of such Offer Conditions. The “HSR Condition” requires that any waiting period (including all extensions thereof) applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, will have expired or been terminated. The Offer is also subject to other conditions described in Section 15 — “Conditions of the Offer.”

A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase, the Letter of Transmittal and the other documents to which this Offer to Purchase refers carefully before deciding whether to tender your Shares in the Offer.

January 24, 2023

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (i) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, with any required signature guarantees if the Letter of Transmittal so requires, and mail or deliver the Letter of Transmittal and any other required documents to Continental Stock Transfer & Trust Company, in its capacity as depositary for the Offer (the “Depositary”), and deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal, or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Tendering Shares,” or (ii) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares pursuant to the Offer.

We are not providing for guaranteed delivery procedures. Therefore, stockholders of the Company must allow sufficient time for the necessary tender procedures to be completed during normal business hours of the Depositary.

* * * * *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to MacKenzie Partners, Inc., as information agent for the Offer (the “Information Agent”), at the address and telephone number set forth for the Information Agent below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other materials related to the Offer may be obtained at the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

1407 Broadway

New York, New York 10018

(212) 929-5500

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

SUMMARY TERM SHEET

The following are some key Offer terms and questions that you, as a stockholder of the Company, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase, the Letter of Transmittal and other related materials. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase, the Letter of Transmittal and other related materials carefully and in their entirety. The information concerning the Company contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Purchaser by the Company or has been taken from, or is based upon, publicly available documents or records of the Company on file with the U.S. Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser.

Securities Sought:	Subject to certain conditions, including the satisfaction of the Minimum Condition (as described below), any and all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company (the “Shares”). See Section 1 — “Terms of the Offer.”

Price Offered Per Share:	$9.75 per Share, without interest (the “Offer Price”), net to the seller in cash, less any applicable withholding taxes. See Section 1 — “Terms of the Offer.”

Offer Expiration Time:	One minute following 11:59 p.m., New York City time, on Tuesday, February 21, 2023 (as it may be extended in accordance with the terms of the Merger Agreement, the “Offer Expiration Time”). See Section 1 — “Terms of the Offer.”

Withdrawal Rights:	You can withdraw your Shares at any time prior to one minute following 11:59 p.m., New York City time, on Tuesday, February 21, 2023, unless the Offer is extended, in which case you can withdraw your Shares by the then extended expiration time and date. You can also withdraw your Shares at any time after Saturday, March 25, 2023, which is the 60th day after the date of commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer and not validly withdrawn. See Section 4 — “Withdrawal Rights.”

Purchaser:	Pinnacle Merger Sub, Inc., a Delaware corporation and an indirect, wholly owned subsidiary of Parent, a corporation incorporated pursuant to the laws of Canada. See Section 8 — “Certain Information Concerning Parent, Purchaser and Certain Related Parties.”

Who is offering to buy my Shares?

Pinnacle Merger Sub, Inc., or “Purchaser” or “we”, a Delaware corporation and an indirect, wholly owned subsidiary of Nuvei Corporation (“Parent”), a corporation incorporated pursuant to the laws of Canada, is offering to purchase any and all of the issued and outstanding Shares upon the terms and subject to the conditions contained in this Offer to Purchase. Purchaser was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into the Company. See “Introduction” and Section 8 — “Certain Information Concerning Parent, Purchaser and Certain Related Parties.”

What securities are you offering to purchase?

We are making an offer to purchase any and all of the issued and outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See “Introduction” and Section 1 — “Terms of the Offer.”

How much are you offering to pay and what is the form of payment?

We are offering to pay $9.75 per Share, without interest, net to the seller in cash, less any applicable withholding taxes, upon the terms and subject to the conditions contained in this Offer to Purchase and the Letter of Transmittal. See “Introduction” and Section 1 — “Terms of the Offer.”

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See “Introduction” and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we and Parent want to acquire the entire equity interest in the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of any and all issued and outstanding Shares. We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of January 8, 2023 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger”) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (as amended, the “DGCL”), with the Company continuing as the surviving corporation (the “surviving corporation”) in the Merger and thereby becoming a wholly owned subsidiary of Parent. Following the Merger, the Company will cease to be a publicly traded company. See “Introduction” and Section 12 — “Purpose of the Offer; Plans for the Company.”

Is there an agreement governing the Offer?

Yes. The Company, Parent and Purchaser have entered into the Merger Agreement, which provides, among other things, for the terms and conditions of the Offer and the Merger. See “Introduction” and Section 11 — “The Merger Agreement; Other Agreements.”

What does the Company Board think of the Offer?

Under the Merger Agreement, the Company Board has unanimously (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, are fair to, and in the best interest of the Company and the Company’s stockholders, (ii) determined that it is in the best interests of the Company and the Company’s stockholders, and declared it advisable, to enter into the Merger Agreement and consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions set forth therein, (iii) approved the execution and delivery of the Merger Agreement by the Company (including the “agreement of merger” as such term is used in Section 251 of the DGCL), the performance by the Company of its covenants and other obligations thereunder, and the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement upon the terms and conditions set forth therein, in accordance with the requirements of the DGCL, (iv) approved the execution and delivery of the Tender and Support Agreement by the parties thereto (and the consummation of the transactions contemplated thereby), (v) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL, and (vi) resolved to recommend that the Company’s stockholders (other than Parent and its subsidiaries) accept the Offer and tender their Shares to the Purchaser in the Offer (such recommendation the “Company Board Recommendation”).

See “Introduction,” Section 10 — “Background of the Offer; Past Contacts or Negotiations with the Company” and Section 11 — “The Merger Agreement; Other Agreements.” A more complete description of the reasons for the Company Board’s approval of the Offer and the Merger is set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 (which, together with any exhibits and annexes attached thereto, we refer to as the “Schedule 14D-9”) that is being mailed to all the Company stockholders together with this Offer to Purchase.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things, the satisfaction or waiver (to the extent waiver is permitted under applicable law) by Parent or Purchaser of the following conditions (except that the Minimum Condition and the Termination Condition (as defined below) may not be waived):

•

the number of Shares validly tendered (and not validly withdrawn) prior to the Offer Expiration Time but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such terms are defined by Section 251(h) of the DGCL, together with any Shares owned by Parent, Purchaser or any of their affiliates, represents at least one more Share than 50% of the total number of Shares outstanding as of the Offer Expiration Time (the “Minimum Condition”);

•	the accuracy of the Company’s representations and warranties (subject to customary materiality qualifiers);

•

the Company’s performance and compliance in all material respects of all covenants, obligations and agreements required to be performed or complied with by it under the Merger Agreement at or prior to the Offer Expiration Time;

•

the receipt by Parent and Purchaser by the Company of a certificate signed by an executive officer of the Company, dated as of the date of the Offer Expiration Time, certifying that certain conditions have been satisfied;

•

the expiration or termination of any waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (such Act the “HSR Act” and such condition the “HSR Condition”);

•

the absence of any federal, state, local, foreign or multinational law, judgment, rule or regulation or order, judgment, or injunction, whether civil, criminal or administrative (whether temporary, preliminary or permanent) by any governmental authority of competent jurisdiction that prohibits, restricts, enjoins or otherwise makes illegal the consummation of the Offer or the Merger;

•	the absence, since the date of the Merger Agreement, of a Company Material Adverse Effect (as defined in the Merger Agreement);

•	the Acceptance Time not occurring prior to February 22, 2023 (the “Inside Date Condition”); and

•	the Merger Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”).

Except as described in Section 11 — “The Merger Agreement; Other Agreements,” if at the otherwise scheduled Offer Expiration Time, all of the Offer conditions (other than the Minimum Condition, the Termination Condition and the other Offer conditions that by their terms are to be satisfied at the expiration of the Offer) will have been satisfied or waived by Parent or Purchaser (to the extent waiver is permitted under applicable law), Purchaser will (and Parent will cause Purchaser to) extend the Offer on one or more occasions in consecutive increments of up to ten business days each as determined by Purchaser, (or such longer period as may be agreed by the Company, Purchaser and Parent).

Subject to the applicable rules and regulations of the SEC and the terms of the Merger Agreement, any of the conditions to the Offer may be waived by Parent and Purchaser in whole or in part, at any time and from time to time, in their sole discretion, except that Parent and Purchaser are not permitted to waive the Minimum Condition or the Termination Condition. See Section 1 — “Terms of the Offer,” Section 11 — “The Merger Agreement; Other Agreements — Terms and Conditions of the Offer” and Section 15 — “Conditions of the Offer.”

Is the Offer subject to any financing condition?

No. There is no financing condition to the Offer. See “Introduction,” Section 1 — “Terms of the Offer” and Section 9 — “Source and Amount of Funds.”

Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer?

Yes. We estimate that the maximum amount of funds needed to (i) complete the Offer, the Merger and the transactions contemplated by the Merger Agreement, including the funds needed to purchase all Shares tendered in the Offer and to pay the Company stockholders whose Shares are converted into the right to receive a cash amount equal to the Offer Price in the Merger, (ii) pay for fees and expenses incurred by Parent related to the Offer and the Merger, (iii) pay for the amounts in respect of outstanding in-the-money vested Company options and other vested equity awards and (iv) refinance certain existing indebtedness of the Company and its subsidiaries will be approximately $300 million.

Parent and Purchaser expect to fund such cash requirements from (a) a commitment from certain lenders to provide a $600 million senior secured first lien revolving credit facility (the “New Credit Facility”) contemplated by a debt commitment letter, dated January 8, 2023, that was entered into in connection with the execution of the Merger Agreement (the “Debt Commitment Letter”), and (b) approximately $385 million of undrawn revolving commitments (the “Existing Revolving Borrowings”) under the Amended and Restated Credit Agreement dated as of June 18, 2021 (as further amended from time to time prior to the Closing Date, the “Existing Credit Facility” and together with the New Credit Facility, the “Credit Facilities”), in each case available for, among other things, the purposes of financing in part the transactions and paying transaction-related fees, costs and expenses and repaying certain of the Company’s and its subsidiaries’ existing indebtedness (the financing available under the Credit Facilities, the “Debt Financing”).

Is your financial condition relevant to my decision to tender in the Offer?

No, we do not think that the financial condition of Purchaser, Parent or their respective affiliates is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for any and all issued and outstanding Shares solely for cash;

•	the consummation of the Offer (or the Merger) is not subject to any financing condition; and

•	if Purchaser consummates the Offer, Purchaser will acquire all remaining Shares for the same cash price in the Merger (i.e., the Offer Price).

See Section 9 — “Source and Amount of Funds.”

Can the Offer be extended and under what circumstances can or will the Offer be extended?

We have agreed in the Merger Agreement that Purchaser will extend the Offer (i) for any minimum period required by any applicable law or any rule, regulation, interpretation or position of the SEC or its staff or of the Nasdaq Capital Market (“Nasdaq”) or its staff or as may be necessary to resolve any comments of the SEC or the staff of Nasdaq, as applicable to the Offer, the Schedule 14D-9 or the Offer documents; (ii) if at the then-scheduled Offer Expiration Time, any of the Offer conditions (other than the Minimum Condition, the Termination Condition and any such conditions that by their terms are to be satisfied at the expiration of the Offer) has not been satisfied or waived by Parent or Purchaser (to the extent waiver is permitted under the Merger Agreement), Purchaser will (and Parent will cause Purchaser to) extend the Offer on one or more occasions, in consecutive periods of up to ten business days each (as determined by Purchaser in its discretion, or for such longer duration as the Company, Purchaser and Parent may agree); and (iii) if, at the then-scheduled Offer Expiration Time, each condition to the Offer (other than the Minimum Condition and any such conditions that by their nature are to be satisfied at the expiration of the Offer) has been satisfied or waived by Parent or Purchaser (to the extent permitted pursuant to the Merger Agreement) and the Minimum Condition has not been satisfied, Purchaser will (and Parent will cause Purchaser to) extend the Offer for one or more occasions, in consecutive periods of ten business days (as determined by Purchaser in its discretion, or for such longer duration as the parties may agree); except that Purchaser will not be required to extend the Offer for successive extension periods in excess of twenty business days in the aggregate (so long as Parent and Purchaser are not in material breach of their covenants and obligations set forth in the Merger Agreement) and without the Company’s prior written consent, the Purchaser will not extend the Offer for successive extension periods in excess of thirty business days in the aggregate. In each case described above, Purchaser is not required to (and is not permitted to, without the Company’s prior written consent) extend the offer beyond the earlier of (a) September 8, 2023 and (b) the termination of the Merger Agreement in accordance with its terms. See “Introduction,” Section 1 — “Terms of the Offer” and Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — The Offer” for more details on our ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Continental Stock Transfer & Trust Company (the “Depositary”) of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day of the previously scheduled Offer Expiration Time. See Section 1 — “Terms of the Offer.”

Will there be a subsequent offering period?

No. Pursuant to Section 251(h) of the DGCL, we expect the Merger to occur as promptly as practicable following the consummation of the Offer without a subsequent offering period.

How long do I have to decide whether to tender in the Offer?

You will have until the Offer Expiration Time to decide whether to tender your Shares in the Offer, unless we extend the Offer pursuant to the terms of the Merger Agreement or the Offer is earlier terminated. We are not providing for guaranteed delivery procedures. You are encouraged to deliver your Shares and other required documents to make a valid tender by the Offer Expiration Time. Please give your broker, dealer, commercial bank, trust company or other nominee instructions in sufficient time to permit such nominee to tender your Shares by the Offer Expiration Time. See Section 2 — “Acceptance for Payment and Payment of Shares” and Section 3 — “Procedures for Tendering Shares.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal, with any required signature guarantees, and any other documents required by the Letter of Transmittal, to the Depositary or (ii) tender your Shares by following the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase, no later than the Offer Expiration Time. We are not providing for guaranteed delivery procedures. Therefore, stockholders of the Company must allow sufficient time for the necessary tender procedures to be completed during normal business hours of the Depositary.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details. See “Introduction” and Section 3 — “Procedures for Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Offer Expiration Time. Thereafter, tenders of Shares are irrevocable, except that, pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), they may also be withdrawn after Saturday, March 25, 2023, which is the 60th day after the date of the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer and not validly withdrawn. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct that nominee to arrange for the withdrawal of your Shares. See “Introduction” and Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw any of your previously tendered Shares, you must deliver a written (or, with respect to Eligible Institutions (as defined below), a facsimile transmission) notice of withdrawal, with the required information to the Depositary while you still have the right to withdraw such Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct that nominee to arrange for the withdrawal of your Shares. See “Introduction” and Section 4 — “Withdrawal Rights.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15 — “Conditions of the Offer” are satisfied or waived (to the extent waiver is permitted under applicable law) and Purchaser accepts your Shares validly tendered in the Offer for payment, we will pay you the Offer Price, which is an amount equal to the number of Shares you validly tendered in the Offer multiplied by $9.75 in cash, without interest, less any applicable withholding taxes, promptly (and in any event within two business days) following the Acceptance Time (as defined below). See Section 2 — “Acceptance for Payment and Payment of Shares.”

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares pursuant to the Offer and the Merger occurs as described herein, you will receive as a result of the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares pursuant to the Offer, without interest and less any applicable withholding taxes.

Subject to certain conditions, if we purchase Shares in the Offer, we are obligated under the Merger Agreement to cause the Merger to occur.

Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no stockholder vote by the stockholders of the Company will be required in connection with the consummation of the Merger. We do not expect there to be significant time between the consummation of the Offer and the consummation of the Merger. See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by a Merger if all the Shares are not tendered?

If the Offer is consummated and Purchaser acquires a majority of the outstanding Shares, then, in accordance with the terms of the Merger Agreement, the Company will complete the Merger without a vote of the stockholders to adopt the Merger Agreement and consummate the Merger pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, Purchaser is not required to pay for and may delay the acceptance for payment of any Shares tendered pursuant to the Merger Agreement.

Pursuant to the Merger Agreement, as soon as practicable following the consummation of the Offer, Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation in the Merger and thereby becoming a wholly owned subsidiary of Parent. At the effective time of the Merger

(the “effective time”), each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares that are (i) (A) held by the Company as treasury stock or otherwise or (B) owned by Purchaser, in each case, as of immediately prior to the effective time, (ii) owned by Parent or any direct or indirect wholly owned subsidiary of Parent (other than Purchaser) or of the Company (in each case, other than any such shares held in a fiduciary, representative or other capacity on behalf of third parties) or (iii) held by a holder who is entitled to demand appraisal and who has properly and validly exercised appraisal rights with respect thereto in accordance with, and who has complied with, Section 262 of the DGCL) will be cancelled and automatically converted into the right to receive the Offer Price in cash (without interest and less any applicable withholding taxes), which we refer to as the “Merger Consideration.” Shares described in clause (i) above, which we refer to as “Excluded Shares,” will be cancelled at the effective time and will not be exchangeable for the Merger Consideration. Shares described in clause (ii) above will be converted into such number of shares of common stock of the surviving corporation such that the ownership percentage of any such person in the surviving corporation will equal the ownership percentage that such person’s shares represent in the Company immediately prior to the effective time. Shares described in clause (iii) above, which we refer to as “Dissenting Shares,” will entitle their holders only to the rights granted to them under Section 262 of the DGCL. Following the Merger, the Company will cease to be a publicly traded company. See “Introduction” and Section 11 — “The Merger Agreement; Other Agreements.”

Upon the successful consummation of the Offer, will the Company continue as a public company?

If the Offer is consummated, Purchaser will complete the Merger as soon as practicable after, and in any event on the same date as, the Acceptance Time, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement. As a result, the Shares will no longer meet the requirements for continued listing on Nasdaq because the only stockholder will be Parent. Parent intends to cause the Company to delist the Shares from Nasdaq as promptly as practicable after the effective time. In addition, Parent intends and will cause the Company to terminate the registration of the Shares under the Exchange Act as soon as practicable after consummation of the Merger as the requirements for termination of registration are met. See Section 12 — “Purpose of the Offer; Plans for the Company” and Section 13 — “Certain Effects of the Offer.”

Are appraisal rights available in either the Offer or the Merger?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders or beneficial owners who have demanded appraisal of such person’s Shares will be entitled to appraisal rights in connection with the Merger with respect to Shares not tendered in the Offer if such stockholders or beneficial owners properly perfect their right to seek appraisal under the DGCL. See Section 16 — “Certain Legal Matters; Regulatory Approvals — Dissenters’ Rights.”

What is the market value of my Shares as of a recent date?

The Offer Price of $9.75 per Share represents a premium of approximately 25% to the unaffected closing price of the Company’s stock on January 6, 2023, the last full trading day prior to the public announcement of the execution of the Merger Agreement. On January 23, 2023, the last full trading day before Purchaser commenced the Offer, the closing price of the Shares reported on Nasdaq was $9.70 per Share. See Section 6—“Price Range of Shares; Dividends.”

What will happen to my stock options in the Offer?

The Offer is made only for Shares and is not being made for any outstanding options to acquire Shares (each, an “Option”). Pursuant to the Merger Agreement, at the effective time, the portion of each Option that is outstanding and vested as of immediately prior to the effective time and that has an exercise price per Share less than the Offer Price will be cancelled and converted into the right to receive a lump sum cash payment, without interest, in an amount equal to the product of (x) the total number of Shares subject to such vested Option, multiplied by (y) the excess of (a) the Offer Price over (b) the exercise price per share of such Option and (ii) the portion of each Option that is outstanding and unvested as of immediately prior to the effective time and that has an exercise price less than the Offer Price will be converted into a stock option (a “Parent Option”) to purchase a number of subordinate voting shares of Parent (“Parent Shares”) equal to the product (rounded down to the nearest share) of (x) the number of Shares subject to such unvested Option multiplied by (y) the exchange ratio set forth in the Merger Agreement (which is based on the ratio of the Offer Price to the trading price of Parent Shares) (the “exchange ratio”), with an exercise price per Parent Share (rounded up to the nearest cent) equal to (a) the per share exercise price of such unvested Option divided by (b) the exchange ratio. The Parent Options will be governed by the same vesting and exercisability terms, and other terms and conditions no less favorable than those that applied to the unvested Options immediately prior to the effective time. Each Option, whether vested or unvested, that has an exercise price per Share that is equal to or greater than the Offer Price will be canceled for no consideration. See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Treatment of the Company Equity Awards.”

What will happen to my restricted stock units in the Offer?

The Offer is made only for Shares and is not being made for any restricted stock units with respect to Shares (each, an “RSU Award”). Pursuant to the Merger Agreement, at the effective time, the portion of each RSU Award that is outstanding and vested as of immediately prior to the effective time will be cancelled and converted into the right to receive a lump sum cash payment, without interest, in an amount equal to (i) the total number of Shares subject to such vested RSU Award as of immediately prior to the effective time multiplied by (ii) the Offer Price (plus the value of any accrued but unpaid dividend equivalent rights relating to such vested RSU Award). The portion of each RSU Award that is outstanding and unvested as of immediately prior to the effective time will be converted into a restricted stock unit award (a “Parent RSU”) with respect to a number of Parent Shares equal to the product of (x) the number of Shares underlying such unvested RSU Award as of immediately prior to the effective time multiplied by (y) the exchange ratio. The Parent RSUs will be governed by the same vesting and dividend equivalent rights terms, and other terms and conditions no less favorable than those that applied to the unvested RSU Awards immediately prior to the effective time. See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Treatment of the Company Equity Awards.”

What are the United States federal income tax consequences of the Offer and the Merger?

In general, the receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. If you are a United States Holder (as defined below), who receives cash for Shares pursuant to the Offer or pursuant to the Merger you will recognize gain or loss, if any, equal to the difference between the amount of cash received and your adjusted tax basis in the Shares tendered or exchanged therefor. A non-United States Holder (as defined below) generally will not be subject to U.S. federal income tax with respect to Shares tendered for cash in the Offer or exchanged for cash pursuant to the Merger unless such non-United States Holder has certain connections to the United States.

You are urged to consult your tax advisor about the particular tax consequences to you of tendering your Shares in the Offer or exchanging your Shares in the Merger in light of your particular circumstances (including the application and effect of any federal, state, local or non-U.S. laws). See Section 5 — “Certain United States Federal Income Tax Consequences” for a discussion of certain United States federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

Who should I talk to if I have additional questions about the Offer?

You can call MacKenzie Partners, Inc., the Information Agent, toll free, at (800) 322-2885 (or (212) 929-5500 (collect) if you are located outside of the United States or Canada). See the back cover of this Offer to Purchase.

INTRODUCTION

To the Holders of Paya Holdings Inc. Shares of Common Stock:

Pinnacle Merger Sub, Inc. (“Purchaser” or “we”), a Delaware corporation and an indirect, wholly owned subsidiary of Nuvei Corporation (“Parent”), a corporation incorporated pursuant to the laws of Canada, is offering to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition, any and all of the issued and outstanding shares of common stock, par value $0.001 per share, of Paya Holdings Inc., a Delaware corporation (the “Company” and such shares, the “Shares”), at a price of $9.75 per Share, without interest (the “Offer Price”), net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”). The Offer and withdrawal rights will expire at one minute following 11:59 p.m., New York City time, on Tuesday, February 21, 2023 (the “Offer Expiration Time,” unless the Offer is extended, in which event the term “Offer Expiration Time” means the latest time and date on which the Offer, so extended, expires), unless the Offer is earlier terminated. See Section 1 — “Terms of the Offer.”

Tendering stockholders who are record owners of their Shares and tender directly to Continental Stock Transfer & Trust Company, as depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 5 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or nominee should consult such institution as to whether it charges any service fees. Parent or Purchaser will pay all charges and expenses of the Depositary, and MacKenzie Partners, Inc., as information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See Section 17 — “Fees and Expenses.”

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition, and the satisfaction or waiver by Parent or Purchaser of the Inside Date Condition and the HSR Condition (each to the extent waiver is permitted under applicable law). The “Minimum Condition” requires that the number of Shares validly tendered (and not properly withdrawn) prior to the Offer Expiration Time, together with any Shares owned by Parent, Purchaser or any of their affiliates, represents at least one more Share than 50% of the total number of Shares outstanding as of the consummation of the Offer at one minute following the Offer Expiration Time. The “Inside Date Condition” requires that, unless such condition is waived by Parent and Purchaser, the Acceptance Time will not occur prior to February 22, 2023. “Acceptance Time” means the latest time and date at which the Purchaser will consummate the Offer and irrevocably accept for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the Offer Expiration Time. If at the otherwise scheduled Offer Expiration Time, all of the Offer conditions (other than the Minimum Condition, Termination Condition and any other Offer Conditions that by their terms are to be satisfied at the expiration of the Offer) have not been satisfied or waived by Parent or Purchaser (to the extent waiver is permitted under the Merger Agreement), Parent will cause Purchaser to and Purchaser will extend the Offer for one or more occasions in consecutive increments of up to ten business days each (as determined by Purchaser in its discretion, or for such longer duration as the Company, Purchaser and Parent may agree) in order to permit satisfaction of such Offer Conditions. The “HSR Condition” requires that any waiting period (including all extensions thereof) applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (the “HSR Act”) will have expired or been terminated. The Offer is also subject to other conditions described in Section 15 — “Conditions of the Offer.”

Subject to the applicable rules and regulations of the SEC and the terms of the Merger Agreement, any of the conditions to the Offer may be waived by Parent and Purchaser in whole or in part, at any time and from time to time, in their sole discretion, except that Parent and Purchaser are not permitted to waive the Minimum Condition or the condition that the Merger Agreement has not been terminated in accordance with its terms (the “Termination Condition”). See Section 1 — “Terms of the Offer” and Section 15 — “Conditions of the Offer.”

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of January 8, 2023 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger”) under the General Corporation Law of the State of Delaware (the “DGCL”), with the Company continuing as the surviving corporation in the Merger and thereby becoming a wholly owned subsidiary of Parent. See “Introduction” and Section 1 — “Terms of the Offer.”

Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following consummation of a tender offer for a publicly listed Delaware corporation, the stock irrevocably accepted for purchase pursuant to such tender offer and “received” (as defined in Section 251(h) of the DGCL) by the depositary prior to the expiration of such tender offer, plus the stock otherwise owned by the consummating corporation or its affiliates equals at least the percentage of the stock, and of each class or series thereof, of the target corporation that would otherwise be required to adopt a merger agreement under the DGCL and the target corporation’s certificate of incorporation, the corporation consummating such tender offer merges with or into such target corporation, and each outstanding share of each class or series of stock (other than “excluded stock” as defined in Section 251(h) of the DGCL) that is the subject of such tender offer and is not irrevocably accepted for purchase in the offer is to be converted in such merger into the right to receive the same amount and kind of consideration to be paid for shares of such class or series of stock irrevocably accepted for purchase in such tender offer, the consummating corporation may effect a merger without a vote of the stockholders of the target corporation. Accordingly, if the Offer is consummated and the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the Offer Expiration Time, together with any Shares owned by Purchaser or its affiliates, represents at least one more Share than 50% of the total number of Shares outstanding as of the Offer Expiration Time, the Company does not anticipate seeking the approval of its remaining public stockholders before effecting the Merger. Section 251(h) also requires that the merger agreement provide that such merger be effected as soon as practicable following the consummation of the tender offer. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after (and on the same day as) the consummation of the Offer after the satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement, without a vote of the stockholders of the Company, in accordance with Section 251(h) of the DGCL. See Section 11 — “The Merger Agreement; Other Agreements.”

As a result of the Merger, each Share issued and outstanding immediately prior to the effective time (other than Shares that are (i) (A) held by the Company as treasury stock or otherwise or (B) owned by Purchaser, in each case, as of immediately prior to the effective time, (ii) owned by Parent or any direct or indirect wholly owned subsidiary of Parent (other than Purchaser) or of the Company (in each case, other than any such shares held in a fiduciary, representative or other capacity on behalf of third parties) or (iii) held by a holder who is entitled to demand appraisal and who has properly and validly exercised appraisal rights with respect thereto in accordance with, and who has complied with, Section 262 of the DGCL) will be cancelled and automatically converted into the right to receive the Offer Price in cash (without interest and less any applicable withholding taxes), which we refer to as the “Merger Consideration.” Shares described in clause (i) above, which we refer to as “Excluded Shares,” will be cancelled at the effective time and will not be exchangeable for the Merger Consideration. Shares described in clause (ii) above will be converted into such number of shares of common stock of the surviving corporation such that the ownership percentage of any such person in the surviving corporation will equal the ownership percentage that such person’s shares represent in the Company immediately prior to the effective time. Shares described in clause (iii) above, which we refer to as “Dissenting Shares,” will entitle their holders only to the rights granted to them under Section 262 of the DGCL. Following the Merger, the Company will cease to be a publicly traded company. See Section 11 — “The Merger Agreement; Other Agreements” and Section 12 — “Purpose of the Offer; Plans for the Company.”

Under the Merger Agreement, the Company Board has unanimously (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, are fair to, and in the best interest of the Company and the Company’s stockholders, (ii) determined that it is in the best interests of the Company and the Company’s stockholders, and declared it advisable, to enter into the Merger Agreement and consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions set forth therein, (iii) approved the execution and delivery of the Merger Agreement by the Company (including the “agreement of merger” as such term is used in Section 251 of the DGCL), the performance by the Company of its covenants and other obligations thereunder, and the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement upon the terms and conditions set forth therein, in accordance with the requirements of the DGCL, (iv) approved the execution and delivery of the Tender and Support Agreement by the parties thereto (and the consummation of the transactions contemplated thereby), (v) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL, and (vi) resolved to recommend that the Company’s stockholders (other than Parent and its subsidiaries) accept the Offer and tender their Shares to the Purchaser in the Offer (such recommendation the “Company Board Recommendation”).

A more complete description of the Company Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Solicitation/Recommendation Statement on the Schedule 14D-9 that is being furnished by the Company to stockholders in connection with the Offer together with this Offer to Purchase. The Company’s stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under the sub-headings “Background of the Offer and Merger” and “Reasons for Recommendation.” See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Company Board Recommendation; Company Board Recommendation Change; Intervening Event Fiduciary Exception.”

The Company has informed Purchaser that 132,424,929 Shares were issued and outstanding as of January 23, 2023.

The Merger is subject to the satisfaction or waiver of certain conditions, including there being no court or other governmental authority of competent jurisdiction having enacted, issued, promulgated, enforced or entered (and continuing in effect) any federal, state, local, foreign or multinational law, judgment, rule or regulation or order, or injunction, whether civil or administrative (whether temporary, preliminary or permanent) that would prohibit, restrict, enjoin or otherwise make illegal the consummation of the Offer or the Merger. In addition, Purchaser must have irrevocably accepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer.

Pursuant to the Merger Agreement, as of the effective time, the directors of Purchaser as of immediately prior to the effective time will become the directors of the surviving corporation, and the officers of the Purchaser as of immediately prior to the effective time will become the officers of the surviving corporation. See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Structure of the Merger; Certificate of Incorporation; Bylaws; Directors and Officers.”

No appraisal rights are available in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders and beneficial owners who have demanded appraisal of such person’s Shares may be entitled to appraisal rights in connection with the Merger if they do not tender Shares in the Offer and comply with the applicable procedures described under Section 262 of the DGCL. Such stockholders or beneficial owners will not be entitled to receive the Offer Price, but instead will be entitled to only those rights provided under Section 262 of the DGCL. Stockholders or beneficial owners must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 16 — “Certain Legal Matters; Regulatory Approvals — Dissenters’ Rights.”

Certain United States federal income tax consequences of the tender of Shares in the Offer and the exchange of Shares pursuant to the Merger are described in Section 5 — “Certain United States Federal Income Tax Consequences.”

This Offer to Purchase, the Letter of Transmittal and other documents to which this Offer to Purchase refers contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

The Offer and withdrawal rights will expire at one minute following 11:59 p.m., New York City time, on Tuesday, February 21, 2023, unless the Offer is extended or earlier terminated in accordance with the terms of the Merger Agreement.

Upon the terms and subject to the satisfaction, or to the extent permitted, waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will promptly after (in any event, no later than one business day immediately after) the Offer Expiration Time, irrevocably accept for payment all Shares validly tendered and not validly withdrawn prior to the Offer Expiration Time (as permitted under Section 4 — “Withdrawal Rights”), and will pay for such Shares promptly (and in any event within two business days) after the Acceptance Time (as defined below).

The date and time of Purchaser’s acceptance for payment of all Shares validly tendered and not validly withdrawn pursuant to the Offer is referred to as the “Acceptance Time.”

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition and the waiver by Parent and Purchaser or the satisfaction of the Inside Date Condition and the HSR Condition. The Offer is also subject to other conditions described in Section 15 — “Conditions of the Offer.” Subject to the applicable rules and regulations of the SEC and the terms and conditions of the Merger Agreement, any of the conditions to the Offer may be waived by Parent and Purchaser in whole or in part, at any time and from time to time, in their sole discretion, except that Parent and Purchaser are not permitted to waive the Minimum Condition or the Termination Condition. See Section 15 — “Conditions of the Offer.”

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Offer Expiration Time, any of the conditions to the Offer have not been satisfied. See Section 15 — “Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11 — “The Merger Agreement; Other Agreements — Termination.”

Pursuant to the Merger Agreement, we may extend the Offer beyond its initial Offer Expiration Time. We have agreed in the Merger Agreement that Purchaser will extend the Offer (i) for any minimum period required by any applicable law or any rule, regulation, interpretation or position of the SEC or its staff or of Nasdaq or its staff or as may be necessary to resolve any comments of the SEC or the staff of Nasdaq, as applicable to the Offer, the Schedule 14D-9 or the Offer documents; (ii) if at the then-scheduled Offer Expiration Time, any of the Offer conditions (other than the Minimum Condition, the Termination Condition and any such conditions that by their terms are to be satisfied at the expiration of the Offer) has not been satisfied or waived by Parent or Purchaser (to the extent waiver is permitted under the Merger Agreement), Purchaser will (and Parent will cause Purchaser to) extend the Offer on one or more occasions, in consecutive periods of up to ten business days each (as determined by Purchaser in its discretion, or for such longer duration as the Company, Purchaser and Parent may agree); and (iii) if, at the then-scheduled Offer Expiration Time, each condition to the Offer (other than the Minimum Condition and any such conditions that by their nature are to be satisfied at the expiration of the Offer) has been satisfied or waived by Parent or Purchaser (to the extent permitted pursuant to the Merger Agreement) and the Minimum Condition has not been satisfied, Purchaser will (and Parent will cause Purchaser to) extend the Offer on one or more occasions, in consecutive periods of ten business days each (as determined by Purchaser in its discretion, or for such longer duration as the Company, Purchaser and Parent may agree); except that Purchaser will not be required to extend the Offer for successive extension periods in excess of twenty business days in the aggregate (so long as Parent and Purchaser are not in material breach of their covenants and obligations set forth in the Merger Agreement) and without the Company’s prior written consent, the Purchaser will not extend the Offer for successive extension periods in excess of thirty business days in the aggregate. In each case described above, Purchaser is not required to (and is not permitted to, without the Company’s prior written consent) extend the offer beyond the earlier of (a) September 8, 2023 and (b) the termination of the Merger Agreement in accordance with its terms. See “Introduction,” Section 1 — “Terms of the Offer” and Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — The Offer” for more details on our ability to extend the Offer.

Pursuant to the Merger Agreement, Parent and Purchaser expressly reserve the right, at any time to waive, in whole or in part, any Offer condition (other than the Minimum Condition and the Termination Condition), to increase the Offer Price or modify the terms of the Offer, in each case only in a manner not inconsistent with the Merger Agreement, except that Parent and Purchaser are not permitted (without the prior written consent of the Company) to (i) reduce the number of Shares sought to be purchased in the Offer, (ii) reduce the Offer Price, (iii) amend, modify, supplement or waive the Minimum Condition or the Termination Condition, (iv) directly or indirectly amend, modify or supplement any Offer Condition, (v) amend, modify or supplement any other term of the Offer in any manner that is or would reasonably be expected to be adverse to the holders of Shares, (vi) amend, modify or supplement any term of the Offer in any individual case that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger or impair the ability of Parent or Purchaser or the Company to consummate the Offer or the Merger, (vii) terminate the Offer (unless the Merger Agreement is terminated in accordance with the terms thereof), accelerate, extend or otherwise change the Offer Expiration Time (in each case, except as expressly required or permitted by the Merger Agreement), (viii) change the form of consideration payable in the Offer or (ix) provide for any “subsequent offering period” (or any extension of any thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act. The Offer may not be terminated prior to its scheduled Offer Expiration Time (as extended and re-extended in accordance with the Merger Agreement), unless the Merger Agreement is terminated in accordance with the terms thereof.

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer to purchase should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to stockholders and investor response. Accordingly, if, prior to the Offer Expiration Time, Purchaser decreases the number of Shares being sought or changes the Offer Price, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day.

If, on or before the Offer Expiration Time, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” or the Offer is withdrawn or terminated or the Merger Agreement is terminated pursuant to its terms. However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange

Act, which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Offer Expiration Time. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. As used in this Offer to Purchase, “business day” means any day other than Saturday or Sunday or a day on which commercial banks are authorized or required by law to be closed in New York, New York.

Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

As soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver (to the extent waiver is permitted under the Merger Agreement) of certain conditions as described herein under Section 15 — “Conditions of the Offer,” Purchaser will complete the Merger without a vote of the stockholders of the Company to adopt the Merger Agreement and consummate the Merger in accordance with Section 251(h) of the DGCL.

The Company has provided Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, Letter of Transmittal and other Offer related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver (to the extent waiver is permitted under applicable law) of all the conditions to the Offer set forth in Section 15—“Conditions of the Offer,” we will, promptly after (in any event, no later than one business day immediately after) the Offer Expiration Time irrevocably accept for payment all Shares tendered (and not properly withdrawn) pursuant to the Offer and, promptly after the Acceptance Time (and in any event within two business days), pay for such Shares.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” (ii) a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal), and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary. See Section 3—“Procedures for Tendering Shares.”

For purposes of the Offer, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer, then Purchaser has accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from us and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” such Shares will be credited to an account maintained with DTC) promptly following the expiration or termination of the Offer.

3.	Procedures for Tendering Shares.

Valid Tender of Shares

Except as set forth below, to validly tender Shares pursuant to the Offer, a properly completed and duly executed Letter of Transmittal in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal and any other customary documents required by the Depositary, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Offer Expiration Time and either (a) certificates representing Shares tendered must be delivered to the Depositary or (b) such Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Offer Expiration Time. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Book-Entry Transfer

The Depositary will take steps to establish and maintain an account with respect to the Shares at DTC for purposes of the Offer. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Offer Expiration Time. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers

Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (i) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 4 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be registered or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 4 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal must accompany each delivery of certificates.

Guaranteed Delivery

We are not providing for guaranteed delivery procedures. Therefore, stockholders of the Company must allow sufficient time for the necessary tender procedures to be completed during normal business hours of the Depositary.

THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF ALL SUCH DOCUMENTS WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT ALL SUCH DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Other Requirements

Notwithstanding any provision of the Merger Agreement to the contrary, Purchaser will pay for Shares tendered (and not validly withdrawn) pursuant to the Offer only after timely receipt by the Depositary of (i) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (ii) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will Purchaser pay interest on the purchase price of Shares, regardless of any extension of the Offer or any delay in making such payment. If your Shares are held in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your Shares can be tendered by your nominee by book-entry transfer through the Depositary.

Binding Agreement

Purchaser’s acceptance for payment of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Appointment as Proxy

By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints Purchaser’s designees as such stockholder’s proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Our designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of the Company, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s payment for such Shares, Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole and absolute discretion, which determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge Purchaser’s determination in a court of competent jurisdiction. Purchaser reserves the absolute right to reject any and all tenders determined by Purchaser not to be in proper form or the acceptance for payment of or payment for which may, in Purchaser’s opinion, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto and any other documents related to the Offer) will be final and binding, subject to the rights of the tendering holders of Shares to challenge Purchaser’s determination in a court of competent jurisdiction.

Information Reporting and Backup Withholding. Payments made to stockholders of the Company in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, U.S. stockholders that do not otherwise establish an exemption should complete and return the U.S. Internal Revenue Service (the “IRS”) Form W-9 included in the Letter of Transmittal, certifying that (i) such stockholder is a United States person, (ii) the taxpayer identification number provided by such stockholder is correct, and (iii) such stockholder is not subject to backup withholding. Foreign stockholders should submit a properly completed and signed appropriate IRS Form W-8, a copy of which may be obtained from the Depositary or the IRS website at www.irs.gov, to avoid backup withholding. Such stockholders are urged to consult their own tax advisors to determine which Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a stockholder’s United States federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

4.	Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to one minute following 11:59 p.m., New York City time, on Tuesday, February 21, 2023, unless the Offer is extended, in which case you can withdraw your Shares at any time by the then extended date. You can also withdraw your Shares at any time after Saturday, March 25, 2023, which is the 60th day after the date of commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer and not validly withdrawn.

For a withdrawal of Shares to be effective, a written (or, with respect to Eligible Institutions, a facsimile transmission) notice of withdrawal must be timely received by the Depositary at the address set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Tendering Shares” at any time prior to the Offer Expiration Time.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of Parent, Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain United States Federal Income Tax Consequences.

The following is a summary of certain United States federal income tax consequences to beneficial owners of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a holder of Shares in light of its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, does not consider the tax on “net investment income” under Section 1411 of the United States Internal Revenue Code of 1986, as amended (the “Code”) or the alternative minimum tax provisions of the Code, and does not consider any aspects of United States federal tax law other than income taxation. This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment), and does not address tax considerations applicable to any owner of Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•

a partnership, an S corporation or other pass-through entity for United States federal income tax purposes (or an investor in a partnership, S corporation or other pass-through entity for United States federal income tax purposes);

•	an insurance company;

•	a mutual fund;

•	a real estate investment trust;

•	a dealer or broker in stocks and securities;

•	a trader in securities that elects to apply a mark-to-market method of tax accounting;

•	a holder of Shares that received the Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that has a functional currency other than the United States dollar;

•	a person that holds the Shares as part of a straddle, constructive sale, conversion or other integrated transaction;

•	a person subject to special tax accounting rules (including rules requiring recognition of gross income based on a taxpayer’s applicable financial statement);

•	dissenting stockholders;

•	a United States expatriate, including former citizens or residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid United States federal income tax;

•	holders that own an equity interest in Parent following the Merger; or

•

a person that holds or has held, directly or pursuant to attribution rules, more than 5 percent of the Shares at any time during the five-year period ending on the date of the consummation of the Offer or the Merger, as applicable.

If a partnership (including any entity or arrangement treated as a partnership) for United States federal income tax purposes holds Shares, the tax treatment of an owner that is a partner (including any owner of an interest in an entity or arrangement treated as a partnership for United States federal income tax purposes) in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Such owners are urged to consult their own tax advisors regarding the tax consequences of tendering the Shares in the Offer or exchanging their Shares pursuant to the Merger.

This summary is based on the Code, the U.S. Department of Treasury regulations promulgated under the Code (the “Treasury Regulations”), and rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The discussion set out in this Offer to Purchase is intended only as a summary of the material United States federal income tax consequences to an owner of Shares. We urge you to consult your own tax advisor with respect to the specific tax consequences to you in connection with the Offer and the Merger in light of your own particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or non-U.S. tax laws.

United States Holders

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate or trust the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Payments with Respect to Shares

The tender of Shares in the Offer for cash or the exchange of Shares pursuant to the Merger for cash will be a taxable transaction for United States federal income tax purposes, and a United States Holder who receives cash for Shares pursuant to the Offer or pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Shares tendered or exchanged therefor. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction). Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such United States Holder’s holding period for the Shares is more than one year at the time of the exchange. Long-term capital gain recognized by a non-corporate United States Holder generally is subject to tax at a lower rate than short-term capital gain or ordinary income. The deductibility of capital losses is subject to limitations.

Backup Withholding Tax

Proceeds from the tender of Shares in the Offer or the exchange of Shares pursuant to the Merger generally will be subject to backup withholding tax at the applicable rate (currently, 24%) unless the applicable United States Holder or other payee provides a valid taxpayer identification number and complies with certain certification procedures (generally, by providing a properly completed IRS Form W-9) or otherwise establishes an exemption from backup withholding tax. Any amounts withheld under the backup withholding tax rules from a payment to a United States Holder will be allowed as a credit against the United States Holder’s United States federal income tax liability and may entitle the United States Holder to a refund, provided that the required information is timely furnished to the IRS. Each United States Holder should complete and sign the IRS Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary.

Non-United States Holders

The following is a summary of the material United States federal income tax consequences that will apply to a non-United States Holder of Shares. The term “non-United States Holder” means a beneficial owner of Shares that is neither a United States Holder nor a partnership for United States federal income tax purposes (including any entity or arrangement treated as a partnership for United States federal income tax purposes).

Payments with Respect to Shares

Payments made to a non-United States Holder with respect to Shares tendered for cash in the Offer or exchanged for cash pursuant to the Merger generally will be exempt from United States federal income tax, with the following exceptions:

•

If the non-United States Holder is an individual who was present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met, such non-United States Holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on any gain from the exchange of the Shares, net of applicable United States-source losses from sales or exchanges of other capital assets recognized by the holder during the year.

•

If the gain is “effectively connected” with the non-United States Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-United States Holder), the non-United States Holder will generally be subject to tax on the net gain derived from the sale as if it were a United States Holder. In addition, if such non-United States Holder is a non-U.S. corporation for United States federal income tax purposes, it may be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if such non-United States Holder is eligible for the benefits of an income tax treaty that provides for a lower rate).

•

If the Shares constitute a United States real property interest (“USRPI”) by reason of Paya’s status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes and one or more other conditions are satisfied, the non-United States Holder may be subject to tax on any gain from the exchange of the Shares under the Foreign Investment in Real Property Tax Act (FIRPTA) regime. We believe that Paya is not currently, has not been during the preceding five years and prior to or at the time of the Merger does not expect to become, a USRPHC. Because the determination of whether Paya is a USRPHC depends on the fair market value of Paya’s USRPIs relative to the fair market value of Paya’s non-USRPIs and other business assets, there can be no assurance that Paya is not or will not become a USRPHC. A non-United States holder should consult its own tax advisor about the consequences that could result if Paya is or were to become a USRPHC.

Backup Withholding Tax

A non-United States Holder may be subject to backup withholding tax with respect to the proceeds from the disposition of Shares pursuant to the Offer or pursuant to the Merger, unless, generally, the non-United States Holder certifies under penalties of perjury on an appropriate IRS Form W-8 that such non-United States Holder is not a United States person, or the non-United States Holder otherwise establishes an exemption in a manner satisfactory to the Depositary.

Any amounts withheld under the backup withholding tax rules will be allowed as a refund or a credit against the non-United States Holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS. Each non-United States Holder should complete and sign the appropriate IRS Form W-8, which will be requested in the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary. The foregoing summary does not discuss all aspects of United States federal income taxation that may be relevant to particular holders of Shares. You are urged to consult your own tax advisor about the particular tax consequences to you of tendering your Shares in the Offer or exchanging your Shares pursuant to the Merger under any federal, state, local, non-U.S. or other laws.

6.	Price Range of Shares; Dividends.

The Shares are listed on Nasdaq, under the symbol “PAYA.” The Company has informed Purchaser that 132,424.929 Shares were issued and outstanding as of January 23, 2023. The Shares have been listed on Nasdaq since October 19, 2020.

The following table sets forth the high and low sales prices per Share since the Company’s initial public offering as reported on Nasdaq for the fiscal quarters indicated:

	High		Low
Year Ended December 31, 2020:
First Quarter	$	N/A	$	N/A
Second Quarter	$	N/A	$	N/A
Third Quarter	$	N/A	$	N/A
Fourth Quarter		$15.00		$10.38

Year Ended December 31, 2021:
First Quarter		$14.42		$10.60
Second Quarter		$11.92		$8.99
Third Quarter		$11.99		$9.28
Fourth Quarter		$11.08		$5.83

	High	Low

Year Ended December 31, 2022:
First Quarter	$7.15	$4.83
Second Quarter	$6.95	$4.51
Third Quarter	$7.68	$5.42
Fourth Quarter	$9.50	$5.60

The Offer Price of $9.75 per share represents a premium of approximately 25% to the unaffected closing price of the Shares on January 6, 2023, the last full trading day prior to the public announcement of the execution of the Merger Agreement. On January 23, 2023, the last full trading day before Purchaser commenced the Offer, the closing price of the Shares reported on Nasdaq was $9.70 per Share. Stockholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

The Merger Agreement provides that from the date of the Merger Agreement until the effective time, except as required or contemplated by the Merger Agreement, required by law or order or with the written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company will not accept, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity or voting interests other than with respect to dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its direct or indirect parent.

7.	Certain Information Concerning the Company.

Except as specifically set forth herein, the information concerning the Company contained in this Offer to Purchase has been taken from, or is based upon, information furnished by the Company or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

General. The following description of the Company and its business has been taken from the Company’s Annual Report on Form 10-K for the annual period ended December 31, 2021, and is qualified in its entirety by reference to such Annual Report on Form 10-K.

The Company is an integrated payments and commerce platform providing card, Automated Clearing House (“ACH”), and check payment processing solutions via software to middle-market businesses in the United States. The Company concentrates on strategic vertical markets defined by strong secular growth and low penetration of electronic payments that are non-cyclical in nature such as B2B goods & services, healthcare, faith-based & non-profit, government & utilities, and education. The Company’s technology, distribution, and support are tailored to the specific and complex payment needs of customers in these verticals. The Company’s payment technology is centered around Paya Connect, a proprietary, API-driven and service-oriented payments platform which integrates with customers’ front-end customer relationship management and back-end accounting software and acts as a universal gateway which connects to multiple card processors as well as the Company’s proprietary ACH processing platform. Paya Connect also serves as the foundation for modular value-added solutions including digital boarding, flexible funding, e-invoicing, auto-billing and recurring payments, tokenized and secure transactions, and robust customer and partner reporting, which are differentiators in the Company’s key end markets.

The Company generates revenue from fees paid by customers which principally include a processing fee that is charged as a percentage of total payment volume, as well as fixed interchange fees and convenience-based fees. In some cases, including card processing in the Company’s government and utilities end-market and in ACH and check processing, fees are charged in the form of a fixed fee per transaction. A portion of the Company’s revenue is also generated from monthly and annual fees for customers to use the Company’s Paya Connect platform and other value-added services.

The Company’s principal executive offices are located at 303 Perimeter Center North, Suite 600, Atlanta, Georgia 30346. The telephone number of the Company at its principal executive offices is (800) 261-0240.

Available Information. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information reporting requirements of the Exchange Act and is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning the Company’s directors and officers, their remuneration, stock options and other equity awards granted to them, the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements. Such reports, proxy statements and other information are available on www.sec.gov.

The Company’s Financial Projections. The Company provided Parent with certain internal financial projections as described in the Company’s Schedule 14D-9, which will be filed with the SEC and is being mailed to the Company’s stockholders contemporaneously with this Offer to Purchase.

8.	Certain Information Concerning Parent, Purchaser and Certain Related Parties.

Purchaser. Pinnacle Merger Sub, Inc., a Delaware corporation, is an indirect, wholly owned subsidiary of Parent and was formed solely for the purpose of facilitating the acquisition of the Company by Parent. To date, Purchaser has not carried on any activities other than those related to its formation, the Offer and the Merger. Upon consummation of the proposed Merger, Purchaser will merge with and into the Company and will cease to exist, with the Company continuing as the surviving corporation. The business address for Purchaser is: 1100 René-Lévesque Boulevard West, Suite 900, Montreal, Quebec H3B 4N4. The business telephone number for Purchaser is (514) 313-1190.

Parent. Nuvei Corporation, a corporation incorporated pursuant to the laws of Canada, is a global provider of payment technology solutions to merchants and partners in North America, Europe, Asia Pacific and Latin America. The business address for Parent is: 1100 René-Lévesque Boulevard West, Suite 900, Montreal, Quebec H3B 4N4. The business telephone number for Parent is (514) 313-1190.

Parent is the Canadian fintech company accelerating the business of clients around the world. Parent’s modular, flexible and scalable technology allows leading companies to accept next-gen payments, offer all payout options and benefit from card issuing, banking, risk and fraud management services. Connecting businesses to their customers in more than 200 markets, with local acquiring in 47 markets, 150 currencies and 586 alternative payment methods, Parent provides the technology and insights for customers and partners to succeed locally and globally with one integration.

Additional Information. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Parent and Purchaser are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Parent or Purchaser, or to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

As of January 23, 2023, Timothy Dent, a director on the board of directors of Parent, beneficially owns 45 Shares.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, (i) none of Parent or Purchaser, or to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser, or any of the persons so listed, beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent,

Purchaser, or, to the best knowledge of Parent and Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing, has effected any transaction in respect of any Shares during the past two years. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent or Purchaser, or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any material contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any material contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Parent or Purchaser, or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.

Except as set forth in this Offer to Purchase, there have been no negotiations, transactions or material contracts between Parent or Purchaser, or to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation, acquisition, tender offer or other acquisition of securities of the Company, an election of directors or a sale or other transfer of a material amount of assets of the Company during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Purchaser with the SEC, are available on the SEC website at www.sec.gov. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained for free from the Information Agent.

9.	Source and Amount of Funds.

We estimate that the maximum amount of funds needed to (i) complete the Offer, the Merger and the transactions contemplated in the Merger Agreement, including the funds needed to purchase all Shares tendered in the Offer and to pay the Company stockholders whose Shares are converted into the right to receive a cash amount equal to the Offer Price in the Merger, (ii) pay for fees and expenses incurred by Parent related to the Offer and the Merger, (iii) pay for the amounts in respect of outstanding in-the-money vested Company Options and other vested equity awards and (iv) refinance certain existing indebtedness of the Company and its subsidiaries will be approximately $300 million.

Parent has (i) received a commitment from certain lenders to provide a $600 million senior secured first lien revolving credit facility (the “New Credit Facility”) contemplated by a debt commitment letter, dated January 8, 2023, that was entered into in connection with the execution of the Merger Agreement (the “Debt Commitment Letter”); and (ii) approximately $385 million of undrawn revolving commitments (the “Existing Revolving Borrowings”) under the Amended and Restated Credit Agreement dated as of June 18, 2021 (as further amended from time to time prior to the Closing Date, the “Existing Credit Facility” and together with the New Credit Facility, the “Credit Facilities”), in each case available for, among other things, the purposes of financing in part the transactions and paying transaction-related fees, costs and expenses and repaying certain of the Company’s and its subsidiaries’ existing indebtedness (the financing available under the Credit Facilities, the “Debt Financing”). Parent will contribute or otherwise cause to be contributed to Purchaser cash on hand of the Parent in an amount of not less than the remaining cash consideration balance required to be paid under the Merger Agreement and to consummate the transactions and to pay all fees and expenses reasonably expected to be incurred in connection therewith and with the Debt Financing. Funding of the New Credit Facility contemplated by the Debt Commitment Letter is subject to the satisfaction of various customary conditions.

We do not believe our financial condition is material to your decision whether to tender your Shares and accept the Offer because (a) the Offer is not subject to any financing condition, (b) if we consummate the Offer, subject to the satisfaction or waiver of certain conditions, we have agreed to acquire all remaining Shares (other than Shares (i) owned by the Company or any of its wholly owned subsidiaries (including Shares held as treasury stock), or (ii) owned by Parent or any of its wholly owned subsidiaries, including Purchaser, in each case, both at the commencement of the Offer and immediately prior to the effective time) for cash at the same price per share in the Merger as the Offer Price and (c) we have all of the financial resources, including committed debt financing, sufficient to finance the Offer and the Merger.

Debt Financing

Parent has received the Debt Commitment Letter from certain lenders to provide a $600 million senior secured first lien revolving credit facility under the New Credit Facility. Parent has approximately $385 million of undrawn commitments available under the Existing Credit Facility.

It is anticipated that the proceeds of the Credit Facilities will be used to partially finance the Offer and the Merger, refinance certain of the Company’s and its subsidiaries’ existing indebtedness, pay related fees, costs and expenses incurred in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement and to provide for ongoing working capital and for other general corporate purposes of the Company and its subsidiaries.

The New Credit Facility will be available on a revolving basis commencing on the Closing Date (as defined in the Debt Commitment Letter) and ending on September 28, 2025. The definitive documentation for the New Credit Facility as contemplated by the Debt Commitment Letter will contain covenants, events of default and other terms and provisions that have been agreed with the debt financing sources and are set forth on an annex to the Debt Commitment Letter.

Interest under the New Credit Facility contemplated by the Debt Commitment Letter will be payable, at the option of the borrower, either at (i) a base rate plus an applicable margin or (ii) a SOFR-based rate plus an applicable margin. A commitment fee of 0.50% per annum will be payable on the unused commitments under the New Credit Facility. During the continuation of a bankruptcy or payment event of default under the New Credit Facility, the applicable interest rate on overdue amounts may be increased by 2.00% per annum.

The commitments under the Existing Credit Facility will terminate on September 28, 2024. The definitive documentation for the Existing Credit Facility contains certain covenants, events of default and other terms and provisions as set forth therein.

Interest on borrowings under the Existing Credit Facility is payable at the option of the borrower, either at (i) a base rate plus an applicable margin or (ii) a LIBOR rate plus an applicable margin. A commitment fee ranging from 0.25% to 0.40% per annum (based on the borrower’s total leverage ratio) is payable on the undrawn revolving commitments under the Existing Credit Facility. During the continuation of a bankruptcy or payment event of default under the Existing Credit Facility, the applicable interest rate on overdue amounts may be increased by 2.00% per annum.

The obligations under the Credit Facilities are or will be (i) guaranteed by Parent and certain of its subsidiaries and each of the existing and future direct and indirect, material wholly owned subsidiaries of Parent (subject to customary exceptions) and (ii) will be secured, subject to permitted liens, applicable intercreditor agreements and other agreed upon exceptions, by a perfected security interest in substantially all current and future assets of Parent and its existing and future subsidiaries.

The availability of the financing contemplated by the Debt Commitment Letter is subject to, in summary:

•	the substantially concurrent consummation of the Merger in accordance with the Merger Agreement in all material respects;

•	the execution and delivery of definitive documentation with respect to the New Credit Facility and customary closing documents consistent with the Debt Commitment Letter;

•

since December 31, 2021, there shall not have been any effect that has had, or would reasonably be expected to have, a “Company Material Adverse Effect” (which, for purposes of the Debt Commitment Letter, is defined as in the Merger Agreement) that is continuing at the scheduled Debt Commitment Letter Expiration Time (as defined below) and that results in a failure of a condition precedent to the Company’s (or its affiliates’) obligations to consummate the Merger pursuant to the terms of the Merger Agreement;

•	the delivery of certain audited and unaudited financial statements of the Company;

•

the New Credit Facility shall have been executed and delivered by the Parent and each subsidiary of Parent, including the Company in a manner consistent with (i) the Debt Commitment Letter and (ii) terms and provision set forth on an annex to the Debt Commitment Letter;

•

receipt by the lenders of documentation and other information required under applicable “know your customer” and anti-money laundering rules and regulations (including the PATRIOT ACT) at least five business days prior to the Closing Date; or

•	prior to or substantially concurrently with the initial funding of the debt financing, the refinancing of certain existing indebtedness of the Company shall have been consummated.

The availability of the revolving commitments available under the Existing Credit Facility is subject to, in summary:

•	the representations and warranties as set forth in the Existing Credit Facility are true and correct in all material respects on and as of the date of the borrowing; and

•	at the time of and immediately after giving effect to the applicable borrowing, no default or event of default under the Existing Credit Facility has occurred and is continuing.

However, at the borrower’s option, such conditions may be tested as of the date of the Merger Agreement.

If any portion of the debt financing necessary to fund amounts contemplated to be paid by Parent pursuant to the Merger Agreement at the closing becomes unavailable on the terms and conditions (including any applicable “market flex” provisions) contemplated by the Debt Commitment Letter, then Parent will promptly notify the Company in writing and Parent and Purchaser will use their reasonable best efforts to arrange and obtain in replacement thereof, and negotiate and enter into definitive agreements with respect to, alternative financing from alternative sources (so long as the terms thereof are of the type that would not constitute a Prohibited Amendment (as defined in the Debt Commitment Letter) in an amount sufficient to consummate the Offer and the Merger with terms and conditions (including “market flex” provisions) not materially less favorable, in the aggregate, to Parent and Purchaser (or their respective affiliates) than the terms and conditions set forth in the original Debt Commitment Letter, as promptly as practicable following the occurrence of such event.

Parent and Purchaser may invite other banks, financial institutions and institutional lenders to participate in the debt financing contemplated by the Debt Commitment Letter.

Although the debt financing contemplated by the Debt Commitment Letter is not subject to a due diligence or “market out” condition, such financing may not be considered assured. The commitments of the financing sources under the Debt Commitment Letter will automatically terminate (unless such financing sources, in their discretion, agree to an extension) upon the earliest to occur of (the “Debt Commitment Letter Expiration Time”) (A) the earlier of (x) the termination date set forth in Merger Agreement and (y) September 8, 2023, (B) the date on which the Merger Agreement terminates in accordance with its terms prior to the closing of the Merger (the “Closing”) and (C) the date the Merger is consummated without the funding of the New Credit Facility and (D) the “Closing Date” (as defined in the Debt Commitment Letter) and initial funding of the debt financing.

The documentation governing the New Credit Facility contemplated by the Debt Commitment Letter has not been finalized and, accordingly, the actual terms of the debt financing may differ from those described herein.

The foregoing summary of the Debt Commitment Letter and the New Credit Facility is qualified in its entirety by reference to the copy of such letter attached as Exhibit (b)(1) to the Schedule TO and which is incorporated herein by reference.

The foregoing summary of the Existing Credit Facility is qualified in its entirety by reference to the copy of such credit agreement attached as Exhibit (b)(2) to the Schedule TO and which is incorporated herein by reference.

10.    Background of the Offer; Past Contacts or Negotiations with the Company.

The information set forth below regarding the Company was provided by the Company, and none of Parent, Purchaser nor any of their respective affiliates take any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Parent, Purchaser or their respective affiliates or representatives did not participate.

Background of the Offer

The following is a description of significant contacts between representatives of Parent, on the one hand, and representatives of the Company, on the other hand, that resulted in the execution of the Merger Agreement and commencement of the Offer. For a review of the Company’s activities relating to the contacts leading to the Merger Agreement, please refer to the Schedule 14D-9, which has been filed with the SEC and is being mailed to its stockholders with this Offer to Purchase.

On September 24, 2022, Mr. Aaron Cohen, the Chairman of the Company Board, and Mr. Philip Fayer, the Chairman and Chief Executive Officer of Parent, met telephonically, at Mr. Fayer’s request, to discuss Parent’s interest in evaluating a potential strategic transaction with the Company. In the course of that discussion, Mr. Fayer informed Mr. Cohen that Parent intended to propose a strategic transaction with the Company, and, in response, Mr. Cohen stated that the Company Board would consider any credible proposal received by the Company. Following that discussion, on September 29, 2022, Parent submitted a letter setting forth a non-binding indication of interest to acquire the Company for a price of $8.25 per Share in cash (the “September 29 Proposal”). Parent’s proposed purchase price per Share represented a premium of approximately 35% to the closing price of the Company’s common stock on September 29, 2022. The September 29 Proposal also described Parent’s plans for financing the transaction contemplated by the September 29 Proposal and attached a highly confident letter from Barclays Bank PLC.

On October 6, 2022, upon instruction from the Company Board, the potential financial advisor contacted a representative of Barclays Capital (“Barclays”), financial advisor to Parent, and conveyed the Company Board’s response. Parent responded that it would seek to improve its proposal.

On October 27, 2022, representatives of Barclays, on behalf of Parent, delivered to the Company a commitment letter from the Bank of Montreal (“BMO”), in respect of financing a strategic transaction between the Company and Parent (the “October 27 Commitment Letter”). In connection with delivering the October 27 Commitment Letter, representatives of Barclays indicated that Parent desired to enter into a nondisclosure agreement with the Company and engage in high-priority business diligence to support an increase in the offer price.

On October 31, 2022, representatives of Kirkland & Ellis LLP (“Kirkland”), counsel to the Company, and the potential financial advisor to the Company provided feedback on behalf of the Company to Barclays on the October 27 Commitment Letter, emphasizing the Company Board’s focus on confirming financing certainty before providing Parent access to nonpublic due diligence materials.

On November 11, 2022, representatives of Barclays provided responses to the Company’s feedback regarding the October 27 Commitment Letter and provided additional materials from BMO related to the October 27 Commitment Letter (the “November 11 Financing Materials”). Representatives of Barclays reiterated Parent’s desire to engage in high-priority due diligence to support an increase in the offer price.

On November 22, 2022, following receipt of the November 11 Financing Materials, the Company and Parent executed the Confidentiality Agreement (as defined below), substantially on the same terms as the confidentiality agreement entered into between the Company and Parent in 2021. Between late November and early December, the Company provided Parent with access to certain high priority diligence materials and representatives of Parent attended presentations by the Company’s senior management.

On November 28, 2022, to facilitate the Company Board’s consideration of any new proposal made by Parent, representatives of the Company provided a merger agreement term sheet prepared by Kirkland (the “Merger Agreement Term Sheet”) to representatives of Parent and requested that Parent confirm it was willing to enter into a definitive agreement substantially on the terms reflected in the Merger Agreement Term Sheet. The Merger Agreement Term Sheet contemplated, among other things, a two-step merger governed by Section 251(h) of the DGCL, provided for an unspecified termination fee payable by the Company under certain circumstances, including if the Company terminated the merger agreement in order to accept a superior proposal, set forth limited customary closing conditions (including no financing condition) and termination rights, and provided that each party would have the right to specifically enforce the terms of the merger agreement.

On December 9, 2022, Parent delivered a letter to the Company setting forth a revised non-binding indication of interest to acquire the Company for a price of $9.15 per Share in cash (the “December 9 Proposal”). The proposed purchase price per Share set forth in the December 9 Proposal represented a premium of approximately 11% to the closing price of the Company’s common stock on December 9, 2022. The December 9 Proposal indicated that Parent would require confirmatory due diligence and requested an exclusivity period to complete that diligence. The December 9 Proposal also noted Parent’s expectation that significant stockholders of the Company would enter into tender and support agreements. Included with the December 9 Proposal was a markup of the Merger Agreement Term Sheet (the “December 9 Markup”) prepared by Davis Polk & Wardwell LLP (“Davis Polk”), counsel to Parent. The December 9 Markup included enhanced termination rights to Parent’s benefit and provided for a termination fee equal to 4.5% of transaction equity value.

On December 13, 2022, at the direction of the Company Board, representatives of J.P. Morgan Securities LLC (“J.P. Morgan”), financial advisor to the Company, informed representatives of Barclays that the Company Board would require an additional price increase to engage further.

On December 14, 2022, representatives of Barclays, on behalf of Parent, communicated to representatives of J.P. Morgan that Parent was willing to increase its offer to $9.50 per Share or, if the early termination payment otherwise payable pursuant to the contractual terms of the Tax Receivable Agreement (as defined below) were waived by the Tax Receivable Agreement parties, $9.70 per Share, and reiterated Parent’s previous request for exclusivity (the “December 14 Proposal”).

On December 15, 2022, at the direction of the Company Board, representatives of J.P. Morgan conveyed to the representatives of Barclays that the Company Board would be supportive of a transaction with Parent at a price of $9.75 per Share in cash, without any conditions related to waiver of contractual rights under the Tax Receivable Agreement and that, if Parent agreed to a price of $9.75 per Share in cash, the Company and its advisors should move forward with negotiation of transaction documentation and confirmatory due diligence on an expedited timeline and target announcing the transaction on January 9, 2023. J.P. Morgan further conveyed that the Company Board would not grant exclusivity at such time (the “December 15 Counterproposal”).

Over the course of December 17, 2022, representatives of the Company and representatives of Parent discussed Parent’s request for exclusivity and the timeline for Parent to complete diligence and for the parties to negotiate definitive documentation. In lieu of an exclusivity period, representatives of Parent and the Company agreed to enter into a letter agreement providing that the Company would notify Parent if it provided non-public information to any other potential counterparty (the “Confidential Information Letter Agreement”).

On December 17, 2022, representatives of Barclays, on behalf of Parent, delivered a revised letter to the Company setting forth a revised non-binding indication of interest to acquire the Company for a price of $9.75 per Share in cash (the “December 17 Proposal”). The proposed purchase price per Share set forth in the December 17 Proposal represented a premium of approximately 17% to the closing price of the Company’s common stock on December 16, 2022. The December 17 Proposal indicated that the proposal was subject to the satisfactory completion of confirmatory diligence, requested tender and support agreements from significant stockholders of the Company and indicated that Parent was prepared to work over the following 30 days to complete diligence and negotiate definitive transaction documentation. Later that same day, representatives of J.P. Morgan confirmed to Parent that the Company would proceed with confirmatory due diligence and negotiation of the Merger Agreement and other transaction documentation and the parties agreed to work toward publicly announcing the transaction on January 9, 2023.

Later on December 17, 2022, Kirkland sent an initial draft of the Merger Agreement to Davis Polk and Kirkland and Davis Polk discussed the draft Merger Agreement and expected timing and process for negotiating the draft Merger Agreement. Also on December 17, 2022, the Company and Parent executed the Confidential Information Letter Agreement.

On December 18, 2022, following discussions between representatives of the Company and representatives of Parent, representatives of Barclays, on behalf of Parent, delivered a revised offer letter to the Company, reflecting substantially similar terms to the December 17 Proposal, clarifying that Parent was seeking a tender and support agreement only from affiliates of GTCR LLC and confirming the parties’ alignment on expected timing for the completion of negotiation of definitive transaction documentation.

Throughout the remainder of December and until the execution of the Merger Agreement on January 8, 2023, representatives of Parent engaged in confirmatory due diligence of the Company, which included the review of numerous documents and participation in numerous calls and meetings with the Company’s senior management and representatives of the Company’s legal counsel.

From December 21, 2022 through January 8, 2023, representatives of Kirkland, Davis Polk and Simpson Thacher & Bartlett LLP (“Simpson Thacher”), counsel to GTCR-Ultra Holdings, LLC, negotiated and finalized the Tender and Support Agreement.

On December 26, 2022, Davis Polk, on behalf of Parent, sent a revised draft of the Merger Agreement to Kirkland, which draft included enhanced termination rights to Parent’s benefit and a termination fee equal to 4.5% of transaction equity value.

On December 29, 2022, Kirkland, on behalf of the Company, sent Davis Polk a revised draft of the Merger Agreement. The revised draft, among other things, included a termination fee equal to 2.75% of transaction equity value and numerous revisions to the terms of Merger Agreement that would enhance closing certainty, including with respect to Parent’s termination rights and the termination date.

Also on December 29, 2022, representatives of the Company and Mr. Fayer met telephonically to discuss the status of due diligence and the status of negotiation of the Merger Agreement.

On December 30, 2022, representatives of Kirkland and Davis Polk held a videoconference in which they discussed open issues in the Merger Agreement.

On January 2, 2023, Mr. Jeff Hack, the Chief Executive Officer of the Company, and Mr. Fayer held a call to discuss the status of the potential transaction and remaining open due diligence requests and related items.

Also on January 2, 2023, Davis Polk sent a revised draft of the Merger Agreement to Kirkland, which, among other terms, provided for a termination fee equal to 3.5% of transaction equity value and made changes to the terms of the Merger Agreement providing for Parent’s termination rights.

Between January 2, 2023 and January 8, 2023, representatives of Kirkland, representatives of Davis Polk and members of management and the Board of each of the Company and Parent and representatives of their respective financial advisors had multiple conversations to resolve outstanding issues under the Merger Agreement and exchanged multiple drafts. As part of those discussions, on January 6, 2023, at the direction of the Company Board and senior management of the Company, representatives of the Company proposed to set the termination fee at 3.0% of transaction equity value, which proposal Parent accepted.

On January 4, 2023, Davis Polk circulated a draft of an agreement to confirm that the Tax Receivable Agreement would be terminated in accordance with its existing terms in connection with the closing of the transactions contemplated by the draft Merger Agreement (the “Termination Agreement”). Between January 4, 2023 and January 8, 2023, Kirkland, Simpson Thacher and Davis Polk finalized the Termination Agreement.

On January 8, 2023, each of the Company, Parent and Purchaser executed and delivered the Merger Agreement.

On the morning of January 9, 2023, prior to market open, the Company and Parent issued a joint press release announcing the proposed transaction.

On January 24, 2023, Purchaser commenced the Offer.

Past Contacts, Transactions, Negotiations and Agreements.

For information on the Merger Agreement and the other agreements between the Company and Purchaser and their respective related parties, see Section 8 — “Certain Information Concerning Parent, Purchaser and Certain Related Parties” and Section 11 — “The Merger Agreement, Other Agreements — Other Agreements.”

11.    The Merger Agreement; Other Agreements.

The Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary of the Merger Agreement has been included to provide stockholders with information regarding its terms. It is not intended to provide any other factual disclosures about Parent, Purchaser, the Company or their respective affiliates, and it is not intended to modify or supplement any rights or obligations of the parties under the Merger Agreement or any factual disclosures about the Company or the transactions contemplated in the Merger Agreement contained in public reports filed by the Company with the SEC. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Parent, Purchaser and Certain Related Parties.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used in this section and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure schedule delivered by the Company to Parent in connection with the Merger Agreement (which we refer to as the “Company Disclosure Letter”) and a confidential disclosure schedule delivered by Parent to the Company, in each case in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties contained in the Merger Agreement and summarized in this Section 11 should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the Company, Parent or Purchaser at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, the Company, Parent, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into the Schedule TO and related exhibits, including this Offer to Purchase, and the Schedule 14D-9 filed by the Company on January 24, 2023, as well as in the Company’s other public filings.

The Offer

The Merger Agreement provides that Purchaser will commence the Offer on or before January 24, 2023, and that, subject to the satisfaction of the Minimum Condition and the satisfaction or waiver (to the extent waiver is permitted under applicable law) of the Inside Date Condition, the HSR Condition and the other conditions that are described in Section 15 — “Conditions of the Offer,” Purchaser will, and Parent will cause Purchaser to, accept for payment, and pay for, all Shares validly tendered and not properly withdrawn promptly following the applicable Offer Expiration Time. The initial Offer Expiration Time will be one minute following 11:59 p.m., New York City time, on Tuesday, February 21, 2023.

Terms and Conditions of the Offer. The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for purchase and pay for any Shares validly tendered (and not validly withdrawn) pursuant to the Offer are subject to the prior satisfaction or waiver (to the extent waiver is permitted under applicable law) of the conditions set forth in Section 15 — “Conditions of the Offer.” The conditions to the Offer will be in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer in accordance with the Merger Agreement and applicable law. The conditions to the Offer are for the sole benefit of Parent and Purchaser, and Parent and Purchaser may waive, in whole or in part, any condition to the Offer at any time and from time to time, in their sole discretion, other than the Minimum Condition or the Termination Condition, which, in each case, may be waived by Parent and Purchaser with the prior written consent of the Company. Parent and Purchaser expressly reserve the right, at any time to waive, in whole or in part, any Offer Condition (other than the Minimum Condition and the Termination Condition), to increase the Offer Price or modify the terms of the Offer, in each case only in a manner not inconsistent with the Merger Agreement, except that Parent and Purchaser are not permitted (without the prior written consent of the Company) to (i) reduce the number of Shares sought to be purchased in the Offer (other than an adjustment made pursuant to the terms of the Merger Agreement), (ii) reduce the Offer Price (other than an adjustment made pursuant to the terms of the Merger Agreement), (iii) amend, modify, supplement or waive the Minimum Condition or the Termination Condition, (iv) directly or indirectly amend, modify or supplement any Offer Condition, (v) amend, modify or supplement any other term of the Offer in any manner that is or would reasonably be expected to be adverse to the holders of Shares in their capacities as such, (vi) amend, modify or supplement any term of the Offer in any individual case that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger or impair the ability of Parent or Purchaser or the Company to consummate the Offer or the Merger, (vii) terminate the Offer (unless the Merger Agreement is terminated in accordance with its terms), accelerate, extend or otherwise change the Offer Expiration Time (in each case, except as expressly required or permitted by the terms of the Merger Agreement), (viii) change the form of consideration payable in the Offer or (ix) provide for any “subsequent offering period” (or any extension of any thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act.

Extensions of the Offer. The Merger Agreement requires that Purchaser will, and Parent will cause Purchaser to, extend the Offer (i) for any period required by any applicable rule, regulation, interpretation or position of the SEC or the staff thereof or Nasdaq (including in order to comply with Rule 14e-1(b) promulgated under the Exchange Act in respect of any change in the Offer Price) or as may be necessary to resolve any comments of the SEC or the staff of Nasdaq, in each case, as applicable to the Offer, the Schedule 14D-9 or the Offer Documents, (ii) subject to clause (iii) of this paragraph, if, as of any then-scheduled Offer Expiration Time, any Offer Condition (other than the Minimum Condition, the Termination Condition and any such conditions that by their nature are to be satisfied at the expiration of the Offer and, in each case, irrespective of if any such condition is satisfied) is not satisfied and has not been waived by Parent or Purchaser (to the extent permitted under the Merger Agreement) as of any then-scheduled Offer Expiration Time, Purchaser will, and Parent will cause Purchaser to, extend the Offer (x) on one or more occasions in consecutive increments of up to ten business days each (as determined by Purchaser in its discretion, subject to applicable law, or such longer period as the parties to the Merger Agreement may agree), (y) if any then-scheduled Offer Expiration Time is ten or less business days before the Termination Date, until 11:59 p.m., New York City time, on the business day before the Termination Date (unless Parent is not then permitted to terminate the Merger Agreement pursuant to its terms, in which case this clause (y) will not apply) or (z) such other date and time as the parties to the Merger Agreement may agree; except that, without the Company’s written consent, Purchaser will not extend the Offer, and without Parent’s prior written consent, Purchaser will not be required to (and Parent will not be required to cause Purchaser to) extend the Offer, in each case, beyond the earlier of (1) the Termination Date, and (2) the valid termination of the Merger Agreement in accordance with its terms; except, that, in the case of clause (1), if at the Termination Date or any time thereafter Parent is not then permitted to terminate the Merger Agreement pursuant to its terms, Purchaser will be required to (and Parent will cause Purchaser to) extend the Offer beyond the Termination Date and (iii) if as of any then-scheduled Offer Expiration Time, each condition to the Offer (other than the Minimum Condition, and any such conditions that by their nature are to be satisfied at the expiration of the Offer) has been satisfied or waived by Parent or Purchaser (to the extent permitted under the Merger Agreement) and the Minimum Condition has not been satisfied, Purchaser will (and Parent will cause Purchaser to) extend the Offer (x) on one or more occasions in consecutive increments of up to ten business days each (as determined by Purchaser in its discretion, subject to applicable law, or such longer period as the parties to the Merger Agreement may agree), (y) if any then-scheduled Offer Expiration Time is ten or less business days before the Termination Date, until 11:59 p.m., New York City time, on the business day before the Termination Date (unless Parent is not then permitted to terminate the Merger Agreement pursuant to its terms, in which case this clause (y) will not apply) or (z) such other date and time as the parties to the Merger Agreement may agree; except, that (A) so long as Parent and Purchaser are not in material breach of their covenants and obligations set forth in the Merger Agreement, Purchaser will not be required to (and Parent will not be required to cause Purchaser to) extend the Offer in the circumstances described in this clause (iii) for successive extension periods in excess of twenty business days in the aggregate and (B) without the Company’s prior written consent, Purchaser will not extend the Offer in the circumstances described in this clause (iii) for successive extension periods in excess of thirty business days in the aggregate; except, that, without the Company’s prior written consent, Purchaser will not extend the Offer, and Purchaser will not be required to extend the Offer, in each case, beyond the earlier of (1) the Termination Date and (2) the valid termination of the Merger Agreement in accordance with its terms; except, that, in the case of clause (1), if at the Termination Date or any time thereafter Parent is not then permitted to terminate the Merger Agreement pursuant to its terms, Purchaser will be required to (and Parent will cause Purchaser to) extend the Offer beyond the Termination Date, and except, that, notwithstanding anything to the contrary in the Merger Agreement, any such extension under the Merger Agreement will not be deemed to impair, limit, or otherwise restrict in any manner the right of Parent or the Company to terminate the Merger Agreement pursuant to its terms.

Structure of the Merger; Certificate of Incorporation; Bylaws; Directors and Officers

The Closing of the Merger will take place as promptly as practicable following (but in any event on the same date as) the Offer Acceptance Time (as defined in the Merger Agreement), except if certain conditions set forth in the Merger Agreement will not be satisfied or, to the extent permitted under the Merger Agreement and by applicable law, waived as of such date, in which case the Closing will take place no later than the first business day on which all such conditions are satisfied or, to the extent permitted under the Merger Agreement and by applicable law, waived, unless (a) the Merger Agreement has been terminated pursuant to its terms prior to such time or date or (b) another time or date is agreed to in writing by the parties to the Merger Agreement. At the effective time, the Company, Parent and Purchaser will consummate the Merger, whereby Purchaser will be merged with and into the Company, and the Company will survive the Merger as a wholly owned subsidiary of Parent. At the effective time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Purchaser will vest in the surviving corporation, and all debts, liabilities, restrictions and duties of the Company and Purchaser will become the debts, liabilities and duties of the surviving corporation, all as provided under the DGCL, including Section 251(h) thereof.

As of the effective time, the certificate of incorporation and the bylaws of the surviving corporation will be amended and restated as a result of the Merger to be the same as the certificate of incorporation and bylaws of Purchaser in effect immediately before the effective time (except that references to Purchaser’s name will be automatically amended and will become references to “Paya”), and the provisions with respect to indemnification, exculpation and the advancement of expenses to the current or former directors, members, manager or officers in such certificate of incorporation and bylaws will not be repealed, amended or otherwise modified in any manner that would adversely affect the rights or protections of any such current or former director, member, manager or officer of the Company or any subsidiary of the Company.

The directors and officers of Purchaser immediately prior to the effective time will be the directors and officers of the surviving corporation. Such directors and officers will hold office until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal, in each case as provided in the organizational documents of the surviving corporation.

The Merger Agreement provides the Merger will be effected pursuant to Section 251(h) of the DGCL and will be effected without a vote on the adoption of the Merger Agreement by the stockholders of the Company.

Effect of the Merger on the Shares

At the effective time, each share of common stock of Purchaser that is issued and outstanding as of immediately prior to the effective time will automatically be canceled and converted into one validly issued, fully paid and nonassessable share of common stock of the surviving corporation with the same rights, powers and privileges as the shares so converted and will constitute the only outstanding shares of capital stock of the surviving corporation (except for any such shares resulting from the conversion of Owned Company Shares (defined below)).

At the effective time, each Share issued and outstanding immediately prior to the effective time (other than any such Shares that are (i) (A) held by the Company as treasury stock or otherwise or (B) owned by Purchaser, in each case, as of immediately prior to the effective time, (ii) owned by Parent or any direct or indirect wholly owned subsidiary of Parent (other than Purchaser) or of the Company (in each case, other than any such shares held in a fiduciary, representative or other capacity on behalf of third parties) or (iii) held by a holder who is entitled to demand appraisal and who has properly and validly exercised appraisal rights with respect thereto in accordance with, and who has complied with, Section 262 of the DGCL), will be automatically cancelled, extinguished and converted into the right to receive the Merger Consideration in accordance with terms of the Merger Agreement. Excluded Shares will be cancelled at the effective time and will not be exchangeable for Merger Consideration. Shares described in clause (ii) above will be converted into such number of shares of common stock of the surviving corporation such that the ownership percentage of any such person in the surviving corporation will equal the ownership percentage that such person’s shares represent in the Company immediately prior to the effective time. We refer to Shares described in clauses (i) and (ii) above as “Owned Company Shares.” Dissenting Shares will entitle their holders only to the rights granted to them under Section 262 of the DGCL (as further described in Section 16— “Certain Legal Matters; Regulatory Approvals — Dissenters’ Rights”).

Appraisal Rights

Notwithstanding anything to the contrary in the Merger Agreement, if required by the DGCL (but only to the extent required thereby), any Dissenting Shares will not be converted into, or represent the right to receive the Merger Consideration pursuant to the Merger Agreement, and instead, holders of the Dissenting Shares will be entitled only to receive payment of the appraised value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL subject to any required withholding unless and until any such holder fails to perfect or effectively withdraws or loses their rights to appraisal and payment under the DGCL; except, that, if, after the effective time, any such holder fails to perfect, effectively withdraws or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL, such holder’s Dissenting Shares will thereupon be treated as if they had been converted into, at the effective time, and will represent only the right to receive the Merger Consideration in accordance with the Merger Agreement, without interest thereon, subject to any required withholding, and the surviving corporation will remain liable for payment of the Merger Consideration for such holder’s Dissenting Shares in accordance with the Merger Agreement. At the effective time, all of the Dissenting Shares will automatically be cancelled and extinguished and any holder of the Dissenting Shares will cease to have any rights with respect thereto, except for the rights provided in Section 262 of the DGCL and as provided in the previous sentence. Prior to the effective time, the Company will give Parent (i) prompt notice of any demands received by the Company for appraisal of Shares and any withdrawals of such demands and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the effective time, the Company will not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or voluntarily settle or offer to settle, or otherwise negotiate, any such demands or agree to do any of the foregoing.

Treatment of the Company Equity Awards

At the effective time, the portion of each Option that is outstanding and vested as of immediately prior to the effective time will automatically, without any action on the part of Parent, Purchaser, the Company or the holder thereof, be cancelled and converted into the right to receive a lump sum cash payment, without interest, in an amount equal to the product obtained by multiplying (i) the excess, if any, of (A) the Offer Price over (B) the per Share exercise price of such vested Option by (ii) the total number of Shares subject to such vested Option. At the effective time, the portion of each Option that is outstanding and unvested and that has an exercise price per share that is less than the Offer Price as of immediately prior to the effective time will automatically, without any action on the part of Parent, Purchaser, the Company or the holder thereof, be converted into a stock option to purchase a number of shares of Parent Stock equal to the product of (rounded down to the nearest whole share) (x) the number of Shares underlying such unvested Option as of immediately prior to the effective time by (y) the exchange ratio, and the exercise price per share of Parent Stock (rounded up to the nearest whole cent) will equal the quotient obtained by dividing (a) the per Share exercise price of such unvested Option by (b) the exchange ratio (each, a “Parent Option”). Following the effective time, each Parent Option will be governed by the same vesting and exercisability terms, and other terms and conditions no less favorable than those that were applicable to such unvested Option immediately prior to the effective time. Each Option, whether vested or unvested, that has an exercise price per share that is equal to or greater than the Offer Price will be canceled for no consideration.

At the effective time, the portion of each RSU Award that is outstanding and vested as of immediately prior to the effective time (including each RSU Award held by a non-employee director of the Company that vests pursuant to its terms) will automatically, without any action on the part of Parent, Purchaser, the Company or the holder thereof, be cancelled and converted into the right to receive a lump sum cash payment, without interest, in an amount equal to the sum of (i) the product obtained by multiplying (A) the Offer Price by (B) the total number of Shares subject to such vested RSU Award plus (ii) the value of any accrued but unpaid dividend equivalent rights relating to such vested RSU Award. At the effective time, the portion of each RSU Award that is outstanding and unvested as of immediately prior to the effective time will automatically, without any action on the part of Parent, Purchaser, the Company or the holder thereof, be converted into an RSU Award with respect to a number of shares of Parent Stock equal to the product obtained by multiplying (x) the number of Shares underlying such unvested RSU Award as of immediately prior to the effective time by (y) the exchange ratio (each, a “Parent RSU Award”). Following the effective time, each Parent RSU Award will be governed by same vesting and dividend equivalent rights terms, and other terms and conditions no less favorable than those that were applicable to such unvested RSU Award immediately prior to the effective time.

Exchange of Certificates

Prior to the Offer Acceptance Time, Parent will (i) select a nationally recognized bank or trust company reasonably acceptable to the Company to act as agent (the “Depository Agent”) for the holders of Shares to receive the Offer Price to which such holders will become entitled pursuant to the Merger Agreement and to act as an agent (the “Payment Agent”) for the holders of Shares to receive the Merger Consideration to which such holders will become entitled pursuant to Merger Consideration; (ii) enter into a payment agent agreement with the Payment Agent in form and substance reasonably acceptable to the Company and (iii) promptly after (and in any event no later than the earlier of (A) the effective time and (B) the second business day after the Offer Acceptance Time) the Offer Acceptance Time, deposit, or cause to be deposited, by wire transfer of immediately available funds, with the Payment Agent cash amounts sufficient to enable the Payment Agent to make all payments pursuant to the Merger Agreement to holders of Shares outstanding immediately prior to the effective time (such amount, the “Payment Fund”). To the extent that (A) there are any losses with respect to any investments of the Payment Fund; (B) the Payment Fund diminishes for any reason below the level required for the Payment Agent to promptly pay the cash amounts contemplated by the Merger Agreement; or (C) all or any portion of the Payment Fund is unavailable for Purchaser or Parent (or the Payment Agent on behalf of Purchaser or Parent), as applicable, to promptly pay the cash amounts contemplated by the Merger Agreement for any reason, Parent will, or, after the effective time will cause the surviving corporation to, promptly replace or restore the amount of cash in the Payment Fund so as to ensure that the Payment Fund is at all times fully available for distribution and maintained at a level sufficient for the Payment Agent to make the payments contemplated by the Merger Agreement. The Payment Fund will not be used for any purpose other than the payment to holders of Shares as contemplated by the Merger Agreement.

Promptly following the effective time (and in any event within three business days thereafter), Parent and the surviving corporation will cause the Payment Agent to mail to each holder of record as of immediately prior to the effective time (other than Owned Company Shares) of one or more certificates that immediately prior to the effective time represented issued and outstanding Shares (other than Owned Company Shares) (the “Certificates” (if any)) (i) a letter of transmittal in customary form (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Payment Agent), and (ii) instructions for effecting the surrender of the Certificates in exchange for the Merger Consideration payable with respect to the Shares formerly represented thereby pursuant to the Merger Agreement. Upon surrender of Certificates for cancellation to the Payment Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (x) the aggregate number of Shares represented by such Certificates by (y) the Merger Consideration, and the Certificates so surrendered will forthwith be cancelled. Notwithstanding anything to the contrary in the Merger Agreement, no record holder of uncertificated Shares (the “Uncertificated Shares”) will be required to deliver a Certificate or an executed letter of transmittal to the Payment Agent in order to receive the payment that such holder is entitled to receive pursuant to the Merger Agreement with respect of such Uncertificated Shares. In lieu thereof, such record holder of Uncertificated Shares, upon receipt of an Agent’s Message by the Payment Agent (or such other evidence, if any, of transfer as the Payment Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (1) the aggregate number of Shares represented by such holder’s transferred Uncertificated Shares by (2) the Merger Consideration, and the transferred Uncertificated Shares will be cancelled. The Payment Agent will accept such Certificates and transferred Uncertificated Shares upon compliance with such reasonable terms and conditions as the Payment Agent may impose to cause an orderly exchange thereof in accordance with normal exchange practices. No interest will be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the Merger Consideration payable upon the surrender of such Certificates and transfer of Uncertificated Shares pursuant to the Merger Agreement. Until so surrendered or transferred, outstanding Certificates and Uncertificated Shares will be deemed from and after the effective time to evidence only the right to receive the Merger Consideration payable in respect thereof pursuant to the Merger Agreement.

Prior to the effective time, Parent and the Company will cooperate to establish procedures with the Payment Agent and DTC with the objective that the Payment Agent will transmit to DTC or its nominee on the Closing Date (or if the Closing does not occur at such time that permits same day transmission, the first business day after the Closing Date) an amount in cash, by wire transfer of immediately available funds, equal to (i) the number of Shares (other than Owned Company Shares and Dissenting Shares) held of record by DTC or such nominee immediately prior to the effective time multiplied by (ii) the Merger Consideration.

If payment of the Merger Consideration is to be made to a person other than the person in whose name the surrendered Certificate or transferred Uncertificated Share in exchange therefor is registered, it will be a condition of payment that (i) the person requesting such exchange present proper evidence of transfer or will otherwise be in proper form for transfer, and (ii) the person requesting such payment will have paid any transfer and other taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of such Certificate or Uncertificated Share surrendered or will have established to the reasonable satisfaction of the Payment Agent that such tax either has been paid or is not applicable.

Notwithstanding anything to the contrary set forth in the Merger Agreement, none of the Payment Agent, Parent, the surviving corporation or any other party to the Merger Agreement will be liable to a holder of Shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

Any portion of the Payment Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is one year after the effective time will be returned to Parent (or delivered to the surviving corporation as directed by Parent) upon demand, and any holders of Shares that were issued and outstanding immediately prior to the Merger who have not theretofore surrendered or transferred their Certificates or Uncertificated Shares representing such Shares for exchange pursuant to the Merger Agreement will thereafter look for payment of the Merger Consideration payable in respect of the Shares represented by such Certificates or Uncertificated Shares solely to Parent (subject to abandoned property, escheat or similar law), as general creditors thereof, for any claim to the Merger Consideration to which such holders may be entitled pursuant to the Merger Agreement. Any amounts remaining unclaimed by holders of any such Certificates or Uncertificated Shares two years after the effective time, or at such earlier date as is immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any governmental authority, will, to the extent permitted by applicable law, become the property of the surviving corporation free and clear of any claims or interest of any such holders (and their successors, assigns or personal representatives) previously entitled thereto.

Company, Parent, Purchaser, the surviving corporation, any of their subsidiaries, the Payment Agent and any other applicable withholding agent will be entitled to deduct and withhold from any amounts otherwise payable under the Merger Agreement as are required to be withheld or deducted with respect to such payment under the Code, or any other applicable tax law. To the extent that amounts are so deducted or withheld, and timely remitted to the appropriate governmental authority, such amounts will be treated for all purposes under the Merger Agreement as having been paid to the person in respect of whom such deduction or withholding was made. Except with respect to withholding with respect to (i) amounts payable to employees of the Company or its subsidiaries that constitute compensation for services (including payments in respect of Options or Restricted Stock Units), (ii) U.S. backup withholding due to failure of a holder of Shares to provide a properly completed and duly executed IRS Form W-9 or applicable IRS Form W-8 and (iii) withholding under Section 1445 of the

Code (solely to the extent Treasury Regulations Section 1.1445-2(c)(2) does not apply), any party that intends to deduct and withhold from amounts otherwise payable pursuant to the Merger Agreement will use commercially reasonable efforts to provide the party in respect of which such deduction or withholding would be made with written notice at least five business days or, if later, as soon as reasonably practicable prior to making any withholding with respect to the payment of any consideration otherwise payable pursuant to the Merger Agreement and will use commercially reasonable efforts to cooperate in good faith with the party in respect of which such deduction or withholding would be made to reduce or eliminate the amount of such withholding.

Representations and Warranties; Material Adverse Effect

The Merger Agreement contains representations and warranties of the Company and of Parent and Purchaser.

Subject to certain exceptions in the Merger Agreement, in the Company Disclosure Letter and as disclosed in the reports, schedules, forms, statements and other documents filed by the Company with the SEC or furnished by the Company to the SEC as publicly available, in each case, on or after January 1, 2021 and at least one day prior to January 8, 2023, the Merger Agreement contains representations and warranties of the Company as to, among other things:

•	organization, requisite power and authority to carry on its business and good standing and qualification to do business;

•

corporate authority to execute and deliver the Merger Agreement, perform its covenants and obligations and consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement;

•	enforceability of the Merger Agreement;

•	Company board approval, fairness opinion of the Company’s financial advisor and applicable anti-takeover statutes or regulations;

•	absence of conflicts and required consents or notices;

•	requisite governmental approvals;

•	authorized share capital of the Company, issued and outstanding equity of the Company and other matters regarding capitalization;

•	the Company’s subsidiaries;

•

reports, forms, documents and financial statements of the Company required to be filed or furnished with the SEC by the Company since October 16, 2020 and the design, establishment and maintenance of certain disclosure controls and procedures and internal control over financial reporting;

•	absence of liabilities required to be reflected on the Company’s balance sheet;

•	absence of certain events or changes in the business of the Company from December 31, 2021 to January 8, 2023, including an absence of a Company Material Adverse Effect (as defined below);

•	material contracts and validity thereof;

•	real estate leased by the Company;

•	compliance with environmental laws, permits issued pursuant to such environmental laws and absence of lawsuits against the Company pertaining to such environmental laws;

•	ownership and use of intellectual property;

•	cybersecurity and data privacy matters;

•	tax returns, filings and other tax matters;

•	employee benefit plans, employee relations and related labor matters;

•	compliance with applicable laws and permits;

•	litigation against or involving the Company;

•	insurance matters;

•	the Company’s top partners, merchants and suppliers;

•	compliance with anti-money laundering, anti-corruption or similar laws;

•	compliance with economic sanctions and export controls;

•	independent service organization registration and card association compliance;

•	absence of affiliate transactions; and

•	broker’s fees and expenses.

Subject to certain exceptions in the Merger Agreement, the Merger Agreement also contains representations and warranties of Parent and Purchaser as to, among other things:

•	organization, requisite power and authority to carry on its business and good standing and qualification to do business;

•

corporate authority to execute and deliver the Merger Agreement, perform its covenants and obligations and consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement;

•	absence of conflicts and required consents or notices;

•	requisite governmental approvals;

•	litigation against or involving Parent or Purchaser;

•	ownership of any Shares;

•	broker’s fees and expenses;

•	capitalization and operations of Purchaser;

•	absence of Parent vote or approval;

•	available funds;

•

that Parent has provided the Company true, correct and complete copies of the Debt Commitment Letter (including the Fee Letter (as defined in the Merger Agreement)) and the Amended and Restated Credit Agreement, pursuant to which the debt financing sources party to the Debt Commitment Letter have committed to provide, subject to the terms and conditions contained therein, the amounts set forth therein; and

•	solvency.

Some of the representations and warranties in the Merger Agreement are qualified by materiality qualifications or a “Company Material Adverse Effect” qualification with respect to the Company or a “Parent Material Adverse Effect” with respect to Parent or Purchaser.

For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any change, event, effect, condition, development or circumstance that, individually or in the aggregate, (1) has a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Company and its subsidiaries, taken as a whole or (2) prevents the Company’s ability to consummate the Merger prior to the Termination Date.

For purposes of the foregoing clause (1), no change, event, effect, condition, development or circumstance that, individually or in the aggregate to the extent arising out of, relating to or resulting from the following (in each case, by itself or when aggregated) will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur (subject to the limitations set forth below):

•	changes in general economic conditions, or changes in conditions in the global, international or regional economy generally;

•

changes in conditions in the financial markets, credit markets or capital markets, including (A) changes in interest rates or credit ratings; (B) changes in monetary policy or exchange rates for the currencies of any country; (C) inflation; or (D) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

•

general changes in conditions in the industries in which the Company and its subsidiaries conduct business (including supply chain delays, increases in raw material prices and import or export restrictions);

•

changes after January 8, 2023 in regulatory, legislative or political conditions (including civil unrest, protests and public demonstrations (in each case, whether or not violent), any government responses thereto (e.g., curfews) and any escalation or worsening thereof);

•

any geopolitical conditions, outbreak of hostilities, acts of war (whether or not declared), broad-based cyber attacks, cyberterrorism, terrorism or military actions (including any escalation or general worsening of, or any law or sanction, mandate, directive, pronouncement, guideline or recommendation issued by a governmental authority in response to, any such hostilities, acts of war, cyberterrorism, terrorism or military actions);

•

earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, naturally occurring floods, mudslides, wild fires or other natural disasters, weather conditions and other natural force majeure events;

•

any (A) epidemic, pandemic or disease outbreak (including the COVID-19 pandemic), human health crises or other force majeure events, in each case, including any worsening thereof, or (B) law or mandate, directive, pronouncement, guideline or recommendation issued by a governmental authority, the Centers for Disease Control and Prevention, the World Health Organization or industry group providing for business closures, “sheltering-in-place,” curfews or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including the COVID-19 pandemic) or any change in such law or directive, pronouncement or guideline or interpretation thereof or any material worsening of such conditions (including any COVID-19 measures);

•

the negotiation, execution, or delivery of the Merger Agreement, or performance of the requirements of the Merger Agreement or the public announcement of the Merger Agreement or the pendency of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the impact thereof on the relationships, contractual or otherwise, of the Company and its subsidiaries with customers, suppliers, lenders, lessors, business partners, employees, regulators, governmental authorities, vendors or any other person (it being understood that this bullet point will not apply with respect to any representation or warranty that is intended to address the consequences of the negotiation, execution or delivery of the Merger Agreement, the performance of the requirements of the Merger Agreement, the public announcement of the Merger Agreement or the pendency of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, or the purposes of certain Offer Conditions set forth in the Merger Agreement solely as it relates to such representations and warranties);

•

the compliance by any party with the terms of the Merger Agreement, including any action taken or refrained from being taken pursuant to or in accordance with the Merger Agreement (it being understood that this bullet point will not apply with respect to any representation or warranty that is intended to address the consequences of the performance of the requirements of the Merger Agreement, or the purposes of certain Offer Conditions set forth in the Merger Agreement solely as it relates to such representations and warranties);

•

any action taken or refrained from being taken, in each case to which Parent has expressly consented in writing following January 8, 2023 (it being understood that this bullet point will not apply with respect to any representation or warranty that is intended to address the consequences of the performance of the requirements of the Merger Agreement, or the purposes of certain Offer Conditions set forth in the Merger Agreement solely as it relates to such representations and warranties);

•

changes after January 8, 2023 in GAAP or other accounting standards or in any applicable laws (or the enforcement, implementation or interpretation of any of the foregoing by governmental authorities, including the SEC and the Financial Accounting Standards Board);

•

changes in the price or trading volume of the Shares, in and of itself (it being understood that the underlying cause of such change may be taken into consideration when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur, unless otherwise excluded by the exceptions to this definition);

•

any failure, in and of itself, by the Company and its subsidiaries to meet (A) any internal or published estimates or guidance of the Company’s revenue, earnings or other financial performance or results of operations for any period; or (B) any budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the underlying cause of any such failure described in the foregoing clauses (A) or (B) may be taken into consideration when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur, unless otherwise excluded by the exceptions to this definition);

•	any government shutdown or slowdown by or involving any governmental authority affecting a national or federal government as a whole;

•

any Transaction Litigation (as defined below) (except that the underlying facts or causes of such Transaction Litigation may be taken into consideration when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur, unless otherwise excluded by the exceptions to this definition); or

•	the identity of Parent or Purchaser as the acquiror of the Company;

except, in each case of the first, second, third, fourth, fifth, sixth, seventh, eleventh and fourteenth bullet point above to the extent (and only to the extent) that such change, event, effect, condition, development or circumstance has a disproportionate adverse change, event, effect, condition, development or circumstance on the Company and its subsidiaries relative to other companies operating in the same industries in which the Company and its subsidiaries conduct business, in which case only the incremental disproportionate adverse change, event, effect, condition, development or circumstance may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur.

For the purpose of the Merger Agreement, a “Parent Material Adverse Effect” means any violation, conflict, breach, default, termination, acceleration or lien that would not, individually or in the aggregate, prevent, materially impair or materially delay the ability of Parent or Purchaser to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

Conduct of Business Pending the Merger

The Merger Agreement provides that, except (a) as expressly permitted by the Merger Agreement, (b) for the execution and performance of the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (c) as set forth in the Company Disclosure Letter, (d) as required by applicable law, including any COVID-19 measures, (e) for any COVID-19 reasonable response (except, that the Company will use reasonable best efforts to provide advance notice to, and consult in good faith with, Parent prior to taking such actions), or (f) as approved by Parent in writing (which approval will not be unreasonably withheld, conditioned or delayed), during the period from January 8, 2023 until the earlier to occur of the termination of the Merger Agreement pursuant to its terms and the effective time (the “Pre-Closing Period”), the Company will, and will cause each of its subsidiaries to, use its reasonable best efforts to (i) conduct its business in all material respects in accordance with applicable law and in all material respects in the ordinary course of business (taking into account COVID-19 reasonable responses (except, that the Company will use reasonable best efforts to provide advance notice to, and consult in good faith with, Parent prior to taking such actions)), and (ii) preserve intact in all material respects its current business organizations, ongoing businesses and significant relationships with governmental authorities, key employees and other persons with whom the Company or its subsidiaries have material business dealings; except, that no action or inaction by the Company or its subsidiaries with respect to matters specifically permitted or prohibited by any provision in the following paragraph, including with reference to the Company Disclosure Letter, will be deemed a breach of this sentence solely due to it being outside of the ordinary course of business.

Further, the Merger Agreement also provides that, during the Pre-Closing Period, except (i) as expressly permitted by the Merger Agreement, (ii) as set forth in the Company Disclosure Letter, (iii) as required by applicable law, including any COVID-19 measures, or (iv) as approved by Parent in writing (which approval will not be unreasonably withheld, conditioned or delayed), the Company will not, and will not permit any of its subsidiaries, to:

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amend the organizational documents of the Company or any of its subsidiaries (other than immaterial amendments to the organizational documents of any subsidiary of the Company that would not and would not reasonably be expected to prevent, materially delay or materially impair the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement);

•	propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, business combination, restructuring, recapitalization or other reorganization;

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except for transactions solely among the Company and its wholly owned subsidiaries or solely among the Company’s wholly owned subsidiaries, issue, sell, deliver, pledge or agree or commit to issue, sell, deliver, encumber or subject to a lien, or pledge any Company securities or subsidiary securities (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), including any Options or RSU Awards, except upon the exercise or settlement of Options or RSU Awards, in each case, in accordance with their existing terms in effect on January 8, 2023;

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except for transactions solely among the Company and its wholly owned subsidiaries or solely among the Company’s wholly owned subsidiaries, adjust, reclassify, split, combine, subdivide or redeem, repurchase, purchase or otherwise acquire or amend the terms of, directly or indirectly, any Company securities or subsidiary securities, other than (i) the withholding of Shares to satisfy the exercise price or tax obligations incurred in connection with the exercise or settlement of Options or RSUs Awards or (ii) the acquisition by the Company of Shares in connection with the forfeiture of Options or RSU Awards, in each case, in accordance with their existing terms in effect on January 8, 2023;

•	enter into any new line of business outside the existing business of the Company and its subsidiaries as of January 8, 2023;

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declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock or other equity or voting interest, Company securities or subsidiary securities, or make any other distribution in respect of the shares of capital stock or other equity or voting interest, Company securities or subsidiary securities, except for cash dividends or distributions made by any direct or indirect wholly owned subsidiary of the Company to the Company or one of its other wholly owned subsidiaries;

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(i) incur, assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise), or suffer to exist any indebtedness for borrowed money (including any long-term or short-term debt) or issue any debt securities in excess of $1,000,000, except (A) for trade payables incurred in the ordinary course of business; or (B) for intercompany loans, advances or capital contributions to, or investments in the Company or any direct or indirect wholly owned subsidiaries of the Company; (ii) make any loans, advances or capital contributions to, or investments in, any other person, except for loans, advances or capital contributions to, or investments in any direct or indirect wholly owned subsidiary of the Company; (iii) mortgage or pledge any assets, tangible or intangible, of the Company or any of its subsidiaries or create or suffer to exist any lien thereupon, except for any permitted liens; (iv) amend, supplement or otherwise modify the Company Credit Agreement (as defined in the Merger Agreement) in any manner that would increase the cost to Parent, or otherwise impede the ability of Parent, to effectuate the payoff and release at Closing or (v) cancel any material indebtedness or material claim or intentionally waive any material claim or rights of the Company or any of its subsidiaries;

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except as required by the terms of an applicable Company employee benefit plan or other employment or compensatory plan, policy, program, agreement or arrangement (an “Employee Plan”), (i) enter into, adopt, amend, modify or terminate any Employee Plan (or any such plan that would be an Employee Plan if in effect as of January 8, 2023), other than de minimis administrative amendments in the ordinary course of business consistent with past practice to the Employee Plans that provide health or other welfare benefits that do not materially increase the cost or expense of maintaining, or increase the benefits payable under, such Employee Plans; (ii) increase the compensation, bonus, severance, termination pay or other benefits payable to any employee, officer, director or independent contractor, or pay any benefit not provided under any Employee Plan as in effect as of January 8, 2023; (iii) pay, grant or award, or commit to pay, grant or award, any bonuses or incentive compensation (equity- or cash-based) (except that annual cash bonuses with respect to the 2022 fiscal year may be paid based on actual performance upon the earlier of (A) when bonuses in respect of such fiscal year would ordinarily be paid or (B) at any time prior to the effective time, but in no event earlier than February 10, 2023); (iv) accelerate the vesting of, or otherwise deviate from the terms provided in the applicable award agreement with respect to the vesting, payment, settlement or exercisability of, any Option or RSU Award or other equity-based awards or other compensation; (v) enter into any collective bargaining agreement or similar agreement or arrangement or recognize or certify any labor union, works council or other labor organization as the bargaining representative for any Company employees; (vi) fund or provide any funding for any rabbi trust or similar arrangement; (vii) terminate the employment or services of any employee, independent contractor or consultant whose annual base salary or annual base fee is or would be in excess of $200,000 or, in the case of an employee, is at or above the level of Vice President; or (viii) hire or engage any employee, independent contractor or consultant whose annual base salary or annual base fee is or would be in excess of $200,000 or, in the case of any employee, is or would be at or above the level of Vice President;

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settle any pending or threatened legal proceeding, except for the settlement of any legal proceeding against the Company or its subsidiaries (i) that is for solely monetary payments of no more than $100,000 individually and $250,000 in the aggregate and that does not impose any material non-monetary obligations or equitable relief on, or the admission of wrongdoing by, the Company or its subsidiaries or, after the effective time, Parent or its subsidiaries or (ii) that is settled in compliance with the Merger Agreement;

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change the Company’s or its subsidiaries’ methods, procedures, principles or practices of financial accounting or annual accounting period or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP or Regulation S-X of the Exchange Act (or any interpretation thereof);

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make, authorize, incur or commit to incur any capital expenditures in excess of $200,000, individually or in the aggregate, other than consistent with the 2023 Company forecast and key initiatives document in the Excel file entitled “Project Platinum Data Pack_11.27.22” previously made available to Parent;

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enter into, modify in any material respect, amend in any material respect or terminate (other than any contract that has expired in accordance with its terms) or waive any material rights under any material contract except, but in all cases subject to the other limitations set forth in the Merger Agreement (including the other bullet points in this section), for the entry into contracts in the ordinary course of business or renewals of any material contract in the ordinary course of business on substantially similar terms (in each case, other than with respect to any contract that is or would be if in effect on January 8, 2023 a material contract of certain types described in the Merger Agreement);

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other than with respect to the matters set forth in the eighth bullet point in this section, (1) engage in any transaction with, or enter into any agreement, arrangement or understanding with, or modify, amend or terminate any of the foregoing with, (i) any affiliate of the Company or other person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404 or (ii) GTCR-Ultra Holdings, LLC, a Delaware limited liability company, GTCR-Ultra Holdings II, LLC, a Delaware limited liability company, GTCR/Ultra Blocker, Inc., a Delaware corporation and GTCR Fund XI/C LP, a Delaware limited partnership (collectively, the “GTCR Entities”) or any affiliate thereof (excluding any agreement, arrangement or understanding on arm’s-length terms with any portfolio companies (as such term is commonly understood in the private equity industry) of any investment funds or investment vehicles affiliated with or under common management with the GTCR Entities) or FinTech Investor Holdings III, LLC, FinTech Masala Advisors, LLC and 3FIII, LLC (collectively, the “Sponsors”) or any affiliate thereof (excluding any agreement, arrangement or understanding on arm’s-length terms with any portfolio companies (as such term is commonly understood in the private equity industry)) or (2) amend, supplement or otherwise modify that certain (x) Sponsor Support Agreement, by and among FinTech Acquisition Corp. III, a Delaware corporation, GTCR-Ultra Holdings II, LLC, a Delaware limited liability company, FinTech Acquisition Corp. III Parent Corp., a Delaware corporation and GTCR-Ultra Holdings, LLC, a Delaware limited liability company, Daniel Cohen, Betsy Cohen and the other parties named therein, dated as of August 3, 2020 or (y) Termination Agreement, by and between GTCR Ultra Holdings, LLC and the Company, dated as of January 8, 2023;

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acquire (by merger, consolidation or acquisition of stock or assets or otherwise) any other person, any material equity interest therein or enter into any joint venture, partnership, strategic alliance, limited liability company or similar arrangement with any third person in any one transaction or series of related transactions, other than acquisitions of immaterial assets from vendors or suppliers under contracts in existence as of January 8, 2023 in the ordinary course of business;

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sell, assign, license, lease, transfer, abandon, permit to lapse, or create any lien on (other than certain permitted liens), or otherwise dispose of, any of the Company’s or its subsidiaries’ assets, other than such sales, assignments, licenses, leases, transfers, liens or other dispositions that are (i) expirations in the ordinary course of business in accordance with the expiration of the applicable statutory period or (ii) non-exclusive licenses of intellectual property owned by the Company or its subsidiaries granted in the ordinary course of business;

•	enter into or adopt any “poison pill” or similar stockholder rights plan, in each case, applicable to the Merger and the other transactions contemplated by the Merger Agreement;

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make, change or revoke any material tax election, adopt or change any tax accounting period or material method of tax accounting, amend any material tax return, settle or compromise any material liability for taxes or any tax audit, claim or other proceeding relating to a material amount of taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. law), surrender any right to claim a material refund, offset or other reduction of taxes, except as specifically set forth herein, make any amendment to that certain Tax Receivable Agreement, by and among FinTech Acquisition Corp. Ill Parent Corp., GTCR-Ultra Holdings, LLC, GTCR Ultra-Holdings II, LLC, GTCR/Ultra Blocker, Inc., and GTCR Fund XI/C LP, dated as of October 16, 2020 (the “Tax Receivable Agreement”), make any payment pursuant to the

Tax Receivable Agreement (except as set forth in the Tax Benefit Schedule (as defined in the Tax Receivable Agreement)), amend or modify the Early Termination Schedule, request any ruling from any governmental authority with respect to taxes or, except in the ordinary course of business consistent with past practice and for a period of no longer than nine months, agree to an extension or waiver of the statute of limitations with respect to a tax return; or

•	agree, resolve or commit to take any of the actions prohibited by this paragraph.

No Solicitation; Acquisition Proposal

Except as expressly permitted by the Merger Agreement, during the Pre-Closing Period, the Company and its subsidiaries will not, and will cause their representatives not to, directly or indirectly, (i) continue any solicitation, inducement, knowing encouragement, discussions or negotiations with any persons that may be ongoing with respect to an Acquisition Proposal as of January 8, 2023, (ii) solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any inquiries, proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal (including by approving any transaction, or approving any person becoming an “Interested Stockholder,” for purposes of Article 9 of the Amended and Restated Certificate of Incorporation of the Company); (iii) enter into, engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person (other than Parent, Purchaser or any representative of Parent or Purchaser) any non-public information relating to the Company or any of its subsidiaries or afford to any person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its subsidiaries, in any such case in connection with any Acquisition Proposal or with the intent to or expectation to or that would reasonably be expected to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, an Acquisition Proposal or any inquiries or the making of an Acquisition Proposal or any inquiries, proposal or offer that could reasonably be expected to lead to, an Acquisition Proposal; (iv) participate or engage in discussions or negotiations with any person with respect to an Acquisition Proposal (or inquiries, proposals or offers or other efforts that could reasonably be expected to lead to an Acquisition Proposal), in each case, other than solely informing such persons of the existence of the provisions contained in the Merger Agreement; (v) approve, endorse or recommend an Acquisition Proposal; (vi) enter into or negotiate any letter of intent, term sheet, memorandum of understanding, merger agreement, acquisition agreement, option agreement, share exchange agreement, expense reimbursement agreement, joint venture agreement, other contract or other similar instrument with respect to an Acquisition Proposal or that could reasonably be expected to lead to, an Acquisition Proposal, other than, in each case, an Acceptable Confidentiality Agreement (as defined below) entered into in accordance with the Merger Agreement (any such letter of intent, term sheet, memorandum of understanding, merger agreement, acquisition agreement, option agreement, share exchange agreement, expense reimbursement agreement, joint venture agreement, other Contract or other similar instrument with respect to an Acquisition Proposal, an “Alternative Acquisition Agreement”); (vii) grant any waiver or release under or fail to enforce any standstill, confidentiality or similar agreement of the Company or any of its subsidiaries or (viii) authorize or commit to do any of the foregoing. Except as expressly permitted by the Merger Agreement, the Company and its subsidiaries will, and will cause their respective representatives to, (x) immediately following the execution of the Merger Agreement, cease any solicitations, discussions, communications or negotiations with any person in connection with an Acquisition Proposal or potential Acquisition Proposal, (y) immediately following the execution of the Merger Agreement, terminate all access of any person and its representatives to any physical or electronic data room maintained by or on behalf of the Company or any of its subsidiaries in connection with its consideration of an Acquisition Proposal or potential Acquisition Proposal and (z) immediately following the execution of the Merger Agreement, request in writing that each person that has executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal or potential Acquisition Proposal promptly return or destroy, in accordance with the terms of such confidentiality agreement, all non-public information furnished to such person or its representatives by or on behalf of the Company or any of its representatives prior to January 8, 2023 (to the extent not previously requested). The Company will enforce, and not waive, terminate or modify without Parent’s prior written consent, any confidentiality, standstill or similar provision in any agreement. For purposes of this section, the term person means any person or “group,” as defined in Section 13(d) of the Exchange Act, other than, with respect to the Company, Parent or its subsidiaries or representatives. The Company agrees that any breach of the terms of the Merger Agreement by any of its representatives will be deemed to be a breach of the Merger Agreement by the Company.

Under the Merger Agreement an “Acquisition Proposal” means any offer or proposal from any person (other than an offer or proposal by Parent or Purchaser) or group, relating to any (i) direct or indirect issuance, exchange, purchase or other acquisition (in each case, whether in a single transaction or a series of related transactions) by any person or group, whether from the Company or any other person(s), of Shares or other voting or equity securities of the Company representing more than 20% of the Shares or other voting or equity securities of the Company outstanding after giving effect to the consummation of such issuance, exchange, purchase or other acquisition, including pursuant to a tender offer or exchange offer by any person or group that, if consummated in accordance with its terms, would result in such person or group beneficially owning more than 20% of the Shares outstanding after giving effect to the consummation of such tender or exchange offer; (ii) direct or indirect purchase, exchange, transfer or other acquisition (including by exclusive license) (in each case, whether in a single transaction or a series of related transactions) by any person or group, or stockholders of any such person or group, of more than 20% of the consolidated assets or assets to which more than 20% of the Company’s revenues or earnings on a consolidated basis are attributable (including stock in subsidiaries) of the Company and its subsidiaries taken as a whole (measured by the fair market value thereof as of the date of such purchase or acquisition); or (iii) merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction (in each case, whether in a single transaction or a series of related transactions) involving the Company or any of its subsidiaries pursuant to which any person or group, or stockholders of any such person or group (other than the Company), would hold Shares or other voting or equity securities of the Company representing more than 20% of the Shares or other voting or equity securities of the Company outstanding after giving effect to the consummation of such transaction.

Receipt of Acquisition Proposal

Notwithstanding anything to the contrary in the Merger Agreement, if the Company receives, at any time after January 8, 2023 and prior to the Offer Acceptance Time, an unsolicited Acquisition Proposal that did not result from a material breach of the Merger Agreement, which the Company Board determines in good faith after consultation with the Company’s outside legal counsel and, in the case of financial matters, financial advisors (i) constitutes a Superior Proposal or (ii) would reasonably be expected to result in a Superior Proposal and, in each case, that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, then the Company and the Company Board may, after providing written notice to Parent of the same, directly or indirectly through one or more of their representatives, participate or engage in discussions or negotiations with respect to such Acquisition Proposal with, furnish any non-public information relating to the Company or any of its subsidiaries to, or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its subsidiaries pursuant to an Acceptable Confidentiality Agreement to, any person making such Acquisition Proposal or its representatives; except, that, the Company will provide to Parent and Purchaser any non-public information or data that is provided to any person or its representatives given such access that was not previously made available to Parent or Purchaser prior to or promptly following the time it is provided to such person or its representatives. It is understood and agreed that any contacts, disclosures, discussions or negotiations to the extent expressly permitted under the Merger Agreement, in and of itself will not, unless a Company Board Recommendation Change (as defined below) has otherwise occurred, constitute a Company Board Recommendation Change or otherwise, unless a material breach of the Merger Agreement has occurred, subject to its terms, constitute a basis for Parent to terminate the Merger Agreement pursuant to its terms.

Under the Merger Agreement, a “Superior Proposal” means any bona fide written Acquisition Proposal (with all references to “20%” in the definition of Acquisition Proposal being deemed to be references to “50%”)

received after January 8, 2023, on terms that the Company Board has determined in good faith (after consultation with its financial advisors (in the case of financial matters) and outside legal counsel) (i) would be more favorable, from a financial point of view, to the Company stockholders than the Offer, the Merger and the other transactions contemplated by the Merger Agreement (taking into account all legal, regulatory, financial, timing, due diligence, conditionality, certainty, financing and other aspects of such proposal that the Company Board (or a committee thereof) considers relevant and any revisions to the Merger Agreement made or proposed in writing by Parent) and (ii) is reasonably likely to be consummated in accordance with its terms.

Under the Merger Agreement, an “Acceptable Confidentiality Agreement” means a customary confidentiality agreement with the Company that is either (i) in effect as of the execution and delivery of the Merger Agreement or (ii) executed, delivered and effective after the execution and delivery of the Merger Agreement, in either case, containing substantive terms that are not less favorable in any material respect to the Company than those contained in the Confidentiality Agreement (as defined below) and that does not prohibit the Company from complying with the Merger Agreement (except that for the avoidance of doubt, any such confidentiality agreement need not contain any “standstill” or similar provision or otherwise prohibit the making of any Acquisition Proposal); except that an Acceptable Confidentiality Agreement may not (x) include any provision calling for an exclusive right to negotiate with the Company or (y) provide for the reimbursement by the Company or any of its subsidiaries of any of the counterparty’s costs or expenses.

Notice of Acquisition Proposal

During the Pre-Closing Period, the Company will, as promptly as reasonably practicable (and, in any event, within 24 hours, notify Parent if any Acquisition Proposal (or any material amendment or modification to the material terms of any Acquisition Proposal) is (or if any inquiry, indication of interest, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal is) received by the Company or its controlled affiliates or any of its or their respective representatives or if any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company, its controlled affiliates or its representatives. Such notice must include (x) the identity of the person or group making such Acquisition Proposal or inquiry, indication of interest, proposal or request, and (y) a summary of the material terms and conditions of such Acquisition Proposal or inquiry, indication of interest, proposal and the nature of the information requested pursuant to such inquiry or request, including unredacted copies of all proposals or offers, including proposed agreements received by the Company relating to such Acquisition Proposal. During the Pre-Closing Period, the Company will keep Parent reasonably informed, on a reasonably prompt and timely basis, of the status and material terms of any such Acquisition Proposal (including unredacted copies of any amendments, modifications or proposed amendments or modifications thereto). Without limiting the foregoing, the Company will promptly (and in any event within 24 hours after such determination) inform Parent in writing if the Company determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to the Merger Agreement. Unless the Merger Agreement has been validly terminated pursuant to its terms, the Company will not take any action to exempt any person other than Parent or Purchaser from any “anti-takeover” law or restrictions on business combinations or similar provisions in the organizational documents of the Company, or otherwise cause such restrictions or provisions not to apply to such person. The Company agrees that it will not, directly or indirectly, enter into any agreement with any person which directly or indirectly prohibits the Company from providing any information to Parent in accordance with the Merger Agreement.

Company Board Recommendation; Company Board Recommendation Change; Intervening Event Fiduciary Exception

Under the Merger Agreement, the Company Board has unanimously (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, are fair to, and in the best interest of the Company and the Company’s stockholders, (ii) determined that it is in the best interests of the Company and the Company’s stockholders, and declared it advisable, to enter into the Merger Agreement and consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions set forth therein, (iii) approved the execution and delivery of the Merger Agreement by the Company (including the “agreement of merger” as such term is used in Section 251 of the DGCL), the performance by the Company of its covenants and other obligations thereunder, and the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement upon the terms and conditions set forth therein, in accordance with the requirements of the DGCL, (iv) approved the execution and delivery of the Tender and Support Agreement by the parties thereto (and the consummation of the transactions contemplated thereby), (v) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL, and (vi) resolved to recommend that the Company’s stockholders (other than Parent and its subsidiaries) accept the Offer and tender their Shares to the Purchaser in the Offer (such recommendation the “Company Board Recommendation”).

Except as permitted under the Merger Agreement, during the Pre-Closing Period, the Company Board will not (i) (A) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Company Board Recommendation in a manner adverse to Parent, or resolve or agree to take any such action; (B) adopt, approve, endorse, recommend or otherwise declare advisable to the Company stockholders an Acquisition Proposal, or resolve or agree to take any such action; (C) if an Acquisition Proposal has been publicly disclosed, fail to publicly and without qualification recommend against any such Acquisition Proposal within ten business days after the public disclosure of such Acquisition Proposal (or subsequently withdraw, change, amend, modify or qualify, in a manner adverse to Parent, such rejection of such Acquisition Proposal) and reaffirm the Company Board Recommendation within such ten business day period (or, if earlier, by the second business day prior to the then-scheduled Offer Expiration Time, if an Acquisition Proposal has been publicly disclosed at least three business days prior to the then-scheduled Offer Expiration Time); (D) fail to include the Company Board Recommendation in the Schedule 14D-9; (E) fail to publicly and without qualification reaffirm the Company Board Recommendation within ten business days after any request by Parent to do so (or, if earlier, by the second business day prior to the then-scheduled Offer Expiration Time, if an Acquisition Proposal has been publicly disclosed at least three business days prior to the then-scheduled Offer Expiration Time); except, that Parent may only make such request twice with respect to any particular Acquisition Proposal or any material publicly announced or disclosed amendment or modification thereto or (F) publicly propose or agree to do any of the foregoing (any action described in clauses (A), (B), (C), (D), (E) or (F) a “Company Board Recommendation Change”); or (ii) cause or permit the Company or any of its subsidiaries to enter into an Alternative Acquisition Agreement.

Notwithstanding anything to the contrary set forth in the Merger Agreement, at any time prior to the Offer Acceptance Time:

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Intervening Event. The Company Board may effect a Company Board Recommendation Change (only of the type contemplated by clauses (A) and (D) of previous paragraph in response to an Intervening Event if the Company Board determines in good faith (after consultation with its financial advisors (in the case of financial matters) and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties under applicable law; except that, the Company Board will not effect such a Company Board Recommendation Change unless:

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the Company has provided prior written notice to Parent at least four business days in advance to the effect that the Company Board intends to effect a Company Board Recommendation Change, which notice will specify the basis for such Company Board Recommendation Change, including a reasonably detailed description of the facts and circumstances relating to such Intervening Event; and

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during such four business day period, the Company will and will cause its representatives to negotiate in good faith (to the extent Parent desires to negotiate) any proposal by Parent to amend the terms and conditions of the Merger Agreement; and

•	at the end of such four business day period the Company Board again makes the determination under the Merger Agreement (after in good faith taking into account any proposals for amendments in a form that is binding to Parent subject only to execution by the Company proposed by Parent), it being understood that any material change to the facts and circumstances giving rise to such Intervening Event will require a new notice to Parent as provided above, but with an additional minimum of three business days (instead of at least four business days) notice and negotiation period from the date of such notice; or

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Superior Proposal. If the Company receives an unsolicited Acquisition Proposal that did not result from a material breach of the Merger Agreement and that the Company Board has determined in good faith (after consultation with its financial advisors (in the case of financial matters) and outside legal counsel) constitutes a Superior Proposal, then the Company Board may (A) effect a Company Board Recommendation Change with respect to such Superior Proposal or (B) cause the Company to terminate the Merger Agreement pursuant to its terms in order to substantially simultaneously enter into a definitive agreement with respect to such Superior Proposal; except that, notwithstanding anything to the contrary therein, neither the Company nor any of its subsidiaries will enter into any Alternative Acquisition Agreement unless the Merger Agreement has been validly terminated in accordance with the Merger Agreement; except the Company Board will not take any action described in the foregoing clauses (A) and (B) unless:

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the Company Board determines in good faith (after consultation with its financial advisors (in the case of financial matters) and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties under applicable law (which determination together with the Determination Notice described below, to the extent expressly permitted by the Merger Agreement, in and of itself will not, unless a Company Board Recommendation Change has otherwise occurred, constitute a Company Board Recommendation Change or otherwise, unless a material breach of the Merger Agreement has occurred and subject to its terms, constitute a basis for Parent to terminate the Merger Agreement pursuant to its terms; except that any public statement or disclosure made in connection with the foregoing includes an express reaffirmation of the Company Board Recommendation, without any amendment, withdrawal, alteration, modification or qualification thereof) (it being further understood and agreed that the foregoing will not limit any rights or remedies of Parent under the Merger Agreement upon the occurrence of a Company Board Recommendation Change or, subject to the terms of the Merger Agreement, material breach of the Merger Agreement, including any Company Board Recommendation Change that occurs following the conclusion of the Notice Period); and

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the Company has provided prior written notice (the “Determination Notice”) to Parent at least four business days in advance (it being understood that any material revision, amendment, update or supplement to the terms or conditions of such Superior Proposal will be deemed to constitute a new Superior Proposal and will require a new notice but with an additional minimum of three business days (instead of at least four business days) notice and negotiation period from the date of such notice) (any such notice period, as extended, the “Notice Period”) to the effect that the Company Board intends to take the actions described in foregoing clauses (A) or (B), including the identity of the person or group making such Acquisition Proposal, the material terms thereof and copies of all material relevant agreements relating to such Acquisition Proposal, and during such Notice Period, the Company will and will cause its representatives to negotiate in good faith (to the extent Parent desires to negotiate) any proposal by Parent to amend the terms and conditions of the Merger Agreement such that such Acquisition Proposal would cease to constitute a Superior Proposal; and (ii) at the end of such Notice Period (as extended) the Company Board again determines in good faith (after consultation with its financial advisors (in the case of financial matters) and outside legal counsel) that such Acquisition Proposal continues to constitute a Superior Proposal and again makes the determination under the previous bullet point (in each case after in good faith taking into account the proposals for amendments in a form that is binding to Parent subject only to execution by the Company proposed by Parent).

Under the Merger Agreement, an “Intervening Event” means any change, event, effect, condition, development or circumstance (including any change in probability or magnitude of circumstances) that materially improves the business, assets, operations or prospects of the Company and its subsidiaries, taken as a whole, and that (i) was not known by or reasonably foreseeable to the Company Board on January 8, 2023 (or if known to the Company Board, the consequences of which were not known by or reasonably foreseeable to the Company Board as of January 8, 2023), (ii) does not relate to any Acquisition Proposal or consequence thereof, (iii) does not relate to the fact, in and of itself, that the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics or any budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations for any period, or any changes after January 8, 2023 in the price or trading volume of the Shares (it being understood that the change, event, effect, condition, development or circumstance underlying any of the foregoing in this clause (iii) may be taken into consideration, unless otherwise excluded by the exceptions to this definition); (iv) does not relate to the timing of any consents, registrations, approvals, permits, clearances or authorizations required to be obtained prior to the Closing in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (v) does not relate to performance of the Merger Agreement or any action required to be taken or refrained from being taken by the Merger Agreement; and (vi) does not relate to changes in general economic or geopolitical conditions, or changes in conditions in the global, international or U.S. economy generally.

Additional Covenants

Efforts to Complete the Merger; Regulatory Approvals

Each of Parent and Purchaser (and will cause their respective affiliates, if applicable), on the one hand, and the Company (and will cause its subsidiaries, if applicable), on the other hand, will, to the extent required, file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement as required by the HSR Act within ten business days following January 8, 2023. Each of Parent and the Company will (A) cooperate and coordinate (and will cause their respective subsidiaries to cooperate and coordinate) with the other in the making of such filings; (B) supply the other (or cause the other to be supplied) with any information that may be required in order to make such filings; (C) subject to the Merger Agreement, make (or cause to be made) an appropriate response to any request or requirement for additional information by the FTC, the DOJ or the governmental authorities of any other applicable jurisdiction; and (D) use reasonable best efforts to take (and cause their affiliates to take) all action necessary, proper or advisable to (1) cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act and any other antitrust laws applicable to the Merger Agreement or the Offer, the Merger and the other transactions contemplated by the Merger Agreement; and (2) obtain any required consents pursuant to the HSR Act and any antitrust laws applicable to the Merger Agreement or the Offer, the Merger and the other transactions contemplated by the Merger Agreement, in the case of each of clauses (1) and (2), as promptly as reasonably practicable and in any event prior to the Termination Date. Each of Parent and Purchaser (and their respective affiliates, if applicable), on the one hand, and the Company (and its affiliates, if applicable), on the other hand, will promptly inform the other of any material communication from any governmental authority regarding the Offer, the Merger and the other transactions contemplated by the Merger Agreement in connection with such filings. If any party to the Merger Agreement or affiliate thereof receives any comments or a request for additional information or documentary material from any governmental authority with respect to the Offer, the Merger and the other transactions contemplated by the Merger Agreement pursuant to the HSR Act or any other antitrust laws applicable to the Offer, the Merger and the other transactions contemplated by the Merger Agreement, then such party will make (or cause to be made), as promptly as practicable and after consultation and cooperation with the other parties in accordance with the Merger Agreement, an appropriate response to such request. Neither party will pull and refile under the HSR Act, or enter into any timing or other agreement with any governmental authority with respect to the HSR Act or any other antitrust laws applicable to the Offer, the Merger and the other transactions contemplated by the Merger Agreement without the consent of the other party, which will not be unreasonably conditioned or withheld.

Each party will (and will cause its respective subsidiaries and affiliates to, if applicable) use reasonable best efforts to cause the expiration or termination of any applicable waiting periods pursuant to the HSR Act and any other applicable antitrust laws as promptly as practicable and in any event prior to the Termination Date. Notwithstanding the foregoing, nothing in the Merger Agreement will require the Company or any of its subsidiaries or affiliates to enter into any agreement or consent decree with the DOJ, FTC or any other governmental authority that is unrelated to the Offer, the Merger and the other transactions contemplated by the Merger Agreement or is not conditioned on the Closing. The Company will not settle or compromise or offer to settle or compromise any request, inquiry, investigation, action or other legal proceeding by or before any governmental authority with respect to the Offer, the Merger or the other transactions contemplated by the Merger Agreement without the prior written consent of Parent and, at the written request of Parent, the Company and its subsidiaries will take (or agree to take) any such action (so long as such action is conditioned upon the occurrence of the Closing). Parent will, through appropriate litigation (including by exhausting all avenues of appeal), (x) oppose any request for the entry of, and (y) seek to have vacated or terminated, any order sought, issued, entered or enforced by any governmental authority under any applicable law that seeks to restrain, prevent or materially delay the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement or the receipt of any required consents applicable to the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

In furtherance and not in limitation of the foregoing, the Company, Parent and Purchaser will (and will cause their respective affiliates to), subject to any restrictions under applicable laws, (i) promptly notify the other parties to the Merger Agreement of, and, if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any substantive communication received by such person from a governmental authority or intervening party in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement and permit the other parties to review and discuss in advance (and to consider in good faith any comments made by the other parties in relation to) any proposed draft notifications, formal notifications, filing, submission (except the parties’ HSR filings) or other written communication (and any analyses, memoranda, white papers, presentations, correspondence or other documents submitted therewith) made in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement to a governmental authority; (ii) keep the other parties informed with respect to the status of any such submissions and filings to any governmental authority in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement and any developments, meetings or discussions with any governmental authority or intervening party in respect thereof, including with respect to (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or legal proceeding under applicable laws, including any proceeding initiated by a private party, and (D) the nature and status of any objections raised or proposed or threatened to be raised by any governmental authority or intervening party with respect to the Offer, the Merger and the other transactions contemplated by the Merger Agreement; and (iii) not independently participate in any substantive meeting, hearing, proceeding or discussions (whether in person, by telephone, videoconference or otherwise) with or before any governmental authority or intervening party in respect of the Offer, the Merger and the other transactions contemplated by the Merger Agreement without giving the other parties reasonable prior notice of such substantive meeting or substantive discussions and, unless prohibited by such governmental authority, the opportunity to attend or participate. Notwithstanding the foregoing, the materials required to be provided pursuant to this paragraph may be redacted (A) to remove references concerning the valuation of the Company, (B) as necessary to comply with any contracts, (C) as necessary to comply with applicable law, and (D) as necessary to address reasonable attorney-client, work product or other privilege or confidentiality concerns.

Additionally, a party may reasonably designate any competitively sensitive material provided to another party pursuant to this paragraph as “Outside Counsel Only.” The foregoing obligations in this paragraph will be subject to the Confidentiality Agreement and any attorney-client, work product or other privilege.

Section 16 Matters

Prior to the effective time, the Company will take all necessary actions to cause the transactions contemplated by the Merger Agreement, and any dispositions of equity securities of the Company (including derivative securities) (including the disposition, cancellation or deemed disposition and cancellation of Shares, Options or RSU Awards) in connection with the transactions contemplated by the Merger Agreement by each individual who is a director or executive officer of the Company, to be exempt pursuant to Rule 16b-3 under the Exchange Act.

Indemnification and Insurance

During the period commencing at the effective time and ending on the sixth anniversary of the effective time (except to the extent that the indemnification agreement provides for an earlier termination), Parent will cause the surviving corporation and its subsidiaries to honor and fulfill, in all respects, the obligations of the Company and its subsidiaries pursuant to any indemnification agreements in effect prior to January 8, 2023, between the Company and any of its subsidiaries, on the one hand, and any of their respective current or former directors, members, managers or officers (and any person who becomes a director, member, manager or officer of the Company or any of its subsidiaries prior to the effective time), on the other hand (each, together with such person’s heirs, executors and administrators, an “Indemnified Person” and, collectively, the “Indemnified Persons”); except that such indemnification will be subject to any limitations imposed from time to time by applicable law. In addition, during the period commencing at the effective time and ending on the sixth anniversary of the effective time, Parent will cause the surviving corporation’s and its subsidiaries’ respective organizational documents to contain provisions with respect to indemnification, exculpation and the advancement of expenses of the Indemnified Persons that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the organizational documents of the Company, as of January 8, 2023. During such six-year period, such provisions may not be repealed, amended or otherwise modified in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Person in respect of acts or omissions occurring or alleged to have occurred at or prior to the effective time except as required by applicable law.

Without limiting the generality of the previous paragraph, during the period commencing at the effective time and ending on the sixth anniversary of the effective time, Parent and its subsidiaries will, and Parent will cause the surviving corporation to indemnify and hold harmless, to the fullest extent permitted by applicable law, each Indemnified Person from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, penalties, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any legal proceeding, whether civil, criminal, administrative or investigative, whenever asserted, to the extent that such legal proceeding arises, directly or indirectly, out of or pertains, directly or indirectly (including reasonable attorneys’ fees and investigation expenses in advance of the final disposition of such legal proceeding; except that such Indemnified Person agrees in advance to return any such funds to which a court of competent jurisdiction determines in a final, nonappealable judgment that such Indemnified Person is not ultimately entitled to indemnification), to (i) the fact that an Indemnified Person is or was a director, member, manager, officer, employee or agent of the Company or such subsidiary; or (ii) any action or omission, or alleged action or omission, in such Indemnified Person’s capacity as a director, member, manager, officer, employee or agent of the Company or any of its subsidiaries or as a director, manager, officer, member, manager, employee, agent or other fiduciary of any other person if taken at the request of the Company or such subsidiary (including in connection with serving at the request of the Company or such subsidiary as a director, member, manager, officer, employee, agent or other fiduciary of another person (including any employee benefit plan) regardless of whether such action or omission, or alleged action or omission, occurred prior to or at the effective time); except that if, at any time prior to the sixth anniversary of the effective time, any Indemnified Person delivers to Parent a written notice asserting in good faith a claim for indemnification pursuant to this paragraph, then the claim asserted in such notice will survive the sixth anniversary of the effective time until such claim is fully and finally resolved. In the event of any such legal proceeding, Parent and its subsidiaries will, and Parent will cause the surviving corporation to, advance all reasonable fees and expenses (including reasonable fees and expenses of any counsel) as incurred by an Indemnified Person in the defense of such legal proceeding; except that such Indemnified Person agrees in advance to return any such funds to which a court of competent jurisdiction determines in a final, nonappealable judgment that such Indemnified Person is not ultimately entitled to indemnification. Notwithstanding anything to the contrary in the Merger Agreement, none of Parent, the surviving corporation nor any of their respective affiliates will settle or otherwise compromise or consent to the entry of any judgment with respect to, or otherwise seek the termination of, any legal proceeding for which indemnification may be sought by an Indemnified Person pursuant to the Merger Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such legal proceeding. Any determination required to be made with respect to whether the conduct of any Indemnified Person complies or complied with any applicable standard will be made by independent legal counsel selected by the surviving corporation (which counsel will be reasonably acceptable to such Indemnified Person), the fees and expenses of which will be paid by the surviving corporation.

The surviving corporation will (and Parent will cause the surviving corporation to), at its option, (i) during the period commencing at the effective time and ending on the sixth anniversary of the effective time, maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the effective time on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are equivalent to or more favorable than those of the D&O Insurance or (ii) purchase a six-year prepaid “tail” policy with respect to the D&O Insurance from an insurance carrier with a comparable credit rating as the Company’s current directors’ and officers’ liability insurance carrier (the “Tail Policy”). In satisfying its obligations pursuant to the first sentence of this paragraph, the surviving corporation will not be obligated to (A) pay annual premiums in excess of 350% of the amount paid by the Company for coverage for its last full fiscal year prior to January 8, 2023, for the D&O Insurance (such 350% amount, the “Maximum Premium”) or (B) an aggregate cost for the Tail Policy in excess of the Maximum Premium. If the annual premiums of such insurance coverage for the six-year period exceed the Maximum Premium or the aggregate cost for such Tail Policy exceeds the Maximum Premium, then the surviving corporation will only be obligated to obtain a policy with the greatest coverage available for an annual premium not exceeding the Maximum Premium or an aggregate cost for such Tail Policy not exceeding the Maximum Premium from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier. In lieu of the foregoing obligations, prior to the effective time the Company may and, at Parent’s request, will use reasonable best efforts to, purchase the Tail Policy; except, that the aggregate cost for such Tail Policy will not exceed the Maximum Premium. If the Company purchases the Tail Policy prior to the effective time, the surviving corporation will (and Parent will cause the surviving corporation to) maintain such Tail Policy in full force and effect for a period of no less than six years after the effective time and continue to honor its obligations thereunder.

Employee Matters

Under the Merger Agreement, Parent acknowledges that a “change in control,” “change of control” or “sale of the company” within the meaning of each applicable Employee Plan will occur as of the effective time. From and after the effective time, the surviving corporation will (and Parent will cause the surviving corporation to) honor all of the Employee Plans in accordance with their terms as in effect immediately prior to the effective time, except that nothing in the Merger Agreement prohibits Parent or the surviving corporation from amending or terminating any such Employee Plans or compensation or severance arrangements in accordance with their terms or pursuant to applicable law.

For a period of one year following the effective time (the “continuation period”), Parent will, or will cause the surviving corporation and its subsidiaries to, provide to each continuing Company employee, for so long as they are employed during the continuation period (i) a total base salary and target annual cash incentive compensation opportunity that are no less favorable in the aggregate than that provided to such continuing employee immediately prior to the effective time, (ii) target long-term incentive opportunity that is substantially comparable to that provided to similarly situated employees of Parent and its subsidiaries, (iii) severance benefits no less favorable than those set forth on a schedule agreed between the Company and Parent, subject to such employee’s timely execution and non-revocation of a release of claims, and (iv) employee benefits (excluding severance, change in control and other transaction bonuses and compensation retention bonuses and other non-recurring compensation and benefits) that are substantially comparable in the aggregate to those provided to such continuing employee immediately prior to the effective time.

To the extent that an Employee Plan or any employee benefit plan sponsored by the surviving corporation and its subsidiaries is made available to any continuing Company employee at or after the effective time (the “New Plans”), each continuing Company employee will receive credit for all service with the Company and its subsidiaries before the effective time for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation accrual and severance entitlement), except that such service need not be credited to the extent that it would result in duplication of coverage or benefits for the same period of service, for purposes of any defined benefit pension plans, Employee Plan or employee benefit plan that is a frozen plan or provides grandfathered benefits, or for purposes of any equity incentive awards granted by Parent. In addition, (i) each such continuing employee will be immediately eligible to participate, without any waiting period, in any and all New Plans to the extent that such waiting period was satisfied under a similar or comparable Company employee benefit plan in which such continuing employee participated immediately before the effective time (such plans, collectively, the “Old Plans”), (ii) all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of each New Plan providing life insurance, medical, dental, pharmaceutical, vision or disability benefits to be waived for each such continuing employee and his or her covered dependents, and (iii) Parent will use commercially reasonable efforts to cause any eligible expenses incurred by each such continuing employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date on which such continuing employee’s participation in the corresponding New Plan begins to be given full credit under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such continuing employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

With respect to the Company’s annual cash incentive plans in effect for the fiscal year ending immediately prior to the fiscal year in which the effective time occurs, if annual bonuses in respect of such prior fiscal year have not been paid as of the effective time, Parent will cause the surviving corporation to pay to each continuing employee who remains employed with Parent, the surviving corporation or their respective affiliates through the applicable payment date, at the same time or times that Parent or the surviving corporation pays annual bonuses in respect of such fiscal year to other similarly situated employees of Parent or its subsidiaries, but in no event later than March 15 immediately after the end of such fiscal year, a bonus for such fiscal year that is equal to the annual bonus that such continuing employee would have been entitled to receive under such applicable Company annual cash incentive plan for such fiscal year based on actual performance, determined in accordance with the terms and performance criteria set forth in such plan as in effect for such fiscal year.

On and after January 8, 2023, any broad-based written employee notices or communication materials (including any website posting) to be provided or communicated by the Company with respect to employment, compensation or benefits matters addressed in the Merger Agreement or related, directly or indirectly, to the transactions contemplated by the Merger Agreement will be subject to the prior prompt review and comment of Parent, and the Company will consider in good faith revising such notice or communication to reflect any comments or advice that Parent timely provides.

Transaction Litigation

During the period from January 8, 2023 until the earlier to occur of the termination of the Merger Agreement pursuant to terms thereof and the effective time, the Company will provide Parent with prompt notice of any legal proceeding commenced or threatened against a party to the Merger Agreement or any of its subsidiaries or affiliates (or their respective directors, members, managers, partners or officers) or otherwise relating to, involving or affecting such party or any of its subsidiaries or affiliates, in each case in connection with, arising from or otherwise relating to the Offer, the Merger and the other transactions contemplated by the Merger Agreement, other than any legal proceeding that is (i) solely among all or some of the parties to the Merger Agreement and (ii) related to the Merger Agreement or the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transaction Litigation”) (including by providing copies of all pleadings with respect thereto) and keep Parent reasonably informed with respect to the status thereof. The Company will (a) give Parent the opportunity to participate in (but not control) the defense, settlement or prosecution of any Transaction Litigation; (b) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation; and (c) give due consideration, and consider in good faith, Parent’s view with respect to any Transaction Litigation. The Company may not compromise, settle or come to an arrangement regarding, or agree or offer to compromise, settle or come to an arrangement regarding, any Transaction Litigation unless Parent has consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed).

Stock Exchange Delisting

Prior to the effective time, the Company will cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable law and the rules and regulations of Nasdaq to cause (a) the delisting of the Shares from Nasdaq as promptly as practicable after the effective time and (b) the suspension of the duty to file reports under Section 13 and 15(d) of the Exchange Act as promptly as practicable after such delisting.

Repayment of the Company Credit Agreement

The Company will, and will cause its subsidiaries to, deliver all notices and take all other actions necessary, appropriate or reasonably requested by Parent to facilitate the termination at or prior to the effective time of all commitments in respect of the Company Credit Agreement, the repayment in full on the Closing Date of all obligations thereunder, and the release on the Closing Date of any liens securing the obligations thereunder and guarantees in connection therewith (collectively, the “Payoff and Release”). In furtherance and not in limitation of the foregoing, the Company and its subsidiaries will, (i) at least two business days prior to the Closing Date, deliver, or cause to be delivered, to Parent drafts of the Payoff Documents (as defined below) and (ii) prior to the Closing Date, deliver, or cause to be delivered, to Parent an executed payoff letter with respect to the Company Credit Agreement (the “Payoff Letter”) in form and substance reasonably acceptable to Parent from the applicable agent on behalf of the persons to whom such indebtedness is owed, which Payoff Letter will, among other things, set forth the amount required to effectuate the Payoff and Release (the “Payoff Amount”) and provide that all obligations outstanding under, and all liens and guarantees granted in connection with, the Company Credit Agreement will, upon the payment of the Payoff Amount, be released and terminated (the Payoff Letter and other documents contemplated therein, collectively, the “Payoff Documents”).

At or prior to the effective time and subject to the satisfaction of the Company’s obligations set forth in the Merger Agreement, Parent will repay (or cause the Company and its subsidiaries to repay or otherwise cause to be repaid) on behalf of the Company and its subsidiaries the Payoff Amount in the manner set forth in the Payoff Letter.

Financing

Under the Merger Agreement, Parent has agreed to use, and has agreed to cause its affiliates, and its and their officers, directors, employees, agents and representatives to use, their reasonable best efforts to arrange, consummate and obtain the financing provided under the Debt Commitment Letter and the Existing Credit Agreement on the terms set forth therein, including:

•	maintaining in full force and effect at all times prior to Closing, the Debt Commitment Letter (and any definitive documents entered into in connection therewith) and the Existing Credit Agreement;

•

at or prior to Closing, negotiating or entering into definitive agreements to consummate the financing contemplated by the Debt Commitment Letter on terms not less favorable to Parent, taken as a whole (including with respect to the conditionality thereof), than the terms and conditions contained in, and as of the date of, the Debt Commitment Letter (including as to any “flex” provisions contained in the Fee Letter);

•

satisfying on a timely basis at or prior to Closing all representations, warranties and conditions applicable to Parent set forth in the Debt Commitment Letter and the definitive financing agreements or the Existing Credit Agreement, or obtaining a waiver of such conditions, and complying with Parent’s and its affiliates’, as applicable, obligations thereunder;

•

at all times prior to Closing, (i) maintaining availability to borrow revolving loans under the Existing Credit Agreement needed to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement (the “Transactions”) (taking into account the aggregate amount of the financing to be provided under the Debt Financing and other funds available to Parent to consummate the Transactions) and (ii) ensure that no default or event of default occurs under the Existing Credit Agreement;

•

notifying the Company of (i) any material breach or material default under the Debt Commitment Letter or the Existing Credit Agreement of which Parent becomes aware and (ii) any receipt by Parent or any of its affiliates or their representatives of any notice with respect to any material failure to comply with, material breach of, any actual or threatened termination or repudiation of, or material dispute or disagreement relating to (to the extent such dispute or disagreement relates to the availability of financing or the obligation of the parties to fund their share of the commitments) the Debt Commitment Letter (or any definitive agreements relating thereto) or the Existing Credit Agreement; and

•

to the extent that any financing contemplated by the Debt Commitment Letter or the Existing Credit Agreement becomes unavailable for any or no reason, (i) promptly notifying the Company of such unavailability, and (ii) using, and causing its affiliates and representatives to use, reasonable best efforts to obtain alternative financing from other sources (which alternative financing will be in an amount at least equal to the Debt Financing or such unavailable portion thereof) on terms and conditions to funding and availability that are not materially less favorable, in the aggregate, to Parent than those in the Debt Commitment Letter or Existing Credit Agreement, as applicable.

Consummation of the financing contemplated in the Debt Commitment Letter or the Existing Credit Facility is not a condition to the Offer.

Between January 8, 2023 and the earlier of the Closing or termination of the Merger Agreement, the Company will, and will cause its subsidiaries to, use reasonable best efforts (at Parent’s sole cost and upon such reasonable request) to cooperate with Parent or Purchaser in connection with the Debt Financing, including assisting with the marketing of, and the satisfaction of certain customary conditions precedent to, the Debt Financing (except, that such requested assistance and cooperation is not required to the extent it would, among other things (i) interfere unreasonably with the businesses and operations of the Company or its affiliates, (ii) cause the Company to breach the Merger Agreement or cause any of the conditions to Closing to fail to be satisfied, or (iii) require the Company or any of its affiliates to breach an applicable law, its organizational documents or a material contract).

Parent (i) will promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket expenses (including fees, costs and expenses of counsel, accountants and other advisors) incurred by any of their cooperation or assistance with respect to the Debt Financing or the provision of any information utilized in connection with the Debt Financing, and (ii) will indemnify and hold harmless each member of the Company and their respective affiliates, its subsidiaries and their respective representatives from and against any and all losses suffered or incurred by any of them in connection with the Debt Financing or the provision of any information utilized in connection therewith except (i) to the extent such losses, damages, claims, costs or expenses result from the gross negligence, bad faith or willful misconduct of the Company, any of its subsidiaries or their respective representatives or affiliates, and (ii) with respect to any losses arising from any material misstatement or omission of a material fact in information provided hereunder in writing by any of the foregoing persons.

Conditions of the Offer

See “Section 15—Conditions of the Offer.”

Conditions to the Merger

The respective obligations of Parent, Purchaser and the Company to consummate the Merger are subject to the satisfaction or waiver (to the extent permissible pursuant to the Merger Agreement) in writing at or prior to the effective time of each of the following conditions:

•	Purchaser (or Parent on Purchaser’s behalf) will have accepted for payment all of the Shares validly tendered pursuant to the Offer and not validly withdrawn; and

•

no governmental authority of competent jurisdiction will have enacted, issued, promulgated, enforced or entered (and continuing in effect) any federal, state, local, foreign or multinational law, judgment, rule or regulation or order, or injunction, whether civil or administrative (whether temporary, preliminary or permanent) that prohibits, restricts, enjoins or otherwise makes illegal the consummation of the Offer or the Merger.

Termination

The Merger Agreement may be validly terminated prior to the effective time only as follows:

•	at any time prior to the Offer Acceptance Time by mutual written agreement of Parent and the Company;

•

by either Parent or the Company, if any governmental authority of competent jurisdiction will have enacted a law or issued a final, non-appealable order, in each case permanently restraining, enjoining or otherwise prohibiting the Offer or Merger or making the consummation of the Offer or Merger illegal; except that the right to terminate the Merger Agreement pursuant to this bullet point will not be available to any party to the Merger Agreement (it being understood that Parent and Purchaser will be deemed a single party for such purposes) seeking to terminate if the material breach by such party of its representations, warranties, covenants or obligations set forth in the Merger Agreement has been a principal cause of the issuance of any such enacted law or final, non-appealable order;

•

by either Parent or the Company, at any time prior to the Offer Acceptance Time, if the Closing has not occurred by 11:59 p.m., New York City time, on the Termination Date; except that the right to terminate the Merger Agreement pursuant to this bullet point will not be available to any party to the Merger Agreement (it being understood that Parent and Purchaser will be deemed to be a single party for such purposes) seeking to terminate if the material breach by such party of its representations, warranties, covenants or obligations set forth in the Merger Agreement has been a principal cause of the failure of the Closing to have occurred prior to the Termination Date;

•

by Parent, at any time prior to the Offer Acceptance Time, if the Company or the Company Board (i) has failed to include the Company Board Recommendation in the Schedule 14D-9 or (ii) has effected a Company Board Recommendation Change;

•

by Parent, at any time prior to the Offer Acceptance Time, if the Company has breached or failed to perform in any material respect any of its representations, warranties (or any such representations or warranties have become inaccurate), covenants or other agreements contained in the Merger Agreement, which breach, inaccuracy or failure to perform (i) would result in a failure of the Company Representations Condition (as defined below) or the Obligations Condition (as defined below) of the Merger Agreement (assuming such time were the Offer Expiration Time) and (ii) is incapable of being cured by the Termination Date, or if capable of being cured by the Termination Date, has not been cured before the earlier of (A) the Termination Date and (B) thirty days (five days in the case of a breach of the non-solicitation and Superior Proposal obligations set forth in the Merger Agreement) following the Company’s actual receipt of written notice of such breach, inaccuracy or failure to perform from Parent; except, that Parent will not have the right to terminate the Merger Agreement pursuant to this bullet point if it is then in material breach of its representations, warranties, covenants or agreements set forth in the Merger Agreement such that the Company has the right to terminate the Merger Agreement pursuant to the eighth bullet point in this section (disregarding the notice and cure rights set forth therein);

•

by Parent upon prior written notice to the Company in the case of a knowing and intentional material breach of its non-solicitation obligations in the Merger Agreement by a director or officer of the Company or any individual set forth on that certain section of the Company Disclosure Letter;

•

by either Parent or the Company if (x) each condition to the Offer (other than the Minimum Condition, and any such conditions that by their nature are to be satisfied at the expiration of the Offer) has been satisfied or waived by Parent or Purchaser (to the extent permitted under the Merger Agreement) and the Minimum Condition has not been satisfied, and (y) the Offer will have terminated or expired in accordance with its terms (subject to the rights and obligations of Parent or Purchaser to extend the Offer pursuant to the Merger Agreement), without Parent or Purchaser having accepted for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer within the period specified in the Merger Agreement; except that (A) the right to terminate the Merger Agreement pursuant to this bullet point will not be available to Parent if Parent or Purchaser will have failed to comply in any material respect with its respective obligations under the Merger Agreement and (B) the right to terminate the Merger Agreement pursuant to this bullet point will not be available to the Company if the Company will have failed to comply in any material respect with its obligations under the Merger Agreement;

•

by the Company, at any time prior to the Offer Acceptance Time, if Parent or Purchaser has breached or failed to perform in any material respect any of its respective representations, warranties (or any such representations or warranties have become inaccurate), covenants or other agreements contained in the Merger Agreement, which breach, inaccuracy or failure to perform (i) would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Parent or Purchaser to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement by the Termination Date and (ii) is incapable of being cured by the Termination Date, or if capable of being cured by the Termination Date, has not been cured before the earlier of (A) the Termination Date and (B) thirty days following Parent’s actual receipt of written notice of such breach, inaccuracy or failure to perform from the Company; except that the Company will not have the right to terminate the Merger Agreement pursuant to this bullet point if it is then in material breach of its representations, warranties, covenants or agreements set forth in the Merger Agreement which would result in a failure of the Company Representations Condition or the Obligations Condition (assuming such time were the Offer Expiration Time) (disregarding the notice and cure rights set forth therein);

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by the Company, if Purchaser fails to commence the Offer by within eleven business days of January 8, 2023; except that the Company may not terminate the Merger Agreement pursuant to this bullet point if such failure to commence the Offer is principally caused by the material breach by the Company of any representation, warranty, covenant, obligation or agreement of the Company set forth in the Merger Agreement; except that the Company will not have the right to terminate the Merger Agreement pursuant to this bullet point until (1) the Company has provided written notice to Parent of the failure of Purchaser to commence the Offer on the eleventh business day following January 8, 2023 and (2) the earlier of (A) the Termination Date and (B) two business days following Parent’s actual receipt of such written notice;

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by the Company, at any time prior to the Offer Acceptance Time, in order to enter into a definitive agreement providing for a Superior Proposal in accordance with the Merger Agreement substantially concurrently with such termination; except that the Company will pay, or cause to be paid, to Parent in immediately available funds the Company Termination Fee (as defined below) in accordance with the Merger Agreement prior to or concurrently with such termination; or

•

by the Company if the Offer Conditions have been satisfied or waived and (i) if following the expiration of the Offer, Parent or Purchaser will have failed to accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer within the period specified in the Merger Agreement or (ii) if, following the Offer Acceptance Time, Parent or Purchaser will have failed to purchase all Shares validly tendered (and not validly withdrawn) pursuant to the Offer within the period specified in the Merger Agreement; except, that the Company will not have the right to terminate the Merger Agreement pursuant to this bullet point until (A) the Company has provided to Parent written notice of the failure of Parent or Purchaser to take the actions described in clauses (1) and (2) of the ninth bullet point and (B) the earlier of (1) the Termination Date and (2) two business days following Parent’s actual receipt of such written notice.

Expenses

Except as set forth in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees and expenses whether or not the Offer, the Merger and the other transactions contemplated by the Merger Agreement are consummated. For the avoidance of doubt, Parent or the surviving corporation will be responsible for all fees and expenses of the Payment Agent.

Company Payment

If (i) (x) the Merger Agreement is validly terminated by either the Company or Parent pursuant to the third bullet point in the Termination section (but in the case of a termination by the Company, only if at such time Parent would not be prohibited from terminating the Merger Agreement pursuant to such bullet point), (y) Parent validly terminates the Merger Agreement pursuant to the fifth bullet point in the Termination section or (z) the Merger Agreement is validly terminated by either the Company or Parent pursuant to the seventh bullet point in the Termination section as a result of the failure to satisfy the Minimum Condition; (ii) following the execution and delivery of the Merger Agreement and prior to such termination of the Merger Agreement, an Acquisition Proposal will have been publicly announced (or become known to the general public) and has not been publicly withdrawn (or which withdrawal has become known to the general public) at least three business days prior to the earlier of the date of the Offer Expiration Time and the date of such termination; and (iii) within twelve months following such termination of the Merger Agreement, either an Acquisition Proposal is consummated or the Company enters into a definitive agreement providing for the consummation of an Acquisition Proposal and such Acquisition Proposal is subsequently consummated, then the Company will pay, or cause to be paid, to Parent $37,876,852 (the “Company Termination Fee”) prior to or substantially concurrently with such event by wire transfer of immediately available funds to an account or accounts designated in writing by Parent. For purposes of this paragraph, all references to “20%” in the definition of “Acquisition Proposal” will be deemed to be references to “50%.”

If the Merger Agreement is validly terminated pursuant to the fourth and sixth bullet points in the Termination section, then the Company must promptly (and in any event within three business days) following such termination pay, or cause to be paid, to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

If the Merger Agreement is validly terminated pursuant to the tenth bullet point in the Termination section, then the Company must prior to or concurrently with such termination pay, or cause to be paid, to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

The parties to the Merger Agreement acknowledge and agree that in no event will the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable pursuant to more than one provision of the Merger Agreement at the same or at different times and upon the occurrence of different events.

Amendment; Extension; Waiver

Subject to applicable law and subject to the other provisions of the Merger Agreement, the Merger Agreement may be amended by Parent, Purchaser, and the Company at any time prior to the Offer Acceptance Time by execution of an instrument in writing signed on behalf of each of Parent, Purchaser and the Company (pursuant to authorized action by the Company Board).

At any time and from time to time prior to the Offer Acceptance Time, Parent and the Company may, to the extent legally allowed and except as otherwise set forth:

•	extend the time for the performance of any of the obligations or other acts of the other party or parties, as applicable;

•	waive any inaccuracies in the representations and warranties of the other party or parties contained herein or in any document delivered pursuant to the Merger Agreement; and

•

subject to the requirements of applicable law, waive compliance by the other party or parties to the Merger Agreement with any of the agreements or conditions contained therein applicable to such party (it being understood that Parent and Purchaser will be deemed to be a single party solely for purposes of this section).

Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such party. Any delay in exercising any right pursuant to the Merger Agreement will not constitute a waiver of such right. No waiver of any provision under the Merger Agreement or any breach or default thereof will extend to or affect in any way any other provision thereunder or prior or subsequent breach or default.

Limitations on Remedies

If the Merger Agreement is validly terminated pursuant to its terms in a circumstance in which the Company Termination Fee is owed to Parent and is so paid in accordance with the Merger Agreement (and without limiting the rights to specific performance described in the following section prior to such valid termination), except in the case of fraud or a willful breach, Parent’s right to receive the Company Termination Fee to the extent owed pursuant to the Merger Agreement (and any amounts owed pursuant to the Merger Agreement) will be the sole and exclusive remedy of Parent and Purchaser and each of their respective affiliates against (A) the Company, its subsidiaries and each of their respective affiliates; and (B) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Company, its subsidiaries and each of their respective affiliates (collectively, the “Company Related Parties”) in respect of the Merger Agreement, any agreement executed in connection with the transactions contemplated thereby, and upon payment of such amount (to the extent owed), none of the Company Related Parties will have any further liability or obligation to Parent or Purchaser relating to or arising out of the Merger Agreement or the transactions contemplated thereby (except that the parties (or their affiliates) will remain obligated with respect to the Confidentiality Agreement and the Merger Agreement, as applicable).

Specific Performance

The parties to the Merger Agreement acknowledge and agree that (i) irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties do not perform the provisions of the Merger Agreement (including any party failing to take such actions as are required of it thereunder in order to consummate the Merger Agreement) in accordance with its specified terms or otherwise breach such provisions; (ii) the parties will be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of the Merger Agreement and to enforce specifically the terms and provisions thereof; (iii) certain provisions of the Merger Agreement are not intended to and do not adequately compensate the Company, on the one hand, or Parent and Purchaser, on the other hand, for the harm that would result from a breach of the Merger Agreement, and will not be construed to diminish or otherwise impair in any respect any party’s right to an injunction, specific performance and other equitable relief; and (iv) the right of specific enforcement is an integral part of the Offer, the Merger and the other transactions contemplated by the Merger Agreement and without that right, neither the Company nor Parent would have entered into the Merger Agreement.

The parties to the Merger Agreement agree not to raise any objections to (i) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of the Merger Agreement by the Company, on the one hand, or Parent and Purchaser, on the other hand; and (ii) the specific performance of the terms and provisions of the Merger Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of Parent and Purchaser pursuant to the Merger Agreement, in each case based upon the availability of the equitable remedy of specific performance due to the adequacy of remedies available at law. Any party seeking an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each party irrevocably waives any right that it may have to require or request the obtaining, furnishing or posting of any such bond or other security. The parties further agree that (x) by seeking the remedies provided for in the Merger Agreement, a party will not in any respect waive its right to seek any other form of relief that may be available to a party under the Merger Agreement, and (y) nothing set forth in this section will require any party to institute any legal proceeding for (or limit any party’s right to institute any legal proceeding for) specific performance under this section prior or as a condition to exercising any termination right under Article VIII of the Merger Agreement (or prevent a party from pursuing damages concurrently with or after such termination), nor will the commencement of any legal proceeding pursuant to this section or anything set forth in this section restrict or limit any party’s right to terminate the Merger Agreement in accordance with the terms of Article VIII of the Merger Agreement or pursue any other remedies under the Merger Agreement that may be available then or thereafter; except, that in no event will any party be entitled to receive both an award of damages and a grant of specific performance of equitable relief which results in the consummation of the Closing.

Governing Law

The Merger Agreement, all issues and questions concerning the construction, validity, interpretation and enforceability of the Merger Agreement, and all actions, proceedings or counterclaims (whether based on contract, tort or otherwise) based on, arising out of or relating to the Merger Agreement or the actions of Parent, Purchaser or the Company in the negotiation, administration, performance and enforcement thereof, will be governed by, and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Jurisdiction

Each of the parties to the Merger Agreement (i) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any legal proceeding based on, arising out of or relating to the Merger Agreement or the Offer, the Merger and the other transactions contemplated by the Merger Agreement, for and on behalf of itself or any of its properties or assets, in accordance with the notice requirements of the Merger Agreement or in such other manner as may be permitted by applicable law, and nothing in this section will affect the right of any party to serve legal process in any other manner permitted by applicable law; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets in any legal proceeding to the exclusive general and specific jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept subject-matter jurisdiction over a particular matter, any other state or federal court within the State of Delaware) (the “Chosen Courts”) in the event that any dispute or controversy based on, arises out of or relating to the Merger Agreement or the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request from any court, including the Chosen Courts; (iv) agrees that any legal proceeding based on, arising out of or relating to the Merger Agreement or the Offer, the Merger or any other transaction contemplated by the Merger Agreement will be brought, tried and determined only in the Chosen Courts; (v) waives any objection that it may now or hereafter have to the venue of any such legal proceeding in the Chosen Courts or that such legal proceeding was brought in an inconvenient or otherwise improper court and agrees not to plead or argue the same; and (vi) agrees that it will not bring any legal proceeding based on, arising out of or relating to the Merger Agreement or the Offer, the Merger or any other transaction contemplated by the Merger Agreement in any court other than the Chosen Courts. Each of Parent, Purchaser and the Company agrees that a final judgment in any legal proceeding in the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

Other Agreements

Confidentiality Agreement

On November 22, 2022, the Company and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Parent and its representatives agreed not to (i) use any confidential information other than for the purpose of evaluating, proposing, negotiating or, if applicable, consummating a potential negotiated strategic transaction or transactions between or involving the Company and Parent (a “Transaction”), (ii) disclose such confidential information to any third party (other than to certain representatives of Parent solely for the purpose of evaluating, proposing, negotiating or, if applicable, consummating any possible Transaction), (iii) disclose to any person (a) the fact that investigations, discussions or negotiations are taking place or have taken place concerning a possible Transaction, (b) any of the terms, conditions or other facts with respect to any such possible Transaction, including the status thereof, (c) that the Company or any of its affiliates are or have been considering or reviewing the Transaction or (d) that confidential information has been requested or made available to Parent or its representatives, in each case, subject to certain exceptions.

Under the Confidentiality Agreement, Parent also agreed, among other things, to certain “standstill” provisions for the benefit of the Company that expire twelve months from the date of the Confidentiality Agreement, including restrictions that provide that Parent and its affiliates will not, directly or indirectly, without the prior written invitation of the Company, (i) acquire or agree, offer, seek or propose to acquire, or cause to be acquired, directly or indirectly, ownership of any securities or indebtedness of the Company or any of its subsidiaries, or any option, forward contract, swap or other position with a value derived from securities or indebtedness of the Company or any of its subsidiaries or conveying the right to acquire or vote securities or indebtedness of the Company or any of its subsidiaries or any rights or options to acquire any such ownership (including from a third party), (ii) make, or in any way participate in, any “solicitation” (as such term is used in the Exchange Act) to vote or seek to advise or influence in any manner whatsoever any person with respect to the voting of any securities of the Company or any of its subsidiaries, or seek the consent of any person with respect to any voting securities or interests of the Company, or call or seek to call a meeting of the Company’s shareholders or initiate any shareholder proposal for action by the Company’s shareholders or seek election to or to place a representative on the Company Board (or other similar governing body) or seek the removal of any director from the Company Board (iii) form, join, or participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the Company or its subsidiaries or any voting securities of the Company or any of its subsidiaries, (iv) arrange, or in any way participate in, any financing for the purchase of any securities or assets or securities convertible or exchangeable into or exercisable for any securities or assets of the Company or any of its subsidiaries, (v) otherwise act, whether alone or with others, to seek to propose to the Company or any of its stockholders (in their capacity as such) any merger, amalgamation, plan of arrangement, business combination, tender or exchange offer, restructuring, recapitalization, liquidation of or other similar transaction or otherwise act, whether alone or with others, to seek to control, change, advise or influence the management, board of directors, governing bodies, or policies of the Company, or nominate any person as a director of the Company, or propose any matter to be voted upon by the stockholders of the Company, (vi) advise, assist or knowingly encourage any other person in connection with any of the foregoing, (vii) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing, (viii) take any action which would reasonably be expected to legally require the Company to make a public announcement regarding the types of matters set forth in this paragraph, or (ix) publicly disclose any intention, plan or arrangement inconsistent with the Confidentiality Agreement. The Confidentiality Agreement provided that the standstill provisions would terminate upon, among other events, the Company’s entry into a definitive agreement providing for a transaction involving 50% or more of the voting securities of the Company, including by tender offer. Thus, the standstill provision terminated upon the parties’ execution of the Merger Agreement.

This summary and description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(2) to the Schedule TO, which is incorporated herein by reference.

Tender and Support Agreement

Concurrently with the execution of the Merger Agreement, the Company and Parent entered into the Tender and Support Agreement with GTCR-Ultra Holdings, LLC (the “Stockholder”). The Stockholder beneficially owned approximately 34% of the outstanding Shares as of January 8, 2023. Pursuant to the Tender and Support Agreement, the Stockholder agrees it will not Transfer (as defined below) (or cause, consent to or commit to the Transfer of) any of the Shares, or enter into any agreement relating thereto (subject to certain exceptions).

Subject to the terms of the Tender and Support Agreement, the Stockholder agrees to validly tender or cause to be tendered in the Offer all of the Shares pursuant to and in accordance with the terms of the Offer, free and clear of any liens, claims, proxies, voting trusts or agreements, options, rights, understandings or arrangements or any other encumbrances or restrictions whatsoever (including on title, transfer or exercise of any rights of the Stockholder) in respect of such Shares, except for permitted encumbrances as provided thereunder. The Stockholder agrees that, once any of the Shares are tendered, the Stockholder will not withdraw any of such Shares from the Offer, unless and until the Tender and Support Agreement will have been validly terminated in accordance its terms. Prior to the Expiration Date (as defined below), the Stockholder will not tender (or permit the tender of) the Shares into any exchange or tender offer commenced by a third party other than Parent or Purchaser. The Stockholder will notify Parent as promptly as practicable (and in any event within 48 hours after receipt) in writing of the number of any additional Shares of which the Stockholder acquires beneficial or record ownership on or after the date hereof. If the Offer is terminated or withdrawn by Purchaser or the Merger Agreement is terminated prior to the purchase of the Shares in the Offer, Parent and Purchaser will promptly return, and will instruct any depository or paying agent, acting on behalf of Parent and Purchaser, to promptly return all tendered Shares to the Stockholder.

From January 8, 2023 until the Expiration Date, at every meeting of the stockholders of the Company, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company, the Stockholder (in the Stockholder’s capacity as such) agrees to (x) appear at each such meeting or otherwise cause all such Shares to be counted as present thereat for purpose of determining a quorum, and (y) be present (in person or by proxy) and, unconditionally and irrevocably, vote, or to direct the holder of record on any applicable record date to vote, all Shares to the fullest extent that such Shares are entitled to vote, or act by written consent:

•

in favor of the adoption of the Merger Agreement, and in favor of any other matters expressly contemplated by the Merger Agreement and necessary for the consummation of the Offer, the Merger or any other transactions contemplated by the Merger Agreement;

•

against any (A) Acquisition Proposal, other than the Merger, (B) Contract that would reasonably be expected to (1) result in a breach of any covenant, representation or warranty or any other obligation of the Stockholder contained in the Tender and Support Agreement or (2) result in any of the conditions set forth in the Merger Agreement not being satisfied on or before the Termination Date, or (C) replacement of existing directors comprising, or appointment of new directors to, the Company Board (except as expressly permitted by Parent); and

•

against any amendment to the Company’s certificate of incorporation or bylaws or other corporate action, contract or transaction the consummation of which would, or would reasonably be expected, to impede, hinder, interfere with, prevent, delay or adversely affect the Offer, the Merger or any other transactions contemplated by the Merger Agreement or that is intended, or would reasonably be expected, to facilitate an Acquisition Proposal, including (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company (other than the Merger), and (B) any sale, lease, license or transfer of a material amount of assets of the Company or any reorganization, recapitalization, liquidation or winding up of the Company. Until the earlier of (A) the Expiration Date and (B) the acceptance of the Shares for purchase in the Offer, the Stockholder will retain at all times the right to vote the Shares in its sole discretion and without any other limitation on any matters other than those set forth in the first and second bullet point above and this bullet point, that are at any time or from time to time presented for consideration to the Company’s stockholders generally.

The Tender and Support Agreement terminates upon the first to occur of: (i) such date and time of the valid termination of the Merger Agreement; (ii) the effective time; (iii) the date of any modification, waiver or amendment to any provision of the Merger Agreement that reduces the Offer Price or changes the form of consideration thereof to be paid in respect of the Shares; (iv) a Company Board Recommendation Change; and (v) the mutual written consent of the Company, Stockholder, Parent and Purchaser (collectively, the “Expiration Date”).

For purposes of the Tender and Support Agreement, a person will be deemed to have effected a “Transfer” of a Share if such person directly or indirectly (i) sells (including any short sale), pledges, encumbers, hypothecates, assigns, exchanges, grants an option with respect to (or otherwise enters into any derivative or hedging arrangement with respect to), transfers, tenders, gifts or disposes (by merger, by testamentary disposition, by operation of law or otherwise) of such Share or any interest in or right to such Share, (ii) deposits any Share into a voting trust or enters into a voting agreement or arrangement or grants any proxy or power of attorney with respect thereto that is inconsistent with the Tender and Support Agreement, or (iii) agrees or commits (whether or not in writing) to take any of the actions referred to in the foregoing clause (i) or (ii).

This summary and description of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreement, which is filed as Exhibit (d)(4) to the Schedule TO, which is incorporated herein by reference.

Termination Agreement

Concurrently with the execution of the Merger Agreement, the Company and the Stockholder entered into a termination agreement (the “Termination Agreement”) with respect to the termination of the Tax Receivable Agreement, effective as of immediately prior to the Offer Expiration Time.

The Company and the Stockholder agreed that, upon the Offer Acceptance Time, a Change of Control (as defined in the Tax Receivable Agreement) will have occurred, and the aggregate amount required to be paid by the Company and its subsidiaries pursuant to the Tax Receivable Agreement equals $19,520,607.90 (the “Early Termination Payment”), and that all amounts due by the Company under the Tax Receivable Agreement will be paid by the Company on or substantially concurrently with the Offer Acceptance Time to the Stockholder.

In consideration for the Early Termination Payment and in accordance with the terms of the Tax Receivable Agreement, effective as of immediately prior to the Offer Acceptance Time, the Company and the Stockholder absolutely, irrevocably and unconditionally terminate and release the Tax Receivable Agreement, and rescind, annul, cancel, repeal and eliminate any and all clauses, provisions, covenants, agreements, rights, obligations, responsibilities or liabilities contained in or existing under the Tax Receivable Agreement with respect to the parties, without any continuing liability of the Company, the Stockholder or any of their respective affiliates to any other person, subject to the terms of the Termination Agreement; except, (1) notwithstanding anything to the contrary contained in the Termination Agreement, any such termination, release, rescindment, annulment, cancellation, repeal or elimination will occur following, but not prior to, the payment of the Early Termination Payment in full satisfaction of all amounts due by the Company under the Tax Receivable Agreement; and (2) that the indemnification provisions of the Tax Receivable Agreement will survive the termination of the Tax Receivable Agreement pursuant to the Termination Agreement but the Company and its affiliates will have no liability or obligation thereunder.

This summary and description of the Termination Agreement does not purport to be complete and is qualified in its entirety by reference to the Termination Agreement, which is filed as Exhibit (d)(5) to the Schedule TO, which is incorporated herein by reference.

12.	Purpose of the Offer; Plans for the Company.

Purpose of the Offer. We are making the Offer because we want to acquire the entire equity interest in the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of any and all issued and outstanding Shares.

Purchaser intends to consummate the Merger as soon as practicable after consummation of the Offer. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. Following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company. Following the effective time, the separate corporate existence of Purchaser will cease and the Company will continue as the surviving corporation.

All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. If you sell your Shares in the Offer, you will cease to have any equity interest in the Company or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you will also no longer have an equity interest in the Company. Similarly, after selling your Shares in the Offer or upon consummation of the Merger, you will not bear the risk of any decrease in the value of the Company.

Stockholder Approval. If the Offer is consummated and as a result the Shares irrevocably accepted for purchase in the Offer, together with the Shares otherwise owned by Purchaser and its affiliates represent a majority of the outstanding Shares, the Company does not anticipate seeking the approval of its remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following consummation of a successful tender offer for a public corporation, the stock irrevocably accepted for purchase in the offer and “received” (as defined in Section 251(h) of the DGCL) by the depository for the offer prior to the expiration of such offer, together with the stock otherwise owned by the acquirer or its affiliates, equals at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the Merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after (but on the same day as) the consummation of the Offer after the satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement, without a vote of the Company’s stockholders, in accordance with Section 251(h) of the DGCL.

Plans for the Company. If we accept Shares for payment pursuant to the Offer, we will obtain control over the management of the Company and the Company Board shortly thereafter.

As of the effective time, the certificate of incorporation of the surviving corporation will be amended and restated as a result of the Merger so as to be the same as the certificate of incorporation of Purchaser as in effect immediately prior to the effective time, and the bylaws of the surviving corporation will be amended and restated to be the same as the bylaws of Purchaser in effect immediately before the effective time of the Merger, and the provisions with respect to limitation of liabilities to directors and officers and indemnification in such certificate of incorporation and bylaws will not be amended, repealed or otherwise modified in any manner that would adversely in any respect affect the rights of individuals who were directors, officers, employees or agents of the Company or any subsidiary of the Company. The directors of Purchaser immediately prior to the effective time will be the directors of the surviving corporation and the officers of the Purchaser immediately prior to the effective time will be the officers of the surviving corporation. Such directors and officers will hold office until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the certificate of incorporation and bylaws of the surviving corporation.

Immediately following the consummation of the Merger, Parent intends to cause the Company to delist the Shares from Nasdaq. Parent intends to cause the Company to terminate the registration of the Shares under the Exchange Act as soon as practicable after consummation of the Merger as the requirements for termination of registration are met.

Parent and Purchaser are conducting a detailed review of the Company and its assets, corporate structure, capitalization, indebtedness, operations, properties, policies, management and personnel, and will consider which changes would be desirable in light of the circumstances that exist upon completion of the Offer and the Merger. Parent and Purchaser will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of the Company’s business, operations, capitalization, indebtedness and management. Possible changes could include changes in the Company’s business, corporate structure, certificate of incorporation, bylaws, capitalization and management or changes to the Company Board. Plans may change based on further analysis and Parent, Purchaser and, after completion of the Offer and the Merger, the reconstituted Company Board, reserve the right to change their plans and intentions at any time, as deemed appropriate.

Except as disclosed in this Offer to Purchase, Parent and Purchaser do not have any present plan or proposal that would result in the acquisition by any person of additional securities of the Company, the disposition of securities of the Company, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or the purchase, sale or transfer of a material amount of assets of the Company.

To the best knowledge of Parent and Purchaser, except for certain pre-existing agreements described in the Schedule 14D-9, no material employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent, Purchaser or the Company, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

13.	Certain Effects of the Offer.

Market for the Shares. If the Offer is consummated, Purchaser will complete the Merger as soon as practicable after (but in any event on the same date as) the Offer Acceptance Time, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement. As a result, there will be no market for the Shares following consummation of the Offer.

Nasdaq Listing. If the Offer is consummated, Purchaser will complete the Merger as soon as practicable after the consummation of the Offer, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement. As a result, the Shares will no longer meet the requirements for continued listing on Nasdaq because there will only be a single holder of the Shares, which will be Parent. Immediately following the consummation of the Merger, Parent intends to cause the Company to delist the Shares from Nasdaq.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. In addition, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. We intend and will cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Merger as the requirements for termination of registration are met.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

14.	Dividends and Distributions.

As discussed in Section 11 — “The Merger Agreement; Other Agreements,” the Merger Agreement provides that from the date of the Merger Agreement until the earlier of the effective time or the termination of the Merger Agreement in accordance with its terms, except as required by the Merger Agreement, required by law or order or consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company will not declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any Shares or other equity or voting interests other than with respect to dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its direct or indirect parent.

15.	Conditions of the Offer.

The Offer is not subject to any financing condition. Notwithstanding any other provisions of the Offer but subject to the terms of the Merger Agreement, Purchaser is not required to accept for purchase or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act), pay for any Shares validly tendered (and not validly withdrawn) in the Offer, if any of the conditions set forth below have not been satisfied or waived in writing by Parent:

•	the Minimum Condition has been satisfied;

•	the HSR Condition has been satisfied;

•

no governmental authority of competent jurisdiction has enacted, issued, promulgated, enforced or entered (and continuing in effect) any federal, state, local, foreign or multinational law, judgment, rule or regulation or order, or injunction, whether civil or administrative (whether temporary, preliminary or permanent) that prohibits, restricts, enjoins or otherwise makes illegal the consummation of the Offer or the Merger;

•

(i) the representations and warranties set forth in Section 3.11(b) of the Merger Agreement shall be true and correct in all respects as of the Offer Expiration Time as if made at and as of the Offer Expiration Time; (ii) the representations and warranties set forth in Section 3.6(a), Section 3.6(b), Section 3.6(d), Section 3.6(e)(iii) and Section 3.6(g) shall be true and correct in all respects, except for any de minimis inaccuracies, as of the Offer Expiration Time as if made at and as of the Offer Expiration Time (except to the extent that any such representation and warranty expressly relates to an earlier date, in which case such representation and warranty shall be true and correct in all respects, except for any de minimis inaccuracies, as of such earlier date); (iii) the representations and warranties set forth in Section 3.1(a), Section 3.2, Section 3.3, Section 3.4(a)(i), Section 3.6(c), Section 3.6(e)(i), (ii) and (iv), Section 3.7(b) (with respect to any material subsidiaries), Section 3.7(c) (with respect to any material subsidiaries) and Section 3.28 of the Merger Agreement: (A) to the extent not qualified or limited by the word “material,” “materiality” or “Company Material Adverse Effect” as set forth in the Merger Agreement, shall be true and correct in all material respects as of the Offer Expiration Time as if made at and as of the Offer Expiration Time (except to the extent that any such representation and warranty expressly relates to an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date); and (B) to the extent qualified or limited by the word “material,” “materiality” or “Company Material Adverse Effect” as set forth therein, shall be true and correct in all respects (giving effect to any limitation or qualification that includes the word “material,” “materiality” or “Company Material Adverse Effect” set forth therein) as of the Offer Expiration Time as if made at and as of the Offer Expiration Time (except to the extent that any such representation and warranty expressly relates to an earlier date, in which case such representation and warranty shall be true and correct in all respects (giving effect to any limitation or qualification that includes the word “material,” “materiality” or “Company Material Adverse Effect” set forth therein) as of such earlier date), and (iv) other than the representations and warranties expressly referenced in the foregoing clauses (i), (ii) and (iii), the other representations and warranties set forth in Article III of the Merger Agreement shall be true and correct (without giving effect to any limitation or qualification that includes the word “material,” “materiality” or “Company Material Adverse Effect” set forth therein) as of the Offer Expiration Time as if made at and as of the Offer Expiration Time (except to the extent that any such representation and warranty expressly relate to an earlier date, in which case such representation and warranty shall be true and correct (without giving effect to any limitation or qualification that includes the word “material,” “materiality” or “Company Material Adverse Effect” set forth therein) as of such earlier date), except in the case of this clause (iv) to the extent that the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect (the “Company Representations Condition”);

•

the Company shall have performed and complied in all material respects with the covenants, obligations and agreements in the Merger Agreement required to be performed and complied with by it at or prior to the Offer Expiration Time (the “Obligations Condition”);

•

since January 8, 2023, there has not been any fact, change, event, development, occurrence or effect that has had, or would reasonably be expected to have, a Company Material Adverse Effect that is continuing (the “Material Adverse Effect Condition”);

•

Parent and Purchaser shall have received a certificate of the Company, validly executed for and on behalf of the Company signed by an authorized executive officer of the Company, dated as of the date on which the Acceptance Time occurs, certifying that the conditions set forth in Company Representation Condition, the Obligation Condition and Material Adverse Effect Condition have been satisfied;

•	the Termination Condition has been satisfied; and

•	the Inside Date Condition has been satisfied.

The conditions to the Offer must be satisfied or waived (to the extent waiver is permitted under applicable law) on or prior to the Offer Expiration Time.

The conditions described above are in addition to, and not a limitation of, the rights and obligations of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms of the Merger Agreement.

The conditions described above are for the sole benefit of Parent and Purchaser and may be waived by Parent and Purchaser in whole or in part, at any time and from time to time in their sole discretion, except that Parent and Purchaser are not permitted to waive the Minimum Condition or the Termination Condition, except, in the case of the Minimum Condition, with the prior written consent of the Company. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

16.	Certain Legal Matters; Regulatory Approvals.

General

Except as described in this Section 16, Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business, or certain parts of the Company’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions of the Offer.”

State Takeover Statutes

A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

The Company has expressly opted out of Section 203 of the DGCL. However, the Company’s Amended and Restated Certificate of Incorporation (the “Charter”) prevents an “interested stockholder” (generally defined as a person owning 15% or more of a corporation’s voting stock and the affiliates and associates of any such person) from engaging in a “business combination” (as defined in the Charter) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) at or following the transaction in which such person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

Neither we nor any of our respective affiliates is or has been during the past three years an “interested stockholder” of the Company as defined in the Charter. Accordingly, the approval by the Company Board of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is sufficient to render the restrictions on business combinations contained in the Charter inapplicable to the Offer and the Merger.

The Company has represented to us in the Merger Agreement that no other “moratorium,” “control share acquisition,” “fair price,” or other anti-takeover laws and regulations apply or will apply to the Company pursuant to the Merger Agreement or the Merger or the Offer. Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase or any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger, or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15—“Conditions of the Offer.”

The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. The Company has opted out of Section 203 of the DGCL and therefore the restrictions on business combinations contained therein are inapplicable to the Offer and the Merger and we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any state anti-takeover laws or regulations other than as described above. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Conditions of the Offer.”

Dissenters’ Rights.

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger takes place pursuant to Section 251(h) of the DGCL, stockholders whose Shares are not accepted for purchase pursuant to the Offer and who properly demand appraisal of their Shares pursuant to, and who comply in all respects with, Section 262 of the DGCL will have appraisal rights under Section 262 of the DGCL. If you choose to exercise your appraisal rights in connection with the Merger, you comply with the applicable legal requirements under the DGCL and you neither waive, withdraw nor otherwise lose your rights to appraisal under the DGCL, you will be entitled to payment in cash in an amount equal to the “fair value” of your Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) as determined by the Delaware Court of Chancery (the “Delaware Court”), together with interest, if any, to be paid upon the amount determined to be the fair value. This value may be the same as or more or less than the price that Purchaser is offering to pay you in the Offer and the Merger. Moreover, the surviving corporation may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of such Shares is less than the price paid in the Offer and the Merger.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the discussion of appraisal rights in the Schedule 14D-9 as well as Section 262 of the DGCL, carefully because failure to timely and properly comply with the procedures of Section 262 of the DGCL may result in the loss of appraisal rights under the DGCL.

Because of the complexity of the procedures for exercising appraisal rights, any stockholder or beneficial owner wishing to exercise appraisal rights or to preserve the right to do so is urged to consult legal counsel.

As described more fully in the Schedule 14D-9, if a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the effective time, such stockholder or beneficial owner must do all of the following:

•

within the later of the consummation of the Offer, which will occur on the date on which Purchaser irrevocably accepts for purchase the Shares validly tendered in the Offer, and twenty days after the date of mailing of the notice of appraisal rights in the Schedule 14D-9 (which date of mailing is January 24, 2023), demand in writing the appraisal of such stockholder’s Shares, which demand must be sent to the Company at the address indicated in the Schedule 14D-9 and reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal for such Shares;

•	not tender (or, if tendered, not fail to withdraw prior to the Offer Expiration Time) such Shares in the Offer;

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the date of the Merger; and

•	comply with the procedures of Section 262 of the DGCL.

In addition, one of the ownership thresholds must be met and a stockholder or beneficial owner or the surviving corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all persons entitled to appraisal within 120 days after the effective time. The surviving corporation is under no obligation to file any such petition and has no intention of doing so. If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the surviving corporation to deliver an additional notice of the effective date of the Merger within ten days after the closing of the Merger to all the Company’s stockholders who demanded appraisal in writing (in accordance with the first bullet above), as required by Section 262(d)(2) of the DGCL. However, only stockholders who have made a written demand in accordance with the first bullet above will receive such notice of the effective date of the Merger. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to make a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) may result in a loss of appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise appraisal rights and is qualified in its entirety by reference to Section 262 of the DGCL. The preservation and proper exercise of appraisal rights requires adherence to the applicable provisions of the DGCL. Failure to timely and properly comply with the procedures of Section 262 of the DGCL may result in the loss of appraisal rights. The Schedule 14D-9 constitutes the formal notice by the Company to its stockholders of appraisal rights in connection with the Merger under Section 262.

Appraisal rights cannot be exercised at this time. The information provided above is for informational purposes only with respect to your alternatives if the Merger is completed. If you tender (and do not validly withdraw prior to the Offer Expiration Time) your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, upon the terms and subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

Antitrust Compliance

U.S. Antitrust Laws

Parent and the Company filed Premerger Notification and Report Forms with the FTC and the DOJ relating to Parent’s proposed acquisition of the Company on January 20, 2023. Consequently, the required waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on February 4, 2023, unless early termination of the waiting period is granted or the waiting period is extended.

Under the provisions of the HSR Act, applicable to the Offer, the acquisition of Shares pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by Parent of its Premerger Notification and Report Form with respect to the Offer, unless Parent receives a request for additional information or documentary material from the DOJ or the FTC or unless early termination of the waiting period is granted. Parent may also withdraw its Premerger Notification and Report Form on or before the last day of the 15-day waiting period and refile the Form within two business days of withdrawal, which would initiate a new 15-day waiting period. If, within the applicable waiting period, either the DOJ or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the 10th day after the date of substantial compliance by Parent with such request. Complying with a request for additional information or documentary material may take a significant amount of time.

At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the DOJ Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Legal Proceedings Relating to the Tender Offer. None.

17.	Fees and Expenses.

We have retained the Depositary, the Paying Agent and the Information Agent in connection with the Offer. Each of the Depositary, the Paying Agent and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses and indemnification against certain liabilities in connection with the Offer, including liabilities under the United States federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, and other methods of electronic communication, and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

18.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other applicable laws of such jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer comply with the laws of any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction in compliance with applicable laws. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Purchaser and Parent have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer and may file amendments thereto. If the Offer is completed, Purchaser will file a final amendment to the Schedule TO reporting promptly the results of the Offer pursuant to Rule 14d-3 under the Exchange Act. A copy of the Schedule TO and any amendments thereto (including exhibits) may be examined and copies may be obtained from the SEC in the manner set forth in Section 7 — “Certain Information Concerning the Company — Available Information.”

No person has been authorized to give any information or make any representation on behalf of Parent or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, that information or representation must not be relied upon as having been authorized. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Parent, Purchaser, the Company or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

SCHEDULE I

INFORMATION RELATING TO PARENT AND PURCHASER

1. Purchaser

Purchaser, a Delaware corporation, was formed on January 5, 2023, solely for the purpose of completing the proposed Offer and Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging financing therefor. Purchaser is an indirect, wholly owned subsidiary of Parent and has not engaged in any business except as contemplated by the Merger Agreement. The principal office address of Purchaser is 1100 René-Lévesque Boulevard West, Suite 900, Montreal, Quebec H3B 4N4. The telephone number at the principal office is (514) 313-1190.

Directors and Executive Officers of Purchaser

The name, position, business address, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Purchaser are set forth below. The principal office address of each such director and executive officer of Purchaser is 1100 René-Lévesque Boulevard West, Suite 900, Montreal, Quebec H3B 4N4. The telephone number at the principal office is (514) 313-1190.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Philip Fayer Canada Chief Executive Officer and President	Philip Fayer is the founder of Parent and serves as its Chairman and Chief Executive Officer. Mr. Fayer founded Parent (formerly Pivotal Payments) in 2003.
David Schwartz Canada Chief Financial Officer	David Schwartz is the Chief Financial Officer of Parent. Prior to joining Parent, Mr. Schwartz served as Chief Financial Officer at ALDO Group from 2015 through November 2018.
Lindsay Matthews Canada Secretary

Lindsay Matthews serves as General Counsel and Corporate Secretary at Parent. Prior to joining Parent, Ms. Matthews served as Vice President, General Counsel and Corporate Secretary of Gildan Activewear Inc. from January 2010 until July 2021.

Vicky Bindra United States Vice President and Director	Vicky Bindra is Parent’s Chief Operating Officer and joined Parent in November 2022. Prior to joining Parent, Mr. Bindra was Chief Product Officer at FIS from May 2020 until October 2022. From April 2018 until March 2020, he served as Chief Executive Officer of Pine Labs (P) Ltd., and from January 2016 until March 2018, he served as Chief Product Officer at VISA.

2. Parent

Parent, a corporation incorporated pursuant to the laws of Canada, is a global provider of payment technology solutions to merchants and partners in North America, Europe, Asia Pacific and Latin America. The business address for Parent is 1100 René-Lévesque Boulevard West, Suite 900, Montreal, Quebec H3B 4N4. The business telephone number for Parent is (514) 313-1190.

Parent differentiates itself by its proprietary technology platform, which is built for high-growth mobile commerce and eCommerce markets. Parent’s focus on technology, innovation and security enables Parent to design and develop solutions that are tailored for these markets. Parent’s solutions include a fully integrated payments engine with global processing capabilities, a turnkey solution for frictionless checkout experiences and a broad suite of data-driven business intelligence tools and risk management services.

Directors and Executive Officers of Parent

The name, position, business address, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Parent are set forth below. The principal office address of each such director and executive officer is 1100 René-Lévesque Boulevard West, Suite 900, Montreal, Quebec H3B 4N4. The telephone number at the principal office is (514) 313-1190.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Philip Fayer Canada Chief Executive Officer and Chairman	See above.

David Schwartz Canada Chief Financial Officer	See above.

Lindsay Matthews Canada General Counsel and Corporate Secretary	See above.

Vicky Bindra United States Chief Operating Officer	See above.

Max Attias Israel, France Group Chief Technology Officer	Max Attias serves as the Group Chief Technology Officer at Parent. Mr. Attias previously held roles including Chief Information Officer and Chief Operating Officer, Digital Payments at SafeCharge, until SafeCharge was acquired by Parent in 2019. Prior to that, Mr. Attias served as Chief Information Officer and Site Manager at TATA Consulting Services from September 2017 to September 2018.

Nikki Zinman Canada Chief People Officer	Nikki Zinman serves as Chief People Officer at Parent, where she oversees human resources. Prior to joining Parent, Ms. Zinman was Senior Vice President of Human Resources at Pearson PLC from May 2011 until October 2021.

Neil Erlick Canada Chief Corporate Development Officer	Neil Erlick serves as Chief Corporate Development Officer at Parent. Mr. Erlick previously held senior leadership roles at Paysafe Group.

Yuval Ziv Israel President	Yuval Ziv serves as President of Parent. Mr. Ziv previously worked at SafeCharge from December 2007 until its acquisition by Parent in 2019, in roles including Chief Operating Officer, Chief Commercial Officer, Managing Director and Vice President Business Development.

Michael Hanley Canada Lead Director	Michael Hanley serves as the Lead Director at Parent. Mr. Hanley is also a member of the board of directors at Lyondell Basell Industries N.V., ExCellThera Inc. and Equitable Bank. In addition, Mr. Hanley served as a member of the board of directors at BRP Inc. from September 2012 to June 2022 and at ShawCor Ltd. from May 2015 to May 2021.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Tim Dent United States, France Director	Tim Dent serves as a Director at Parent. Mr. Dent previously served as the Chief Financial and Chief Compliance Officer at DraftKings, Inc. from January 2013 to May 2022.

Maren Lau United States Director	Maren Lau serves as a Director at Parent. Ms. Lau has also served as Regional Vice President at Meta Brazil since February 2019. From February 2017 to February 2019, Ms. Lau worked at Facebook Argentina SRL, first as Regional Agency Director and then as Regional Vice President.

David Lewin Canada Director	David Lewin serves as a Director at Parent. Mr. Lewin is also a Senior Partner of the TMT Group of Novacap, where he has worked since January 2011. He also serves as a member of the board of directors for Eddyfi NDT Inc.

Daniela Mielke United States, Germany Director	Daniela Mielke serves as a Director at Parent. Ms. Mielke is the Managing Partner of Commerce Technology Advisors, LLC. She previously served as the Chief Executive Officer of RS2 Inc. from 2018 to 2020.

Pascal Tremblay Canada Director	Pascal Tremblay serves as a Director at Parent. Mr. Tremblay is President and Chief Executive Officer of Novacap. Mr. Tremblay also serves as a member of the board of directors for Stingray Group Inc.

Samir Zabaneh Canada, Jordan Director	Samir Zabaneh serves as a Director at Parent. Mr. Zabaneh is also the Chief Executive Officer and Chairman at TouchBistro, Inc. Previously, he served as Executive Vice President at First Data Corporation from July 2018 to March 2020, and as Chief Financial Officer of Element Fleet Management from January 2017 to July 2018. Mr. Zabaneh is also a member of the board of directors at ACI Worldwide, Inc.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of the Company or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

By Mail or Overnight Courier:

Continental Stock Transfer & Trust Company

Attn: Corporate Actions

1 State Street 30th Floor

New York, NY 10004

Any questions or requests for assistance may be directed to the Information Agent at its telephone number and location listed below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

1407 Broadway

New York, New York 10018

(212) 929-5500

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com